     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1997



                                                      REGISTRATION NO. 333-22695

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT


                                     UNDER



                           THE SECURITIES ACT OF 1933

                            ------------------------
                         FOREST CITY ENTERPRISES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             Ohio                                     10800 Brookpark Road                                 34-0863886
(STATE OR OTHER JURISDICTION OF              Cleveland, Ohio 44130 -- (216) 267-1200                    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,            IDENTIFICATION NUMBER)
                               INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                               WILLIAM M. WARREN

         General Counsel, Senior Vice President and Assistant Secretary
                              10800 Brookpark Road
                             Cleveland, Ohio 44130
                                 (216) 267-1200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:

                                DAVID P. PORTER
                           Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                 (216) 586-3939

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as determined by market conditions and other factors, after the effective date of this Registration Statement.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]



     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 29, 1997
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED          , 1997

                                1,700,000 SHARES

                         [FOREST CITY ENTERPRISES LOGO]
                              CLASS A COMMON STOCK
                         (PAR VALUE $.33 1/3 PER SHARE)
                             ---------------------

    Forest City Enterprises, Inc. is a national real estate company principally engaged in the development, acquisition, ownership and management of commercial and residential real estate throughout the United States. The Company owns approximately $2.5 billion of properties at cost in 20 states and the District of Columbia. As of January 31, 1997, it operated a portfolio of real estate that consisted of 14.3 million square feet of retail space at 30 shopping centers,
6.4 million square feet of office space in 20 buildings, five hotels with 1,530 rooms and 31,441 units in 114 apartment communities, and owned 5,920 acres of land held for improvement and sale.

    All of the shares of Class A Common Stock offered hereby are being issued and sold by the Company. The Company has outstanding two classes of common stock: the Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock have identical economic rights in the Company, but the voting rights differ. The holders of Class A Common Stock and the holders of Class B Common Stock, voting as separate classes, have the right to elect 25% and 75%, respectively, of the members of the Board of Directors. On all other matters submitted to a shareholder vote, the shares of Class A Common Stock have one vote per share and the shares of Class B Common Stock have ten votes per share. See "Description of Common Stock -- Voting Rights" in the accompanying Prospectus. Both the Class A Common Stock and Class B Common Stock are listed on the American Stock Exchange, the Class A Common Stock under the symbol "FCEA" and the Class B Common Stock under the symbol "FCEB." On April 29, 1997, the last reported sale price of the Class A Common Stock on the American Stock Exchange was $43.25 per share. See "Price Range of Common Stock and Dividend History."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-15 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                         INITIAL PUBLIC        UNDERWRITING         PROCEEDS TO
                                                         OFFERING PRICE        DISCOUNT(1)           COMPANY(2)
                                                        ----------------    ------------------    ----------------
Per Share of Class A Common Stock....................        $                     $                   $
Total(3).............................................        $                     $                   $

---------------
(1) Forest City has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated expenses of $650,000 payable by Forest City.
(3) Forest City has granted the Underwriters an option for 30 days to purchase up to an additional 255,000 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company
    will be $         , $         and $         , respectively. See
    "Underwriting."
                             ---------------------
    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares
will be ready for delivery in New York, New York, on or about          , 1997,
against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                  MERRILL LYNCH & CO.
                                     CREDIT SUISSE FIRST BOSTON
                                                  MCDONALD & COMPANY
                             ---------------------       SECURITIES, INC.

           The date of this Prospectus Supplement is         , 1997.

APPENDIX

(DESCRIPTION OF GRAPHICS)

INSIDE FRONT COVER:

Map of the United States and lower Canada. Displaying the Company's portfolio of Real Estate by location and type, including Shopping Centers, Office Buildings, Land Development, Hotels, Apartments, and Lumber Trading Regional Offices.

                          SHOPPING       OFFICE           LAND                                      REGIONAL
                          CENTERS       BUILDINGS      DEVELOPMENT      HOTELS      APARTMENTS      OFFICES
                          --------      ---------      -----------      ------      ----------      --------
CALIFORNIA
  Los Angeles..........        3             1                                            6             X
  Fresno...............        1
  San Jose.............                                                                   1(c)
  San Francisco........                                                                   1
NEVADA
  Las Vegas............        2                            X                             1
ARIZONA
  Tucson...............        2                            X                                           X
UTAH
  Salt Lake City.......                                                                                 X
OREGON
  Bend.................                                                                                 X
  Portland.............                                                                                 X
WASHINGTON
  Federal Way..........                                                                                 X
COLORADO
  Denver...............                                                                   1
ILLINOIS
  Chicago..............                                     X                             2             X
INDIANA
  Indianapolis.........                                                                   1
OHIO
  Akron-Canton.........        4                                                          1
  Cleveland............        3             9              X              2           17,3(c)          X
MICHIGAN
  Detroit..............                                                    1              4             X
  Flint................        2                            X
MINNESOTA
  Minneapolis..........                                                                                 X
PENNSYLVANIA
  Philadelphia.........        1                                                          1
  Pittsburgh...........        1             2                             1              1
NEW JERSEY
  Jackson..............                                                                   1
  Teaneck..............                                                                   1

---------------
(c) = Under Construction.

                          SHOPPING       OFFICE           LAND                                      REGIONAL
                          CENTERS       BUILDINGS      DEVELOPMENT      HOTELS      APARTMENTS      OFFICES
                          --------      ---------      -----------      ------      ----------      --------
NEW YORK
  Buffalo..............        2                            X                             1
  New York.............      4,3(c)        5,1(c)                                         1             X
VIRGINIA
  Richmond.............                                                                                 X
MARYLAND
  Baltimore............                                                                                 X
DISTRICT OF COLUMBIA
  Washington, D.C......        1                                                        5,1(c)          X
FLORIDA
  Ft. Lauderdale.......                                     X
  Miami................                                     X                             1
  Tampa................                                                                   1             X
ALABAMA
  Birmingham...........                                                                                 X
TEXAS
  Houston..............                                                                   5             X
KANSAS
  Manhattan............        1
MASSACHUSETTS
  Cambridge............                    3,1(c)                                         1             X
CONNECTICUT
  Stanford.............                                                                   1
NEW HAMPSHIRE
  Nashua...............                                                                                 X
KENTUCKY
  Bowling Green........        1
  Newport..............        1
WEST VIRGINIA..........
  Charleston...........        1                                           1
CANADA
British Columbia
  Vancouver............                                                                                 X
ONTARIO
  Toronto..............                                                                                 X

---------------
(c) = Under Construction.

INSIDE FRONT COVER CONTINUED

PHOTOGRAPH: Photograph of Tucson Mall
CAPTION: Tucson Mall -- Tucson, Arizona

PHOTOGRAPH: Photograph of Bayside Village
CAPTION: Bayside Village -- San Francisco, California

PHOTOGRAPH: Photograph of 42nd Street
CAPTION: 42nd Street -- New York, New York

PHOTOGRAPH: Photograph of MetroTech
CAPTION: MetroTech -- Brooklyn, New York
DESCRIPTION: 1. Eleven MetroTech; 2. Nine MetroTech (under construction); 3. Two
             MetroTech; 4. One MetroTech; 5. Gallery at MetroTech.

PHOTOGRAPH: Photograph of Showcase
CAPTION: Showcase -- Las Vegas, Nevada

PHOTOGRAPH: Photograph of Atlantic Center
CAPTION: Atlantic Center -- Brooklyn, New York

PHOTOGRAPH: Photograph of Emerald Palms
CAPTION: Emerald Palms -- Miami, Flordia

PHOTOGRAPH: Photograph of Galleria at Sunset
CAPTION: Galleria at Sunset -- Henderson, Nevada

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial information and statements, and the notes thereto, and other data included elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless otherwise indicated, all information in this Prospectus Supplement (i) gives effect to the three-for-two split, effected in the form of a stock dividend, of each outstanding share of the Company's Class A Common Stock, par value $.33 1/3 per share (the "Class A Common Stock"), and Class B Common Stock, par value $.33 1/3 per share (the "Class B Common Stock"), which occurred on February 17, 1997, and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Price Range of Common Stock and Dividend History" and "Underwriting." As used in this Prospectus Supplement, references to the years 1996, 1995 and 1994 refer to the fiscal years ended January 31, 1997, 1996 and 1995, respectively, "Forest City" or the "Company" refers to Forest City Enterprises, Inc., an Ohio corporation, and its consolidated subsidiaries, and the "Offering" refers to the offering made hereby of 1,700,000 shares of the Class A Common Stock.

                                  THE COMPANY

     Founded 77 years ago and publicly traded since 1960, Forest City is one of the leading real estate development companies in the United States. It develops, acquires, owns and manages commercial and residential real estate projects in 20 states and the District of Columbia. At January 31, 1997, the Company had $2.7 billion in consolidated assets, of which approximately $2.5 billion was invested in commercial and residential real estate. The Company had a total equity market capitalization (the market value of the Company's outstanding Class A Common Stock and Class B Common Stock) of $536 million at January 31, 1997.

     The Company has a portfolio diversified both geographically and among property types, and operates through four principal business groups: the Commercial Group, the Residential Group, the Land Group and the Lumber Trading Group. The following table sets forth, by type of property, a summary of the Company's operating portfolio of commercial, residential and land projects as of January 31, 1997.

                                         NUMBER OF                                    REPRESENTATIVE PRINCIPAL
           TYPE OF PROPERTY             PROPERTIES          TOTAL SIZE                  METROPOLITAN REGIONS
--------------------------------------  -----------     -------------------    --------------------------------------
COMMERCIAL GROUP
  Shopping Centers....................       30         14.3 million square    New York City (4); California (4);
                                                        feet                   Cleveland (3); Akron, OH (3); Las
                                                                               Vegas (2); Tucson (2)

  Office Buildings....................       20         6.4 million            Cleveland (9); New York City (5);
                                                        leasable square        Cambridge, MA (3); Pittsburgh (2)
                                                        feet
  Hotels..............................        5         1,530 rooms            Cleveland (2); Pittsburgh (1);
                                                                               Charleston, WV (1); Detroit (1)

RESIDENTIAL GROUP
  Apartment Communities (1)...........      114         31,441 units           Cleveland (20); California (7);
                                                                               Washington, D.C. (5); Detroit (4);
                                                                               Cambridge, MA (1); Las Vegas (1)

LAND GROUP
  Land held for improvement and
    sale..............................       --         5,920 acres            Ft. Lauderdale; Las Vegas; Cleveland;
                                                                               Tucson

---------------
(1) Includes 9,402 syndicated senior citizen units in 57 apartment communities developed under Federal subsidy programs in which the Company holds a residual interest, none of which are reflected under the caption "Representative Principal Metropolitan Regions" in the table above.

     The Company's earnings before depreciation, amortization and deferred taxes ("EBDT") grew by approximately 13% per share to $6.87 per share in 1996 from $6.08 per share in 1995. This growth reflected the addition in 1996 of 11 properties to the Company's portfolio, with a total cost of $330 million (of which the Company's share was $186 million), and strong performance in the Company's existing portfolio, which reflected continued high occupancy rates and increased rental rates. For a further discussion and a more complete definition of EBDT, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     At January 31, 1997, the shopping centers, office buildings and hotels comprising the Commercial Group totaled $1.7 billion (or 62%) of total assets. Properties in the Company's Residential Group totaled $643 million (or 23%) of total assets. In 1996, 51% of total revenues and 62% of EBDT were contributed by the Commercial Group and 19% of total revenues and 27% of EBDT were generated by the Residential Group. See "Business -- Commercial Group" and "-- Residential Group."

     The Land Group develops raw land into master planned communities, mixed-use and other residential developments and currently owns more than 5,920 acres of undeveloped land for this purpose. The Company currently has major land development projects in five states. See "Business -- Land Group." The Lumber Trading Group is one of the largest lumber wholesalers in North America. See "Business -- Lumber Trading Group." In 1996, the combined land and lumber operations contributed 10% of EBDT and constituted 11% of the Company's total assets. The Company's "Corporate" activities relate to its investments in, and advances to, affiliates and general corporate items.

     The following charts illustrate the division of the Company's business among its four operating groups and its "Corporate" activities as of January 31, 1997 (dollars in millions).



[DESCRIPTION OF GRAPHICS: PIE CHARTS]



                               REVENUES -- $610.4

                                                                       DOLLAR AMOUNT
                                                                   (DOLLARS IN MILLIONS)      PERCENT
Residential.....................................................         $   116.5               19%
Corporate.......................................................         $     5.7                1%
Lumber Trading..................................................         $   124.5               20%
Land............................................................         $    53.9                9%
Commercial......................................................         $   309.8               51%

                                              EBDT -- $90.4

                                                                       DOLLAR AMOUNT
                                                                   (DOLLARS IN MILLIONS)      PERCENT
Residential.....................................................         $    24.6               27%
Corporate.......................................................         $     0.6                1%
Lumber Trading..................................................         $     5.1                6%
Land............................................................         $     3.9                4%
Commercial......................................................         $    56.2               62%

                                           TOTAL ASSETS -- $2,741.4

                                                                       DOLLAR AMOUNT
                                                                   (DOLLARS IN MILLIONS)      PERCENT
Residential.....................................................         $   642.8               23%
Corporate.......................................................         $   100.6                4%
Lumber Trading..................................................         $   209.9                8%
Land............................................................         $    89.0                3%
Commercial......................................................         $ 1,699.1               62%

     The Company's management strength reflects over 50 years in the real estate business and the continuous leadership of three generations of the Ratner/Miller/Shafran families. The Company's core management team includes 41 senior managers, whose average tenure with the Company is 17 years. The Company believes that the depth and experience of its management team is vital to the Company's future growth and ability to operate through various real estate cycles. In 1995, Charles A. Ratner, who joined the Company in 1966, became the Company's third Chief Executive Officer. The Company's executive officers and directors as a group owned 2,392,034 shares, or 31.1%, of the Class A Common Stock and 1,692,217 shares, or 31.3%, of the Class B Common Stock outstanding at March 4, 1997. The total value of such shares as of April 29, 1997 would have been approximately $177 million, based on the last reported sale prices on April 29, 1997 for Class A Common Stock ($43.25 per share) and Class B Common Stock ($43.25 per share). See "Risk Factors -- Control by Class B Common Shareholders; Anti-Takeover Provisions" and "-- Conflicts of Interest."

                 STRATEGY FOR GROWTH AND COMPETITIVE ADVANTAGES

     The Company's strategic objective is to maximize shareholder value by investing in new real estate development and acquisitions at returns greater than the cost of capital, and increasing the value of its existing portfolio by growing net operating income. The Company believes that its capital strategy and operating and organizational structure are integral factors in achieving this objective, and that as a result of its geographic and property type diversification its growth is not dependent on any one locale or property type.

NEW DEVELOPMENT

     The Company expects to grow primarily through real estate development, which it believes will maximize shareholder value over the long term by providing attractive rates of return on the Company's investment. The initial stabilized average unleveraged return ("Unleveraged Return on Cost") on the 11 projects opened in 1996 is projected to be 11.1%.* The Company calculates the Unleveraged Return on Cost on a completed property by dividing the expected net operating income during the initial twelve months after stabilization or, if the property was stabilized as of January 31, 1996, the actual results for the 12 months ended January 31, 1997 (on a cash basis and not on a straight-line basis), by the estimated or actual total project cost.

     Forest City has a proven track record in developing new real estate projects. Since January 31, 1988, the Company has grown its real estate assets at cost from $1.1 billion to $2.5 billion while adding 59 properties to its portfolio. It currently has 12 projects under construction or under contract to acquire with a total estimated cost of $429 million (of which the Company's share will be $184 million).** The projects include three shopping centers, two office buildings and seven residential apartment communities that will add 954,000 square feet of gross leasable area ("GLA") to the Company's commercial portfolio and 2,179 units to its residential portfolio.**

     In addition, the Company has eight shopping centers and five residential apartment communities under active pre-construction development that are expected to open over the next four years.** The Company expects the total cost of these projects to be approximately $581 million (of which the Company's share will be $368 million).** In each instance, the Company has a signed partnership agreement to proceed with the development, owns or controls the land under an option agreement and has commenced or, in some cases, completed the entitlement process. The Company also has invested approximately $67 million in other projects it is pursuing as a part of its continuing development program.

     The Company believes its 50-year history of real estate development and its experienced management team give the Company distinct advantages over its competitors in developing new projects. All 11 of the commercial and residential projects that were opened by the Company in 1996 were completed on-time and on-budget.

     The Company's development program focuses principally on growing or underserved markets where entitlements are difficult to obtain or where other factors favor the Company's extensive experience in working with local governments and regulatory agencies. The Company believes its experience with governments and government financing programs is a competitive advantage, especially with respect to its urban development strategy, where public/private partnerships are crucial.

---------------

 *This is a forward-looking statement and is based on current facts and expectations. Actual results may vary materially from those projected. In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants" and "-- Competition."

**This is a forward-looking statement and is based on current facts and expectations. The development and acquisition of real estate properties involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the Company's development and acquisition activities.

     The Company's development activities also are enhanced by its experience in managing a diversified portfolio and its ability to move quickly to develop more than one property type in growth markets.

     See "Risk Factors -- Real Estate Development and Investment Risks," "-- Significant Geographic Concentration," "-- Illiquidity of Real Estate Investment," "-- Dependence on Rental Income From Real Property" and "-- Partnership Risks."

ACQUISITIONS

     The Company recently has taken advantage of acquisition opportunities, principally in the residential apartment area. These opportunities arose as a result of a downturn in the residential apartment market in the early 1990s, which made it more economical to buy and renovate existing properties than to build new projects. Accordingly, in the last five years, the Company has focused on the acquisition of distressed properties in desirable locations and on existing properties that are in good condition but that present other opportunities to add value by restructuring the financing or repositioning the asset for a different tenant base. Since 1992, the Company has acquired an interest in 12 residential properties with 5,034 units. The average occupancy for these projects in 1996 was 92%, and they had generated an Unleveraged Return on Cost of 11.1% at January 31, 1997. Approximately 45% of the total project costs of these properties were financed with tax-exempt bonds. The Company has contracts expected to close in the second quarter of 1997 for two residential properties, totaling 682 units, at an aggregate purchase price of $46.7 million, and is actively exploring other opportunities.* In addition to acquisitions by the Residential Group, the Commercial Group has complemented its development program through the acquisition of a major Pittsburgh commercial complex in 1994 and also has acquired and continues to pursue opportunities to acquire increased ownership positions in a number of its existing projects. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Significant Geographic Concentration," "-- Illiquidity of Real Estate Investment," "-- Dependence on Rental Income From Real Property" and "-- Partnership Risks."

MAXIMIZING VALUE FROM EXISTING PROPERTIES

     The Company actively manages its portfolio of existing commercial and residential projects to maximize net operating income by raising rental rates on expiring leases, increasing occupancy, and maintaining tight cost controls. Comparable Net Operating Income for the Commercial Group's portfolio increased 6.2% from 1994 to 1995 and 0.9% from 1995 to 1996. Comparable Net Operating Income for the Residential Group increased 6.0% from 1994 to 1995 and 6.7% from 1995 to 1996. Combined, Comparable Net Operating Income from the Company's investment real estate portfolio increased 6.1% from 1994 to 1995 and 2.5% from 1995 to 1996. As used in this Prospectus Supplement, "Comparable Net Operating Income" means increases or decreases in net operating income from properties that were in operation throughout 1996 and 1995 or 1995 and 1994, as the case may be. Occupancy for the shopping center and residential portfolio remained relatively consistent at 88% and 96%, respectively, in both 1995 and 1996, while office portfolio occupancy increased from 92% in 1995 to 95% in 1996. The Company's existing shopping center and office leases contain contractual aggregate net rental increases of $24.6 million and $10.7 million, respectively, over the next five years and $22.4 million and $14.3 million, respectively, over the succeeding five years. These net rental increases will positively affect the Company's EBDT because the Company does not account for rents on a straight-line basis.

     The Company also maintains tight cost controls and leverages its economies of scale to minimize operating expenses. The Company has a variety of measures in place to control costs, including a national purchasing policy for the Residential Group. The Company also aggressively

---------------

 *The statements with respect to these projects are forward-looking statements and are based on current facts and expectations. No assurance can be given that these properties will be acquired. See "Risk Factors -- Real Estate Development and Investment Risks."

challenges real estate tax assessments, and has an energy group specifically focused on reducing the Company's energy costs. At January 31, 1997, the Company's property level expenses for properties open since February 1, 1994, had increased at a compound annual average rate of 0.6% for its shopping centers, office buildings and apartment communities, which was less than the rate of inflation during those years.

     The Company continually reinvests in its properties where appropriate to maintain and increase value. The Company expands or renovates properties when it believes such an investment will achieve an attractive return or is appropriate to maintain the property's value and market position. Since January 31, 1994, the Company has invested or committed to invest $27.3 million in expansions at six shopping centers and $11.0 million in renovations of two of these shopping centers, two additional shopping centers, two hotels and two apartment communities.

     Periodic capital expenditures permit the Company's properties to remain competitive, attract and retain tenants and maintain or increase rental rates. On average, the Company spends approximately $12 million per year for recurring capital expenditures, including tenant improvement costs, to maintain its commercial and residential properties. The majority of such expenditures in the Commercial Group are for tenant improvements, which vary from year to year based on lease expirations. Recurring capital expenditures total approximately $4 million per year for the Residential Group's properties ($200 to $225 per residential unit), and approximately $8 million per year for the Commercial Group's properties.

     See "Risk Factors -- Real Estate Development and Investment Risks,"
"-- Illiquidity of Real Estate Investment," "-- Dependence on Rental Income From Real Property," "-- Competition," "-- Environmental Liabilities" and
"-- Partnership Risks."

CAPITAL STRATEGY

     The Company believes that its capital strategy is an important aspect of maximizing returns to shareholders and that project returns should be evaluated in the context of the cost of capital and risk associated with each project. The Company utilizes nonrecourse mortgage financing as its primary source of capital. As part of its financing strategy, the Company employs a wide variety of financing techniques to fund new developments and acquisitions, including taxable and tax-exempt financing, syndications, joint ventures and government-subsidized loans and incentives. The Company finances its projects at the time of construction or acquisition, primarily using variable-rate debt. It refinances the projects, generally with fixed-rate debt, upon stabilization when values allow the Company to withdraw some or all of its equity in the project. The Company continually evaluates its mature properties for opportunities to withdraw capital through additional refinancings. The capital generated by such refinancings is then reinvested in new projects. Other than indebtedness under the FCRPC Credit Agreement (as defined under the caption "Description of Certain Indebtedness -- Forest City Rental Properties Corporation Credit Agreement."), all of the Company's mortgage indebtedness is nonrecourse. See "Description of Certain Indebtedness -- Mortgage Debt Financing."

     As part of its financing strategy, the Company has made significant use of tax-exempt financing. At January 31, 1997, the Company had approximately $134.3 million of tax-exempt financing outstanding, with a weighted average interest rate of 4.38%, including the costs of credit enhancement. In addition, the Company had Urban Development Action Grant ("UDAG") loans and other government-subsidized funding of $77.4 million outstanding at January 31, 1997, with a weighted average interest rate of 2.60%. The availability and cost of such financing is integral to the Company's analysis of the attractiveness of a project. The use of these types of financings lowered the weighted average interest rate on the Company's mortgage debt by approximately 45 basis points at January 31, 1997.

     The Company also has used syndication as a financing technique for its residential projects. Syndication permits the Company to withdraw a substantial portion of its invested capital from a project while retaining a significant interest in the property's cash flow and residual value. The Company's syndicated properties are generally financed using tax-exempt bonds. In 1996, syndi-cated properties generated $916,000 of operating income. As of January 31, 1997, the Company had received $5.9 million of distributions in excess of its original investment in these projects. See "Business -- Residential Group -- Syndication Activity" and "Risk Factors -- Potential Liability From Syndicated Properties."

     Reflecting the advantages of these financing techniques, the Company's overall weighted average interest rate on its mortgage debt was 7.25% at January 31, 1997. As a result of the Company's historical ability to fund its business expansion primarily through cash flow from existing assets and refinancings of mature properties, it has made limited use of the public markets for financing purposes. The purpose of the Offering is to accelerate the completion of the Company's existing development program and to allow it to capitalize on its numerous current opportunities. See "-- New Development," "Use of Proceeds," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors -- High Leverage; Credit Facility Covenants," "-- Changes in Interest Rates" and "-- Tax-Exempt and UDAG Financing."

OPERATING AND ORGANIZATIONAL STRUCTURE

     In 1995, the Company reorganized its business into the four current principal business groups: Commercial, Residential, Land and Lumber Trading. Each group operates autonomously, and each of the Commercial Group and Residential Group has its own development, acquisition, leasing, property and financial management functions. The Company believes that this structure permits each group to better focus on its business and permits key employees to exercise the independent leadership, creativity and entrepreneurial skills necessary in the real estate business. See "-- New Development."

     For Federal income tax purposes, the Company operates as a "C" corporation, which distinguishes it from many competitors that operate as tax-qualified real estate investment trusts ("REITs"). As a "C" corporation, the Company is not subject to the mandatory distribution requirements imposed on REITs and is able to reinvest its earnings in new development opportunities. The tax benefits the Company receives from its depreciation and interest expense deductions significantly reduce its taxable income. The Company's consolidated tax position and the tax benefits generated from its real estate operations allow it to reduce the tax payable with respect to the earnings from its Land and Lumber Trading Groups. At January 31, 1997, the Company had a net operating loss carryforward for tax purposes of $88.9 million, which will expire in the years ending January 31, 2005 through January 31, 2011, and general business credit carryovers of $3.6 million, which will expire in the years ending January 31, 2003 through January 31, 2011. In 1996 the Company paid no regular Federal corporate income tax and paid $570,000 in Federal alternative minimum tax.

                    NEW PROPERTY DEVELOPMENT AND ACQUISITION

     The following tables reflect the Company's active commercial and residential development and acquisition program. The Company believes that opportunities for new projects exist among all of its property types. The Company's development activities in recent years have focused on California, Nevada, the New York City and Washington, D.C. metropolitan areas, and northeast Ohio. The Company believes that California and Nevada represent long-term growth markets, that the New York City metropolitan area retail market and Washington D.C. metropolitan area residential market are underserved, and that northeast Ohio presents the opportunity to leverage its large existing portfolio in that market.*

---------------

*This is a forward-looking statement and is based on current facts and expectations. The development and acquisition of real estate properties involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
 "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
 "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the Company's development and acquisition activities.

PROJECTS OPENED/ACQUIRED IN 1996.

     During 1996, the Company opened six new shopping centers with an aggregate of 1.4 million square feet of GLA, acquired a new apartment complex with 419 apartment units, and opened 336 additional apartment units at four existing projects. Each of the projects opened in 1996 were on schedule and on budget. These projects are projected to provide an Unleveraged Return on Cost of approximately 11.1%.*

     The following table sets forth certain information regarding these properties.**

                                                                                             COMPANY'S
                                     DEVELOPED (D)     DATE                     TOTAL COST   SHARE OF      TOTAL
                                          OR         OPENED/       COMPANY       AT 100%       COST       SQUARE       GLA(1)/
     PROPERTY           LOCATION     ACQUIRED (A)    ACQUIRED   OWNERSHIP (%)   (IN MIL.)    (IN MIL.)     FEET      NO. OF UNITS
------------------- ------------------------------   --------   -------------   ----------   ---------   ---------   ------------
COMMERCIAL GROUP
Shopping Centers
Galleria at
 Sunset............ Henderson, NV    D                Feb-96           60%        $ 82.0      $  49.2      892,000       294,000
Hunting Park....... Philadelphia, PA D                Apr-96           70           14.9         10.4      144,000       144,000
Bruckner
 Boulevard......... Bronx, NY        D                Sep-96           70           15.1         10.6      114,000       114,000
Marketplace at
 Riverpark......... Fresno, CA       D                Sep-96           50           26.5         13.3      453,000       284,000
Atlantic Center.... Brooklyn, NY     D                Nov-96           75           75.2         56.4      391,000       391,000
Showcase........... Las Vegas, NV    D                Dec-96           20           76.9         15.4      189,000       189,000
                                                                                  ------       ------    ---------     ---------
 Subtotal..........                                                               $290.6      $ 155.3    2,183,000     1,416,000
                                                                                  ------      -------    =========     =========

RESIDENTIAL GROUP
Tam-A-Rac(2)....... Willoughby, OH   D                Feb-96           50%        $  3.3      $   1.7                      64
Cherry Tree(2)..... Strongsville, OH D                Apr-96           50            6.9          3.5                     132
Big Creek(2)....... Parma Hts., OH   D                May-96           50            4.3          2.2                      72
Emerald Palms...... Miami, FL        A                May-96          100           21.8         21.8                     419
Pebble Creek(2).... Twinsburg, OH    D                Sep-96           50            3.4          1.7                      68
                                                                                                                           --
                                                                                  ------      -------
 Subtotal..........                                                               $ 39.7      $  30.9                     755
                                                                                                                     ========
                                                                                  ------      -------
   Total...........                                                               $330.3      $ 186.2
                                                                                  ======      =======

---------------
(1) Represents the total square feet available for lease by the Company. Remaining square footage is owned by anchors.
(2) Part of a phased construction process.

---------------

 *This is a forward-looking statement and is based on current facts and expectations. Actual results may vary materially from those projected. In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants" and "-- Competition."

**Construction remains to be completed at the Marketplace at Riverpark, Atlantic
  Center and the Showcase. Accordingly, with respect to these projects, the information in the table concerning total cost, the Company's share of total cost, total square feet and GLA are forward-looking statements. The completion of these projects is subject to various development risks, including cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing,"
  "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete description of risks associated with the completion of these projects.

PROJECTS UNDER CONSTRUCTION/TO BE ACQUIRED

     As of January 31, 1997, the Company had 12 properties under construction or under contract to be acquired. These projects include three shopping centers with a total of 465,000 square feet of GLA, two office and mixed-use projects with 489,000 square feet of leasable space, two residential projects with an aggregate of 1,185 units under development, two residential projects with an aggregate of 682 units under purchase contract and expansions to three existing residential communities to add an aggregate of 312 units. The Unleveraged Return on Cost for these projects is projected to be 10.4%.*

     The following table sets forth certain information regarding these projects.**

                                                        ESTIMATED                                 COMPANY'S
                                        DEVELOPED(D)     DATE OF                     TOTAL COST     SHARE      TOTAL
                                             OR         OPENING/        COMPANY       AT 100%      OF COST    SQUARE    GLA(1)/NO.
      PROPERTY         LOCATION          ACQUIRED(A)   ACQUISITION   OWNERSHIP (%)   (IN MIL.)    (IN MIL.)    FEET     OF UNITS
---------------------  ------------------------------  -----------   -------------   ----------   ---------   -------   ---------
COMMERCIAL GROUP
Shopping Centers
Grand Avenue.........  Queens, NY             D           Q3-97             70%        $ 23.6      $  16.5    100,000    100,000
Gun Hill Road........  Bronx, NY              D           Q3-97             70           13.5          9.5    147,000    147,000
Northern Boulevard...  Queens, NY             D           Q4-97             70           39.4         27.6    218,000    218,000
                                                                                       ------       ------    -------    -------
 Subtotal............                                                                  $ 76.5      $  53.6    465,000    465,000
                                                                                       ------       ------    -------    -------
Offices/Mixed Use
Nine MetroTech.......  Brooklyn, NY           D           Q1-98             65%        $ 59.7      $  38.8    317,000    317,000
Univ. Park at
 MIT(2)..............  Cambridge, MA          D           Q1-98             50           76.1         38.1    172,000    172,000
                                                                                       ------       ------    -------    -------
 Subtotal............                                                                  $135.8      $  76.9    489,000    489,000
                                                                                       ------       ------    -------    -------
   Subtotal Commercial                                                                 $212.3      $ 130.5    954,000    954,000
                                                                                       ------      -------    =======    =======

RESIDENTIAL GROUP
Big Creek(3).........  Parma Hts., OH         D           Q2-97             50%        $  5.3      $   2.7                   88
Museum Towers........  Philadelphia, PA       A           Q2-97             87           25.7         22.4                  286
Pacific Village......  Bellevue, WA           A           Q2-97            100           21.0         21.0                  396
Cherry Tree(3).......  Strongsville, OH       D           Q3-97             50            7.5          3.8                  144
Tam-A-Rac(3).........  Willoughby, OH         D           Q3-97             50            4.1          2.1                   80
Enclave(4)...........  San Jose, CA           D           Q4-97              1           74.1          0.7                  633
The Grand(4).........  Bethesda, MD           D           Q4-98            0.9           79.1          0.7                  552
                                                                                       ------      -------               ------
 Subtotal............                                                                  $216.8      $  53.4                2,179
                                                                                                                         ======
                                                                                       ------      -------
     Total...........                                                                  $429.1      $ 183.9
                                                                                       ======      =======

---------------

(1) Represents the total square feet available for lease by the Company. Remaining square footage is owned by anchors.
(2) In addition to the 172,000 square feet of GLA, the project also includes a 210 room hotel and a 950 car garage.
(3) Part of a phased construction process.
(4) Project included in the Company's syndication program. Under this program, the Company maintains a substantial economic interest in the project. See "Business -- Residential Group -- Syndication Activity" and "Risk Factors -- Potential Liability From Syndicated Properties."

---------------

 *This is a forward-looking statement and is based on current facts and expectations. The development and acquisition of real estate properties involves various risks, including construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
  "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the Company's development and acquisition activities.

**This table presents forward-looking information concerning various projects under development or subject to purchase contracts and is based on current facts and expectations. This completion or acquisition of these projects is subject to significant risks, including cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks,"
  "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax- Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and " -- Partnership Risks," for a more complete description of the risks associated with the development and acquisition of these projects.

PROJECTS UNDER DEVELOPMENT

     In addition to projects currently under construction, the Company has a number of additional projects in various stages of development. For these projects, the Company has a signed partnership agreement to proceed with the development, owns or controls the land under an option agreement and has commenced or, in some cases, completed the entitlement process. Certain significant hurdles may remain for these projects, including obtaining financing. See "Risk Factors -- Real Estate Development and Investment
Risks -- Development Risks." At January 31, 1997, the Company had invested $25.1 million in these projects. The Company anticipates that a substantial portion of the proceeds from the Offering, together with new nonrecourse mortgage financing, will be used to finance these projects. See "Use of Proceeds."

     The following table sets forth certain information regarding these projects.*

                                                                                                 COMPANY'S
                                            DEVELOPED(D)  ESTIMATED                  TOTAL COST    SHARE      TOTAL
                                                 OR        DATE OF      COMPANY       AT 100%     OF COST    SQUARE    GLA(1)/NO.
PROPERTY                LOCATION             ACQUIRED(A)   OPENING   OWNERSHIP (%)   (IN MIL.)   (IN MIL.)    FEET      OF UNITS
----------------------  ------------------  ------------- ---------  --------------  ----------  ---------  ---------  ----------
COMMERCIAL GROUP
Shopping Centers
42nd Street...........  Manhattan, NY             D         1998            70%        $ 79.0     $  55.3     291,000    291,000
Atlantic City.........  Atlantic City, NJ         D         1998            80           42.2        33.8     254,000    254,000
Metropolitan Avenue...  Queens, NY                D         1998            70           26.0        18.2     113,000    113,000
Richmond Avenue.......  Staten Island, NY         D         1998            70           20.2        14.1      76,000     76,000
Pasadena..............  Pasadena, CA              D         1999            50           28.1        14.1     163,000    163,000
Temecula..............  Temecula, CA              D         1999            75           60.9        45.7     940,000    293,000
Galleria at Sunset
 Expansion............  Henderson, NV             D         2000            60           27.6        16.6     477,000    139,000
Pittsburgh Mall.......  Pittsburgh, PA            D         2000            67           78.9        52.9   1,008,000    291,000
                                                                                                                       ---------
                                                                                                                               -
                                                                                       ------      ------   ---------
 Subtotal.............                                                                 $362.9     $ 250.7   3,322,000  1,620,000
                                                                                       ------      ------   =========  =========

RESIDENTIAL GROUP
Big Creek.............  Parma Hts., OH            D       1998/1999         50%        $ 21.6     $  10.8                   360
Tam-A-Rac.............  Willoughby, OH            D       1998/1999         50            9.3         4.7                   170
Riverdale.............  Bronx, NY                 D         1999            50           40.0        20.0                   209
San Jose II (2).......  San Jose, CA              D         1999             1           44.8         0.4                   346
Assisted Living.......  New York City             D        Various          80          102.0        81.6                   600
                        Metropolitan Area
                                                                                       ------     -------                 -----
 Subtotal.............                                                                 $217.7     $ 117.5                 1,685
                                                                                                                       ========
                                                                                       ------     -------
   Total..............                                                                 $580.6     $ 368.2
                                                                                       ======     =======

---------------
(1) Represents the total square feet available for lease by the Company. Remaining square footage is owned by anchors.
(2) Project included in the Company's syndication program. Under this program, the Company maintains a substantial economic interest in the project. See "Business -- Residential Group -- Syndication Activity" and "Risk Factors -- Potential Liability From Syndicated Properties."

     In addition to the projects listed above, the Company is actively pursuing the development of numerous other projects as a part of its on-going development program. These projects, in which the Company had invested an aggregate of $67 million at January 31, 1997, are focused on areas where the Company has existing developments, including New York City, Chicago and California, and in new markets, including Atlanta and Atlantic City.

---------------

 *This table presents forward-looking information concerning various projects under development and is based on current facts and expectations. The completion of these projects is subject to significant risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete description of the risks associated with the development of these projects.

                                THE OFFERING(1)

Common Stock offered
  hereby...................  1,700,000 shares of Class A Common Stock

Common Stock to be
  outstanding after the
  Offering.................  9,402,633 shares of Class A Common Stock(2)
                             5,409,343 shares of Class B Common Stock(2)

American Stock Exchange
  Symbols..................  The Class A Common Stock is listed on the American
                             Stock Exchange under the symbol "FCEA." The Class B Common Stock is listed on the American Stock Exchange under the symbol "FCEB."

Use of Proceeds............  Forest City initially will use the net proceeds from the Offering to repay recourse debt outstanding under the Revolving Credit Facility (as defined under the caption "Description of Certain Indebtedness -- Forest City Rental Properties Corporation Credit Agreement."). Any excess proceeds of the Offering would be used for general corporate purposes. The Company expects subsequently to use some or all of the available amounts under the Revolving Credit Facility to finance its on-going development and construction activities. See "Use of Proceeds."

Voting Rights..............  The holders of Class A Common Stock and the holders of Class B Common Stock, voting as separate classes, have the right to elect 25% and 75%, respectively, of the members of the Board of Directors. On all other matters submitted to a shareholder vote, shares of Class A Common Stock have one vote per share and the shares of Class B Common Stock have ten votes per share. See "Description of Common Stock -- Voting Rights" in the accompanying Prospectus.

Risk Factors...............  Prospective purchasers of Class A Common Stock should carefully consider the information set forth under "Risk Factors."
---------------
(1) Excludes 255,000 shares of Class A Common Stock that may be issued upon the exercise of the Underwriters' over-allotment option.
(2) Assumes no conversions of existing shares of Class B Common Stock into Class A Common Stock and no exercise of the outstanding options to acquire 180,900 shares of Class A Common Stock; reflects information on shares outstanding as of April 25, 1997.

            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

    The following tables set forth selected summary historical consolidated financial data of the Company as of and for the fiscal years ended January 31, 1993, 1994, 1995, 1996 and 1997. The summary historical financial data, excluding EBDT and the market price per share of common stock, were derived from the Company's audited consolidated financial statements for the fiscal years ended January 31, 1995, 1996 and 1997 (including the accompanying notes thereto, the "Consolidated Financial Statements"), and should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements, appearing elsewhere in this Prospectus Supplement and incorporated by reference in the accompanying Prospectus. The summary historical consolidated financial data, excluding EBDT and the market price per share of common stock, set forth below with respect to the fiscal years ended January 31, 1993 and 1994 are derived from audited consolidated financial statements of the Company not included or incorporated by reference herein or in the accompanying Prospectus. The real estate activity data for the three years ended January 31, 1997 were derived from the Consolidated Financial Statements, appearing elsewhere in this Prospectus Supplement and incorporated by reference in the accompanying Prospectus, and for the seven years ended January 31, 1994, were derived from audited consolidated financial statements of the Company not included or incorporated by reference herein or in the accompanying Prospectus. See the Consolidated Financial Statements, "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                       YEAR ENDED JANUARY 31,
                                                --------------------------------------------------------------------
                                                   1997          1996          1995           1994           1993
                                                ----------    ----------    ----------     ----------     ----------
                                                (IN THOUSANDS, EXCEPT RATIOS, OUTSTANDING SHARES AND PER SHARE DATA)
OPERATING RESULTS DATA:
  Revenues..................................... $  610,449    $  529,433    $  522,608     $  519,379     $  474,469
  Earnings (loss) before extraordinary
    gain(1).................................... $    9,171    $    6,939    $  (18,533)(2) $    2,212(3)  $   12,687
  Earnings (loss) before extraordinary gain per
    share of common stock(4)................... $     0.70    $     0.51    $    (1.37)(2) $     0.16(3)  $     0.94
BALANCE SHEET DATA:
  Total assets -- cost basis................... $2,741,405    $2,631,046    $2,584,734(5)  $2,668,057     $2,625,404
  Long term debt, including mortgage debt...... $1,993,351    $1,945,120    $1,881,917     $2,026,451     $1,972,160
  Shareholders' equity......................... $  191,978    $  189,589    $  185,560     $  145,442     $  143,230
  Shareholders' equity per share of common
    stock(4)................................... $    14.64    $    14.18    $    13.76     $    10.78     $    10.62
OTHER SELECTED DATA:
  Earnings before depreciation, amortization
    and deferred taxes from operations
    (EBDT)(1)(6)............................... $   90,404    $   82,021    $   81,262     $   80,979     $   77,075
  EBDT per share of common stock for the
    period(4).................................. $     6.87    $     6.08    $     6.03     $     6.00     $     5.71
  Cash dividends per share of common stock for
    the period(4)
    Class A.................................... $     0.27    $     0.17    $     0.13     $     0.00     $     0.00
    Class B.................................... $     0.27    $     0.17    $     0.13     $     0.00     $     0.00
  Market price per share of Class A common
    stock at end of period(4).................. $    41.00    $    22.17    $    20.25     $    26.33     $    17.50
  Market price per share of Class B common
    stock at end of period(4).................. $    40.67    $    22.00    $    20.67     $    28.83     $    17.50
  Weighted average shares of common stock
    outstanding(4)............................. 13,155,236    13,480,164    13,487,421     13,487,421     13,487,421
  Number of shares of common stock outstanding
    at end of period(4)........................ 13,111,976    13,371,921    13,487,421     13,487,421     13,487,421

---------------
(1) Excludes extraordinary gain, net of tax.

(2) The Loss before extraordinary gain and related amounts per common share for the year ended January 31, 1995 were due primarily to the loss on the sale of Park LaBrea Towers, a residential complex containing 2,825 units in Los Angeles, California, of approximately $19,200,000, or $1.42 per common share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) The decrease in earnings before extraordinary gain and related amounts per common share of $10,475,000, or $0.78 per common share, from the year ended January 31, 1993 to the year ended January 31, 1994 was due primarily to the gain on the sale of an interest in South Bay Galleria, less a provision for decline in real estate, in 1992 of approximately $17,400,000, or $1.29 per common share.

(4) Adjusted for three-for-two stock split, in the form of a stock dividend, effective February 17, 1997.

(5) The decrease in Total assets -- cost basis was due to the sale of Park LaBrea Towers, partially offset by an increase in other real estate costs.

(6) Earnings before depreciation, amortization and deferred taxes consists of net earnings (loss), excluding the provision for decline in real estate and gain (loss) on disposition of properties, net of tax, before deducting the non-cash charges from rental properties for depreciation and amortization and deferred taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- EBDT."

                   FOREST CITY RENTAL PROPERTIES CORPORATION

                            REAL ESTATE ACTIVITY(1)

                                                                         JANUARY 31,
                                  ------------------------------------------------------------------------------------------
                                     1997            1996            1995            1994            1993            1992
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                                                        (IN THOUSANDS)
TOTAL REAL ESTATE -- END OF
  YEAR
 Completed rental properties,
   before depreciation.........   $2,227,859      $2,085,284      $1,995,629(2)   $2,101,528      $2,045,946      $1,878,394
 Projects under development....      215,960         246,240         230,802         214,111         188,187         316,771
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                   2,443,819       2,331,524       2,226,431       2,315,639       2,234,133       2,195,165
 Accumulated depreciation......     (387,733)       (338,216)       (293,465)       (272,518)       (232,905)       (193,683)
                                  ----------      ----------      ----------      ----------      ----------      ----------
   Rental properties, net of
     depreciation..............   $2,056,086      $1,993,308      $1,932,966      $2,043,121      $2,001,228      $2,001,482
                                  ==========      ==========      ==========      ==========      ==========      ==========
ACTIVITY DURING THE YEAR
 Completed rental properties
   Additions...................   $  160,690      $   89,028      $   77,265      $   50,384      $  200,440      $  279,319
   Acquisitions................       22,264          28,587          32,811           5,198              --              --
   Dispositions................      (40,379)        (27,960)       (215,975)(2)          --         (32,888)         (1,201)
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                  $  142,575      $   89,655      $ (105,899)     $   55,582      $  167,552      $  278,118
                                  ----------      ----------      ----------      ----------      ----------      ----------
 Projects under development
   New development.............       98,403          58,798          49,585          54,317          39,045         199,346
   Transferred to completed
     rental properties.........     (128,683)        (43,360)        (32,894)        (28,393)       (167,629)       (267,617)
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                  $  (30,280)     $   15,438      $   16,691      $   25,924      $ (128,584)     $  (68,271)
                                  ----------      ----------      ----------      ----------      ----------      ----------
INCREASE (DECREASE) IN RENTAL
 PROPERTIES, AT COST...........   $  112,295      $  105,093      $  (89,208)(2)  $   81,506      $   38,968      $  209,847
                                  ==========      ==========      ==========      ==========      ==========      ==========

                                    1991            1990            1989            1988
                                 ----------      ----------      ----------      ----------
                                                       (IN THOUSANDS)
TOTAL REAL ESTATE -- END OF
  YEAR
 Completed rental properties,
   before depreciation.........  $1,600,276      $1,145,591      $1,003,795      $  808,643
 Projects under development....     385,042         451,211         203,563         216,070
                                 ----------      ----------      ----------      ----------
                                  1,985,318       1,596,802       1,207,358       1,024,713
 Accumulated depreciation......    (160,616)       (136,192)       (113,004)       (100,434)
                                 ----------      ----------      ----------      ----------
   Rental properties, net of
     depreciation..............  $1,824,702      $1,460,610      $1,094,354      $  924,279
                                 ==========      ==========      ==========      ==========
ACTIVITY DURING THE YEAR
 Completed rental properties
   Additions...................  $  462,796      $  147,546      $  213,130      $   54,089
   Acquisitions................      28,143              --              --           7,757
   Dispositions................     (36,254)         (5,750)        (17,978)         (2,716)
                                 ----------      ----------      ----------      ----------
                                 $  454,685      $  141,796      $  195,152      $   59,130
                                 ----------      ----------      ----------      ----------
 Projects under development
   New development.............     387,582         363,448         183,721         169,974
   Transferred to completed
     rental properties.........    (453,751)       (115,800)       (196,228)        (44,539)
                                 ----------      ----------      ----------      ----------
                                 $  (66,169)     $  247,648      $  (12,507)     $  125,435
                                 ----------      ----------      ----------      ----------
INCREASE (DECREASE) IN RENTAL
 PROPERTIES, AT COST...........  $  388,516      $  389,444      $  182,645      $  184,565
                                 ==========      ==========      ==========      ==========

---------------

(1) The table includes real estate activity for Forest City Rental Properties Corporation only, and does not include the real estate activity relating to the Company's Land Group. See Note M to Consolidated Financial Statements.

(2) Reflects the sale of Park LaBrea Towers, a residential complex containing 2,825 units in Los Angeles, California. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  RISK FACTORS

     Prospective purchasers of Class A Common Stock should carefully review the information contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and should particularly consider the following factors:

REAL ESTATE DEVELOPMENT AND INVESTMENT RISKS

  GENERAL

     Real property investments are subject to varying degrees of risk. The Company's revenues and property values may be adversely affected by various factors related to the general United States economy, by the economy of the region or local area in which the Company's projects are located, and by local real estate conditions. Some of the specific factors that can affect the Company's real estate operations are:

          (i) the perceptions of prospective tenants or purchasers of the attractiveness of specific Company properties;

          (ii) the Company's ability to provide adequate management and maintenance and to obtain adequate insurance;

          (iii) the Company's inability to collect rent due to bankruptcy or insolvency of tenants or otherwise;

          (iv) operating costs that increase over time without the ability to raise rents or otherwise offset such increases; and

          (v) declines in consumer spending associated with recessionary economies that adversely affect the Company's revenue from its retail centers.

     Real estate values may also be adversely affected by such factors as zoning, tax or other laws, interest rate levels and the availability of financing.

  DEVELOPMENT RISKS

     The Company develops most of its real estate projects. New project development is subject to a number of risks, including:

          (i) an inability to secure sufficient financing on favorable terms, including an inability to refinance construction loans;

          (ii) construction delays or cost overruns, all of which may increase project development costs;

          (iii) not achieving anticipated occupancy or sales levels or sustaining anticipated lease or sales levels;

          (iv) an inability to secure tenants or anchors necessary to support the project; and

          (v) an inability to obtain zoning, occupancy and other required governmental permits and authorizations.

     The Company has in the past elected not to proceed with certain development projects and anticipates that it will do so again from time to time in the future. If the Company does not elect to proceed with a development opportunity, the development costs associated therewith ordinarily will be charged against income for the then-current period. Any such charge could have a material adverse effect on the Company's results of operations or cash flows in the period in which the charge is taken.

     In the construction of new projects, the Company generally guarantees the lender under the construction loan the lien-free completion of the project. This guarantee is recourse to the Company and places the risk of construction delays and cost overruns on the Company. The guarantees are released upon completion of the project. While the Company has generally been successful in completing projects on time and on budget, no assurance can be given that the Company will not be required to make significant expenditures in order to comply with its lien-free completion obligations.

     The Company periodically serves as either the construction manager or the general contractor for its developments. The construction of real estate projects entails certain risks, including risks that the project will fail to conform to building plans, specifications and timetables, which may in turn be affected by strikes, weather, government regulations and other conditions beyond the Company's control. In addition, the Company may become liable for injuries and accidents occurring during the construction process.

SIGNIFICANT GEOGRAPHIC CONCENTRATION

     A significant portion of the Company's properties is geographically concentrated. The Company has multiple developments and projects in and around Cleveland, Ohio, New York City, California and Las Vegas, Nevada. As a result, downturns in the local economy in such areas may have an adverse effect on the Company's ability to market new developments to prospective purchasers and may adversely affect rental and lease rates, which, in turn, could have a material adverse effect on the Company's results of operations and cash flows. As of January 31, 1997, the Company's properties located in and around Cleveland, New York City, California and Las Vegas accounted for 29%, 26%, 15% and 4%, respectively, of the Company's total assets, and 32%, 20%, 11% and 2%, respectively, of the Company's total revenues during 1996.

ILLIQUIDITY OF REAL ESTATE INVESTMENT

     Real estate investments are relatively illiquid and therefore may limit the ability of the Company to react promptly to changes in economic or other conditions.

DEPENDENCE ON RENTAL INCOME FROM REAL PROPERTY

     The Company's results of operations and cash flows would be adversely affected if a significant number of tenants were unable to meet their obligations or if the Company were unable to lease a significant amount of space in its income-producing properties on economically favorable lease terms. In the event of a default by a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on an income-producing property. See "-- Reliance on Major Tenants."

     Two of the Company's tenants, The Caldor Corporation ("Caldor") and Petrie's, are currently operating in bankruptcy. The Company has three shopping centers in which Caldor is a major tenant, one in Philadelphia (113,000 square feet) and two in Brooklyn, New York (with an aggregate of 221,000 square feet), and nine shopping centers in which Petrie's is a tenant, with an aggregate of 81,129 square feet. Caldor has reaffirmed two of its leases, one in Brooklyn and one in Philadelphia, but has rejected its lease for 90,000 square feet at Flatbush Avenue in Brooklyn. Petrie's has reaffirmed all but one lease (2,973 square feet). Caldor and Petrie's are currently paying rent under their respective affirmed leases. No assurance, however, can be given that Caldor or Petrie's will emerge from bankruptcy or be able to continue to pay rent. If Caldor or Petrie's ceases operations or ceases to perform under these leases, the Company's rentals from the shopping centers where either of them is a tenant will be adversely affected until the Company is able to find a replacement tenant. No assurance, however, can be given that the Company will be able to find replacement tenants or achieve rental rates equivalent to those being paid by Caldor or Petrie's.

     In addition, during 1996 Handy Andy Home Improvement Centers ("Handy Andy"), formerly an operator of home improvement stores in ten Company retail locations, liquidated under bankruptcy proceedings and thus rejected all of its leases with the Company. As of March 31, 1997, five locations had been relet or sold. There can be no assurance that the Company will be able to find replacement tenants for the remaining five locations.

     The Company may also be adversely affected should a non-tenant mall anchor close or enter bankruptcy. Many mall anchors own their store site and therefore do not pay rent directly to the Company. However, such anchors typically contribute towards common area maintenance and other charges through reciprocal easement agreements, and the loss of such revenues could adversely affect the Company's results of operations and cash flows. Further, the temporary or permanent loss of an anchor is likely to reduce customer traffic in the mall and cause reduced levels of percentage rent paid by mall tenants, or cause mall tenants to close or enter bankruptcy, and could cause the mall to fail to meet debt service requirements. A number of large department store companies have reorganized under the bankruptcy laws in recent years. See "Business -- Commercial Group -- Shopping Centers -- Anchor and Significant Tenants."

CONTROL BY CLASS B COMMON SHAREHOLDERS; ANTI-TAKEOVER PROVISIONS

     The Company's authorized common stock consists of Class A Common Stock and Class B Common Stock. The economic rights of each class of Common Stock are identical, but the voting rights differ. The Class A Common Stock, voting as a separate class, is entitled to elect 25% of the members of the Board of Directors, while the Class B Common Stock, voting as a separate class, is entitled to elect the remaining 75% of the Board of Directors. On all other matters, each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. These voting rights are subject to adjustment under certain circumstances as described under the caption "Description of Common Stock -- Voting Rights" in the accompanying Prospectus. Each share of Class B Common Stock is convertible into one share of Class A Common Stock. See "Description of Common Stock" in the accompanying Prospectus.

     At March 4, 1997, the Ratner/Miller/Shafran Families, which include members of the Company's current Board of Directors and certain executive officers (the "Family Interests"), owned 74.3% of the Class B Common Stock. RMS, Limited Partnership, which owned 74.0% of the Class B Common Stock, is a limited partnership, comprised of the Family Interests, with eight individual general partners, currently consisting of Samuel H. Miller, Co-Chairman of the Board of Directors and Treasurer of the Company, Charles A. Ratner, President, Chief Executive Officer and Director, Ronald A. Ratner, Executive Vice President of the Company and Director, Brian J. Ratner, Senior Vice President-East Coast Development of the Company and Director, Deborah Ratner Salzberg, Vice President of Forest City Residential, Inc., a subsidiary of the Company, and Director, Fannye Shafran and Joseph Shafran, and one position that is currently vacant. Nathan Shafran and Fannye Shafran are the father and mother of Joan K. Shafran and Joseph Shafran and the uncle and aunt of Charles A. Ratner, James A. Ratner and Ronald A. Ratner, who are brothers, and of Albert B. Ratner. Albert B. Ratner is the father of Brian J. Ratner and Deborah Ratner Salzberg and is first cousin to Charles A. Ratner, James A. Ratner, Ronald A. Ratner, Joan K. Shafran and Joseph Shafran. Samuel H. Miller was married to Ruth Ratner Miller (now deceased), a sister of Albert B. Ratner. The vacant general partnership position relates to shares controlled by the children of Ruth Ratner Miller. General partners holding 60% of the total voting power of RMS, Limited Partnership determine how to vote the Class B Common Stock held by RMS, Limited Partnership. No person may transfer his or her interest in the Class B Common Stock held by RMS, Limited Partnership without complying with various rights of first refusal. Moreover, prior to any sale other than to a partner of RMS, Limited Partnership, the Class B Common Stock must be converted to Class A Common Stock.

     In addition, at March 4, 1997, members of the Family Interests collectively owned 43.9% of the Class A Common Stock. As a result of their ownership of the Class B Common Stock, the Family Interests and RMS, Limited Partnership have the ability to elect a majority of the Board of Directors (and as a result of their ownership of Class A Common Stock may have the effective power under normal voting circumstances to elect all of the Board of Directors), control the management and policies of the Company and, in general, to determine (without the consent of the Company's other shareholders) the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company. See "Description of Common Stock" in the accompanying Prospectus.

     Even if the Family Interests or RMS, Limited Partnership reduce their level of ownership of Class B Common Stock below the level necessary to maintain a majority of voting power, the effect of certain provisions of Ohio law and the Company's Restated Articles of Incorporation may have the effect of deterring hostile takeovers or delaying or preventing a change in control or management of the Company without the approval of the Family Interests or RMS, Limited Partnership.

CONFLICTS OF INTEREST

  RMS INVESTMENT CORP.

     The Company paid approximately $182,000 as total compensation during 1996 to RMS Investment Corp. ("RMS"), a company controlled by the children of Charles
A. Ratner (the President, Chief Executive Officer and a Director of the Company), the children of James A. Ratner (an Executive Vice President and a Director of the Company), the children of Ronald A. Ratner (an Executive Vice President and a Director of the Company), the children of Albert B. Ratner (a Co-Chairman of the Company's Board of Directors), the children of Mark Ratner (a brother of Charles A. Ratner, James A. Ratner and Ronald A. Ratner), and Albert
B. Ratner as Trustee, Samuel H. Miller, as Trustee, Nathan Shafran (Director), as Trustee, and Fannye Shafran, as Trustee, that is engaged in property management and leasing. RMS manages and provides leasing services to two of the Company's Cleveland-area specialty retail shopping centers, Golden Gate (260,000 square feet) and Midtown Plaza(256,000 square feet). The rate of compensation for such management services is 4% of all rental income, plus a lease fee of 2% to 3% of rental income. Management believes these fees are comparable to that which other management companies would charge.

 ABSENCE OF NON-COMPETE AGREEMENTS; OWNERSHIP OF COMPETING PROPERTIES BY FAMILY INTERESTS

     Under the Company's current policy, no director, officer or employee, including members of the Ratner/Miller/Shafran families, is allowed to invest in a competing real estate opportunity without first obtaining approval of the Company's Conflict of Interest Committee. However, the Company currently does not have non-compete agreements with any of its directors, officers or employees and, upon leaving the Company, any director, officer or employee could compete with the Company. An exception to the Company's conflict-of-interest policy permits existing directors, officers and employees, including Albert B. Ratner, Co-Chairman of the Board of Directors, Samuel H. Miller, Co-Chairman of the Board of Directors and Treasurer, Charles A. Ratner, President, Chief Executive Officer and Director, Ronald A. Ratner, Executive Vice President and Director, Brian J. Ratner, Senior Vice President-East Coast Development and Director, and Deborah Ratner Salzberg, Vice President of Forest City Residential, Inc. (a subsidiary of the Company) and Director, James A. Ratner, Executive Vice President and Director, and Nathan Shafran, Director, to retain an interest in 15 properties that were acquired before 1960 and one post-1960 acquisition, with a total cost of $94.0 million. All but one of those properties are located in Cleveland and are in competition with some of the properties owned by the Company. The ownership of these properties by these directors, officers and employees makes it possible that conflicts of interest may arise between them and the Company. Although no such conflicts are anticipated, areas of possible conflict may be in the expansion of such properties that may compete with the Company or the solicitation of tenants for the use of such properties.

HIGH LEVERAGE; CREDIT FACILITY COVENANTS

  HIGH LEVERAGE

     The Company has a relatively high ratio of debt (consisting primarily of nonrecourse mortgage debt) to total market capitalization (approximately 78.8% at January 31, 1997 based on the market value of its outstanding Class A Common Stock and Class B Common Stock, long-term debt and outstanding mortgage debt at such date). The Company does not expect a substantial amount of the outstanding principal of such indebtedness to be repaid prior to maturity or to have funds on hand sufficient to repay such indebtedness at maturity. As a result, it will be necessary for the Company to refinance such debt through new debt financings secured by individual properties or groups of properties, through unsecured debt offerings or through additional equity offerings. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates, the Company's interest expense would increase, which would adversely affect the Company's results of operations and cash flows. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties on unfavorable terms, which may result in the recognition of losses upon such dispositions and may adversely affect the Company's financial position, results of operations and cash flows. In addition, to the extent the Company's properties are mortgaged to secure the payment of indebtedness and the Company is unable to make the required mortgage payments, such properties may be foreclosed upon with a consequent loss of income and asset value to the Company.

     The Company has balloon payments in the amount of approximately $257.4 million which become due in 1997, $139.5 million which become due in 1998 and $392.3 million which become due in 1999. The Company has obtained credit enhanced mortgage debt for a number of its properties; generally, the credit enhancement (for example, a letter of credit) expires prior to the term of the underlying mortgage debt and must be renewed or replaced to prevent acceleration of the underlying mortgage debt. The Company treats credit enhanced indebtedness as expiring in the year the credit enhancement expires. There can be no assurance that the Company will be able to refinance such indebtedness, to obtain renewals or replacement of credit enhancement devices, or to otherwise obtain funds by selling assets or by raising equity. An inability to repay or refinance such indebtedness when due could cause the mortgage lender to foreclose on such properties, which could have a material adverse effect on the Company's financial position, results of operations and cash flows. See "Description of Certain Indebtedness -- Mortgage Debt Financing."

     As of the date of this Prospectus Supplement, the Company has one nonrecourse mortgage, aggregating $19.9 million (at the Company's ownership percentage), that is past its stated maturity date. The property and building securing this mortgage loan had a total cost of $18.9 million (at the Company's ownership percentage). The Company is in the process of renegotiating this mortgage with the lender and expects to receive an extension or otherwise refinance this mortgage. There can be no assurance, however, that the Company will be able to obtain an extension or refinance this mortgage. If the Company is unsuccessful in these efforts, the lender could commence foreclosure proceedings.

     Within Tower City Center, the Company has four separate nonrecourse mortgages on The Avenue and on part of the parking facilities that are cross-collateralized and cross-defaulted with each other and with the nonrecourse mortgage on the Ritz-Carlton Hotel and Chase Financial Tower. This latter nonrecourse mortgage may be paid off separately without paying the other four nonrecourse mortgages. In addition, the Company has separate nonrecourse mortgages on six projects (Atlantic Center, Bruckner Boulevard, Gun Hill, Flatbush Avenue, Grand Avenue and Northern Boulevard) in the New York City metropolitan area, each of which is secured by the pledge of excess cash flow to the other and a contingent assignment of the partnership interest of the limited partner common to each of the six entities which own the properties. As a result of this cross-- collateralization and cross-pledge of excess cash flow, the results of operations of any particular property covered by either of these arrangements may be adversely affected by the results of operations of one or more of the other properties subject to such arrangement. No assurance can be given that the performance of one or more properties may not adversely affect the results of operations from, and market value of, the other properties subject to these arrangements.

  CREDIT FACILITY COVENANTS

     The Company has guaranteed the obligations of one of its subsidiaries, Forest City Rental Properties Corporation ("FCRPC"), under the FCRPC Credit Agreement pursuant to a Guaranty (as defined under the caption "Description of Certain Indebtedness -- Forest City Rental Properties Corporation Credit Agreement"). The Guaranty contains a number of covenants of the Company, including a prohibition on consolidations and mergers, limitations on the amount of indebtedness, guarantees and property liens that the Company may incur and covenants by the Company to maintain a specified minimum annual cash flow and consolidated net worth. Under the Guaranty, the Company is also restricted from paying dividends on its Common Stock in excess of $10,000,000 in any fiscal year. As of January 31, 1997, the Company was in compliance with its covenants under the Guaranty and FCRPC was in compliance with its covenants under the FCRPC Credit Agreement. See "Description of Certain Indebtedness -- Forest City Rental Properties Corporation Credit Agreement."

     A failure to comply with any of the covenants under the Guaranty or failure by FCRPC to comply with any of the covenants under the FCRPC Credit Agreement could result in an event of default, which would trigger the Company's obligation to repay all amounts outstanding under the FCRPC Credit Agreement. The ability of the Company and FCRPC to comply with these covenants will depend upon the future economic performance of the Company and FCRPC. There can be no assurance that such covenants will not affect the Company's ability to finance its future operations or capital needs or to engage in other business activities that may be desirable to the Company.

CHANGES IN INTEREST RATES

     The Company's business and operating results have been in the past, and may be in the future, adversely affected by changes in interest rates. For example, an increase in interest rates will increase the interest payable on the Company's outstanding variable-rate debt and would result in increased interest expense if fixed-rate debt is refinanced at higher interest rates.

     At January 31, 1997, excluding debt under the FCRPC Credit Agreement, the Company had outstanding approximately $994.9 million aggregate principal amount of fixed-rate debt, $134.3 million aggregate principal amount of tax-exempt variable-rate debt and $769.2 million aggregate principal amount of taxable variable-rate debt. Of this variable-rate debt, $330.4 million was subject to interest rate swap agreements as of January 31, 1997. All borrowings under the FCRPC Credit Agreement bear variable-rate interest, and all the borrowings thereunder were subject to interest rate cap agreements as of January 31, 1997. See "Description of Certain Indebtedness -- Mortgage Debt Financing."

     To mitigate the effects of significant increases in interest rates on the amounts payable with respect to the Company's variable-rate debt, the Company makes use of interest rate exchange agreements, including interest rate caps and swaps, primarily to manage interest rate risk associated with variable-rate debt. Under interest rate cap agreements, the Company makes initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates on the related variable-rate debt exceed specified levels during the agreement period. Parties to interest rate exchange agreements are subject to market risk for changes in interest rates and risk of credit loss in the event of nonperformance by the counterparties. Although the Company deals only with highly rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and does not expect that any counterparties will fail to meet their obligations, there can be no assurance that this will not occur.

     At January 31, 1997, the Company's fixed-rate debt carried a weighted average interest rate of 7.96%. Its weighted average variable-rate taxable interest rate was 7.38%. The Company's weighted average variable-rate tax-exempt debt interest rate was 4.38%. Its weighted average interest rate on UDAG loans and other government subsidized financing was 2.60%. At January 31, 1997, a 100 basis point increase in taxable interest rates would have increased the pre-tax interest cost of the Company's taxable variable-rate debt by approximately $4.4 million. Although tax-exempt interest rates generally increase in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt interest rates would have increased the pre-tax interest cost of the Company's tax-exempt variable-rate debt by approximately $1.3 million.

TAX-EXEMPT AND UDAG FINANCING

     The Company regularly utilizes tax-exempt financing and UDAG loans, which generally bear interest rates below rates available through conventional taxable financing. At January 31, 1997, the Company had outstanding $134.3 million of tax-exempt bonds and $77.4 million of UDAG loans.

     There can be no certainty of the continued availability of tax-exempt bonds, UDAG loans or similar government subsidized financing in the future, either for new development or acquisitions, or for the refinancing of outstanding debt. The inability to obtain tax-exempt bonds, UDAG loans or similar government subsidized financing or the inability to refinance outstanding debt on favorable terms could significantly affect the Company's ability to pursue development and acquisition opportunities and could have a material adverse effect on the Company's financial position, results of operations and cash flows.

RELIANCE ON MAJOR TENANTS

     For the year ended January 31, 1997, the contractual base rental revenues from various operating divisions of The Limited, Inc. ("The Limited") and Woolworth Corporation ("Woolworth") represented 7.8% and 3.7%, respectively, of the Company's aggregate contractual shopping center base rental revenues for such period.

     The Company could be adversely affected in the event of the bankruptcy or insolvency of major tenants such as The Limited or Woolworth, or a significant downturn in the business of its major tenants. In addition, the Company could be adversely affected in the event that a major tenant does not renew its leases as they expire. Woolworth has closed one of its stores in the Company's shopping centers since January 31, 1996. See "Business -- Commercial Group -- Shopping Centers -- Shopping Center Leases and Tenant Lease Expirations."

COMPETITION

     The real estate industry is highly competitive in all major markets. With regard to the Commercial and Residential Groups, there are numerous other developers, managers and owners of commercial and residential real estate that compete with the Company nationally, regionally and/or locally in seeking management and leasing revenues, land for development, properties for acquisition and disposition and tenants for properties, some of whom may have greater financial resources than the Company. There can be no assurance that the Company will successfully compete for new projects or have the ability to react to competitive pressures on existing projects caused by factors such as declining occupancy rates or rental rates. In addition, tenants at the Company's retail properties face continued competition in attracting customers from retailers at other shopping centers, catalogue companies, warehouse stores, large discounters, outlet malls, wholesale clubs and direct mail and telemarketers. The existence of competing developers, managers and owners and competition to the Company's tenants could have a material adverse effect on the Company's ability to lease space in its properties and on the rents charged or concessions granted, could materially and adversely affect the Company's results of operations and cash flows, and could affect the realizable value of assets upon sale.

     With regard to the Lumber Trading Group, the lumber wholesaling business is highly competitive. Competitors in the lumber brokerage business include numerous brokers and in-house sales departments of lumber manufacturers, many of which are larger and have greater resources than the Company.

POTENTIAL LIABILITY FROM SYNDICATED PROPERTIES

     As part of its financing strategy, the Company has used syndication as a financing technique for certain of its residential projects, as well as for one office building and one hotel. The Company's syndication partner is typically allocated all, or nearly all, of the low income housing tax credits, in the case of residential projects, and depreciation expense associated with the project based on the syndication partner's equity capital contribution to the project.

     These syndication partnerships, in the case of residential projects, typically have required the Company to indemnify, on an after tax basis, the syndication partner against the failure to receive, or the recapture of, such allocated tax credits. In addition, the Company has typically been required to indemnify the syndication partner, on an after tax basis, against the failure to receive or the disallowance of the depreciation expense associated with the project.

     While the Company believes that all the necessary requirements for qualification for such tax credits in the requisite amount have been and will be met and that its syndication partners will be able to receive depreciation expense associated with the syndicated properties, no assurance can be given that this will, in fact, be the case or that the Company will not be required to indemnify its syndication partners on an after tax basis for such amounts. Any such indemnification payment could have a material adverse effect on the Company's results of operations and cash flows. See "Business -- Residential Group -- Syndication Activity."

DIVIDEND POLICY

     In the last six years, the Company paid dividends on shares of Class A Common Stock and Class B Common Stock in 1991, 1995 and 1996, but did not pay dividends in 1992, 1993 and 1994. No assurance can be given that the Company will continue to pay dividends and any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors. Under the Guaranty, the Company is prohibited from paying more than $10,000,000 in dividends in any fiscal year. See " -- High Leverage; Credit Facility Covenants -- Credit Facility Covenants."

LIMITED TRADING VOLUME AND MARKET FOR COMMON STOCK

     The Company's Class A Common Stock has been traded on the American Stock Exchange since 1960. The average daily trading volume in the Class A Common Stock in the year ended January 31, 1997 was approximately 2,845 shares per day. Accordingly, the prices at which such trades have been made may not reflect the prices that would have prevailed had there been a more active market. Furthermore, there can be no assurance that the trading price for the Class A Common Stock after the Offering will approximate the price of the Class A Common Stock prior to the Offering. There can be no assurance that a more active public market for the Class A Common Stock will develop or be sustained after the Offering or that the initial public offering price will correspond to the price at which the Class A Common Stock will trade in the public market subsequent to the Offering. See "Price Range of Common Stock and Dividend History."

SHARES ELIGIBLE FOR FUTURE SALE

     The Company, its directors and executive officers and RMS, Limited Partnership have agreed that they will not, for a period of 90 days following the date of this Prospectus Supplement, without the prior written consent of Goldman, Sachs & Co., offer, sell, contract to sell or otherwise dispose of any Class A Common Stock or Class B Common Stock, or any security substantially similar to the Class A Common Stock or Class B Common Stock, or any security convertible or exchangeable into or redeemable for Class A Common Stock or Class B Common Stock or any such substantially similar security. Following the Offering (based on the share ownership of such persons on March 4, 1997 and assuming no conversions of Class B Common Stock into Class A Common Stock and no exercise of the Underwriters' over-allotment option) the Company's directors and executive officers and RMS, Limited Partnership will in the aggregate hold approximately 25.4% of the Company's Class A Common Stock and 74.1% of the Class B Common Stock. Future sales, or the perception that such sales could occur, at the expiration of such 90-day period of Class A Common Stock or Class B Common Stock by the Company or the shareholders named above could adversely affect the prevailing market price of the Class A Common Stock. See "Underwriting."

EFFECT OF UNINSURED LOSS

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties within insured limits and policy specifications that it believes are customary for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as wars or earthquakes) that may be either uninsurable, or, in the Company's judgment, not economically insurable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits from the affected property.

     The Company is self-insured as to the first $250,000 of liability coverage and self-insured on the first $100,000 of property damage. While the Company believes that its self-insurance reserves are adequate, no assurance can be given that the Company will not incur losses that exceed these self-insurance reserves.

LUMBER PRICES

     Lumber prices are highly volatile, and the lumber business is highly cyclical. The Company's Lumber Trading Group is exposed to the risk of changes in lumber prices and to downturns in the new home building and home remodeling markets. While the Company believes that it has in place adequate controls to effectively manage this risk, no assurance can be given that the Company will not suffer a loss from changes in lumber prices or a downturn in the new home building and home remodeling markets. See "Business -- Lumber Trading Group."

ENVIRONMENTAL LIABILITIES

     Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate such substances when present, may adversely affect the owner's ability to sell or rent such real property or to borrow funds using such real property as collateral, and may impose unanticipated costs and delays on projects. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediations of such wastes at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Other Federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in the event of demolition, renovations, remodeling, damage or decay and impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

     In connection with its ownership, operation and management of its properties, the Company could be held liable for the environmental response costs associated with the release of such regulated substances or related claims, whether by the Company, its tenants, former owners or tenants of the property, or others. In addition to remediation actions brought by Federal, state and local agencies, the presence of hazardous substances on a property could result in personal injury, contribution or other claims by private plaintiffs. Such claims could result in costs or liabilities which could exceed the value of such property. The Company is not aware of any notification by any private party or governmental authority of any non-compliance, liability or other claim in connection with environmental conditions at any of its properties that it believes will involve any expenditure which would be material to the Company, nor is the Company aware of any environmental condition on any of its properties that it believes will involve any such material expenditure. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future. To the extent that the Company is held liable for the release of regulated substances by tenants or others, there can be no assurance that the Company would be able to recover its costs from such persons.

HISTORICAL OPERATING RESULTS

     The Company incurred net losses per share of Common Stock in 1995, and its combined fixed charges exceeded its earnings in 1995. No assurance can be given that the Company will not experience losses, or that its earnings will be sufficient to cover fixed charges, in the future.

PARTNERSHIP RISKS

     The Company relies on the use of partnerships to finance many of its projects, and enters into other partnerships to access opportunities not otherwise available to it, such as some projects in which development rights are owned by a third party who is not willing to sell its entire interest in the project. The Company, through wholly owned subsidiaries, is typically a general partner in most of such partnerships. A partnership may involve special risks associated with the possibility that a partner (i) at any time may have economic or business interests or goals that are inconsistent with those of the Company,
(ii) may, if a general partner, take actions contrary to the instructions or requests of the Company or contrary to the Company's policies or objectives with respect to its real estate investments or (iii) could experience financial difficulties. If a partner of the Company is unable to fulfill capital obligations, the Company may have to increase its own financial commitment to the venture.

     To the extent the Company is a general partner, or otherwise has joint and several liabilities for actions of the partnership, actions by the Company's partners may have the result of subjecting property owned by the partnership to liabilities in excess of those contemplated by the terms of the partnership agreement or have other adverse consequences. A subsidiary of the Company in its role as a general partner of a particular partnership may be jointly and severally liable for the debts and liabilities of that partnership, except for nonrecourse mortgages. See "Description of Certain Indebtedness -- Mortgage Debt Financing".

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this Prospectus Supplement, the accompanying Prospectus and in documents incorporated therein by reference may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including without limitation the forward-looking statements identified as such in this Prospectus Supplement and variations in the foregoing statements whenever they appear in this Prospectus Supplement, the Prospectus and in documents incorporated therein by reference. Forward-looking statements are made based upon management's current expectations and belief concerning future developments and their potential effects upon the Company. There can be no assurance that future developments affecting the Company will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates or expectations discussed in such forward-looking statements including, without limitation, the matters discussed in "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of 1,700,000 shares of Class A Common Stock in this Offering are estimated to be
approximately $          (or $          , if the Underwriters' over-allotment
option is exercised in full). Forest City initially will use the net proceeds to repay recourse debt outstanding under the Revolving Credit Facility. At April 28, 1997, $65.0 million was outstanding under the Revolving Credit Facility. The borrowings under the Revolving Credit Facility currently bear interest at 7.7% and mature on July 25, 1998. The indebtedness under the Revolving Credit Facility was incurred to finance the Company's construction and development activities. The Company expects subsequently to reborrow some or all of the available amounts under the Revolving Credit Facility, and to use such borrowings, together with any remaining proceeds of this Offering and the proceeds of new mortgage debt financings, to finance its on-going development and construction activities. Any excess proceeds from the Offering would be used for general corporate purposes. See "Strategy For Growth and Competitive Advantages -- New Development" and "-- Acquisitions."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     Both the Class A Common Stock and Class B Common Stock are traded on the American Stock Exchange under the symbols "FCEA" and "FCEB," respectively. The following table sets forth, for the fiscal periods indicated, the high and low per share sales prices for Class A Common Stock and Class B Common Stock as reported on the American Stock Exchange and dividends paid per share of Class A Common Stock and Class B Common Stock.

                                                      CLASS A COMMON STOCK                 CLASS B COMMON STOCK
                                                --------------------------------     --------------------------------
                                                                      DIVIDENDS                            DIVIDENDS
                                                 HIGH       LOW       PER SHARE       HIGH       LOW       PER SHARE
                                                ------     ------     ----------     ------     ------     ----------
    1995
      First Quarter...........................  $23.50     $20.25        $ --        $23.58     $20.75        $ --
      Second Quarter..........................   26.33      22.00          --         26.25      22.33          --
      Third Quarter...........................   26.33      24.50         .17         26.00      24.50         .17
      Fourth Quarter..........................   24.50      21.33          --         24.33      21.33          --
    1996
      First Quarter...........................   25.50      22.00          --         25.42      22.17          --
      Second Quarter..........................   28.08      24.50          --         28.08      24.92          --
      Third Quarter...........................   33.08      27.83         .21         32.67      27.92         .21
      Fourth Quarter..........................   41.67      32.67          --         40.67      32.75          --
    1997
      First Quarter(1)(2).....................   50.38      39.50         .06         50.00      42.00         .06

---------------

(1) On December 11, 1996, the Board of Directors announced their intention to pay cash dividends on a quarterly basis in the future, whereas recent cash dividends had been paid on an annual basis. Quarterly cash dividends of $.06 per share (post-split) on shares of both Class A Common Stock and Class B Common Stock were declared on December 11, 1996 and March 19, 1997, by the Board of Directors. The first quarterly dividend of $.06 per share was paid on March 17, 1997, to shareholders of record at the close of business on March 3, 1997. The second quarterly dividend of $.06 per share will be payable on June 16, 1997, to shareholders of record at the close of business on June 2, 1997. Purchasers of Class A Common Stock in this Offering who hold shares of Class A Common Stock on the record date will be entitled to this dividend.
(2) Share prices through April 29, 1997.

     The last reported sale prices on April 29, 1997 of the Class A Common Stock and Class B Common Stock, as reported on the American Stock Exchange, were $43.25 and $43.25 respectively. As of April 25, 1997, the number of registered holders of Class A Common Stock and Class B Common Stock was 871 and 676, respectively. Prior to the Offering, trading volume in the Company's Class A Common Stock and Class B Common Stock on the American Stock Exchange has been relatively low. The average monthly trading volume in the Company's Class A Common Stock and Class B Common Stock for 1996 and 1995, as reported by the American Stock Exchange

(and as adjusted for the Company's stock dividends and stock split effected by means of a stock dividend), was approximately 94,975 shares of Class A Common Stock and 20,250 shares of Class B Common Stock in 1996 and approximately 74,712 shares of Class A Common Stock and 39,975 shares of Class B Common Stock in 1995. During 1996, the Company repurchased 232,950 shares of Class A Common Stock and 26,550 shares of Class B Common Stock, and during 1995, the Company repurchased 3,000 shares of Class A Common Stock and 112,500 shares of Class B Common Stock. No prediction can be made as to the effect, if any, that the Offering will have on the market price of the Company's Class A Common Stock or Class B Common Stock or the liquidity or trading volume of the market for the Company's Class A Common Stock or Class B Common Stock after the Offering. See "Risk Factors -- Limited Trading Volume and Market for Common Stock" and
"-- Shares Eligible for Future Sale."

     The Class A Common Stock and Class B Common Stock will participate equally on a share-for-share basis in any and all cash dividends paid. No cash dividend may be paid on a class of Common Stock until provision is made for payment of a dividend of at least an equal amount on a share-for-share basis on the other class of Common Stock. See "Description of Common Stock -- Dividends" in the accompanying Prospectus. No assurance can be given that the Company will continue to pay cash dividends. The Company has from time to time in the past ceased paying dividends, and may do so again in the future. The Guaranty prohibits the Company from paying more than $10.0 million of dividends in any fiscal year. See "Description of Certain Indebtedness -- Forest City Rental Properties Corporation Credit Agreement -- Guaranty Covenants of Forest City." Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, results of operations, cash flow, contractual restrictions under the FCRPC Credit Agreement and Guaranty, and other factors deemed relevant at that time by the Company's Board of Directors. See "Risk Factors -- High Leverage; Credit Facility Covenants" and "-- Dividend Policy."

     On December 11, 1996, the Board of Directors approved a three-for-two stock split of all outstanding shares of the Company's Class A Common Stock and Class B shares of Common Stock. The stock split was effective February 17, 1997 to shareholders of record at the close of business on February 3, 1997, and was effected by means of a stock dividend.

     The Board of Directors has approved submission to the Company's shareholders of amendments to the Articles of Incorporation to increase the authorized shares of Class A Common Stock from 16,000,000 shares to 48,000,000 shares, the Class B Common Stock from 6,000,000 shares to 18,000,000 shares, and the Company's Preferred Stock from 1,000,000 shares to 5,000,000 shares. If the proposed amendments are approved at the Annual Meeting of Company Shareholders to be held June 10,1997, the additional shares of capital stock would be generally available for issuance without further action by the shareholders. It is possible, depending upon the transaction in which either Class A Common Stock, Class B Common Stock or Preferred Stock is issued, that issuance of such capital stock could have a dilutive effect on shareholders' equity and earnings per share attributable to present holders.

     The affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A Common Stock (with each share of Class A Common Stock having one vote per share) and Class B Common Stock (with each share of Class B Common Stock having ten votes per share) of the Company present or represented at the meeting is required for approval of the proposed amendments. The Company has been advised the shares held by the Ratner/Miller/Shafran families and RMS, Limited Partnership will be voted in favor of the proposals. If such shareholders voted in this manner, such vote will be sufficient to approve such proposal.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of January 31, 1997, and as adjusted to give effect to the Offering (assuming an initial public offering price of $43.25 per share, the last reported sale price of the Class A Common Stock on the American Stock Exchange on April 29, 1997) and the application of the gross proceeds therefrom, without deduction of the Underwriters' discount and the estimated expenses ($650,000) payable by the Company in connection with the Offering.

                                                                                             ACTUAL         AS ADJUSTED
                                                                                           -----------      -----------
                                                                                                  (IN THOUSANDS)
Mortgage debt, nonrecourse(1)...........................................................   $ 1,898,428      $ 1,898,428
Long-term debt(1).......................................................................        94,923           46,923
Shareholders' equity:(2)
  Preferred stock-convertible, without par value; 1,000,000 shares authorized; no shares
    issued..............................................................................            --               --
  Common stock -- $.33 1/3 par value
    Class A, 16,000,000 shares authorized; 7,932,358 shares issued, 7,696,408
     outstanding........................................................................         2,644            3,211
    Class B, convertible, 6,000,000 shares authorized; 5,554,618 shares issued,
     5,415,568 outstanding..............................................................         1,851            1,851
Additional paid-in capital..............................................................        43,996          116,954
Retained earnings.......................................................................       152,077          152,077
Less treasury stock, at cost; 235,950 Class A and 139,050 Class B shares................        (8,589)          (8,589)
                                                                                            ----------       ----------
    Total shareholders' equity..........................................................       191,978          265,504
                                                                                            ----------       ----------
        Total capitalization............................................................   $ 2,185,330      $ 2,210,855
                                                                                            ==========       ==========

---------------

(1) At April 28, 1997, the Company had $1,838,086,000 of mortgage debt, nonrecourse and $108,292,000 of long-term debt.
(2) The Company's Board of Directors has approved a proposal to increase the Company's authorized shares. See "Price Range of Common Stock and Dividend History."

                                  THE COMPANY

     Founded 77 years ago and publicly traded since 1960, Forest City is one of the leading real estate development companies in the United States. It develops, acquires, owns and manages commercial and residential real estate projects in 20 states and the District of Columbia. At January 31, 1997, the Company had $2.7 billion in consolidated assets, of which approximately $2.5 billion was invested in commercial and residential real estate. The Company had a total equity market capitalization (the market value of the Company's outstanding Class A Common Stock and Class B Common Stock) of $536 million at January 31, 1997.

     The Company has a portfolio diversified both geographically and among property types, and operates through four principal business groups: the Commercial Group, the Residential Group, the Land Group and the Lumber Trading Group. The following table sets forth, by type of property, a summary of the Company's operating portfolio of commercial, residential and land projects as of January 31, 1997.

                                       NUMBER OF                         REPRESENTATIVE PRINCIPAL
         TYPE OF PROPERTY              PROPERTIES     TOTAL SIZE           METROPOLITAN REGIONS
-----------------------------------    ---------     -------------    ------------------------------
COMMERCIAL GROUP
  Shopping Centers.................        30        14.3 million     New York City (4); California
                                                      square feet     (4); Cleveland (3); Akron, OH
                                                                      (3); Las Vegas (2); Tucson (2)

  Office Buildings.................        20         6.4 million     Cleveland (9); New York City
                                                       leasable       (5); Cambridge, MA (3);
                                                      square feet     Pittsburgh (2)

  Hotels...........................         5         1,530 rooms     Cleveland (2); Pittsburgh (1);
                                                                      Charleston, WV (1); Detroit
                                                                      (1)
RESIDENTIAL GROUP
  Apartment Communities(1).........       114        31,441 units     Cleveland (20); California
                                                                      (7); Washington, D.C. (5);
                                                                      Detroit (4); Cambridge, MA
                                                                      (1); Las Vegas (1)
LAND GROUP
  Land held for improvement and                                       Ft. Lauderdale; Las Vegas;
     sale..........................        --         5,920 acres     Cleveland; Tucson

---------------

(1) Includes 9,402 syndicated senior citizen units in 57 apartment communities developed under Federal subsidy programs in which the Company holds a residual interest, none of which are reflected under the caption "Representative Principal Metropolitan Regions" in the table above.

     The Company's EBDT grew by approximately 13% per share to $6.87 per share in 1996 from $6.08 per share in 1995. This growth reflected the addition in 1996 of 11 properties to the Company's portfolio, with a total cost of $330 million (of which the Company's share was $186 million), and strong performance in the Company's existing portfolio, which reflected continued high occupancy rates and increased rental rates. For a further discussion of EBDT, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     At January 31, 1997, the shopping centers, office buildings and hotels comprising the Commercial Group totaled $1.7 billion (or 62%) of total assets. Properties in the Company's Residential Group totaled $643 million (23%) of total assets. In 1996, 51% of total revenues and 62% of EBDT were contributed by the Commercial Group and 19% of total revenues and 27% of EBDT were generated by the Residential Group. See "Business -- Commercial Group" and "-- Residential Group."

     The Land Group develops raw land into master planned communities, mixed-use and other residential developments and currently owns more than 5,920 acres of undeveloped land for this purpose. The Company currently has major land development projects in five states. See "Business -- Land Group." The Lumber Trading Group is one of the largest lumber wholesalers in North America. See "Business -- Lumber Trading Group." In 1996, the combined land and lumber operations contributed 10% of EBDT and constituted 11% of the Company's total assets. The Company's "Corporate" activities relate to its investments in, and advances to, affiliates and general corporate items.

     The Company's management strength reflects over 50 years in the real estate business and the continuous leadership of three generations of the Ratner/Miller/Shafran families. The Company's core management team includes 41 senior managers, whose average tenure with the Company is 17 years. The Company believes that the depth and experience of its management team is vital to the Company's future growth and ability to operate through various real estate cycles. In 1995, Charles A. Ratner, who joined the Company in 1966, became the Company's third Chief Executive Officer. The Company's executive officers and directors as a group owned 2,392,034 shares, or 31.1%, of the Class A Common Stock and 1,692,217 shares, or 31.3%, of the Class B Common Stock outstanding at March 4, 1997. The total value of such shares as of April 29, 1997 would have been approximately $177 million, based on the last reported sale prices on April 29, 1997 for Class A Common Stock ($43.25) and Class B Common Stock ($43.25). See "Risk Factors -- Control by Class B Common Shareholders; Anti-Takeover Provisions" and "-- Conflicts of Interests."

                 STRATEGY FOR GROWTH AND COMPETITIVE ADVANTAGES

     The Company's strategic objective is to maximize shareholder value by investing in new real estate development and acquisitions at returns greater than the cost of capital, and increasing the value of its existing portfolio by growing net operating income. The Company believes that its capital strategy and operating and organizational structure are integral factors in achieving this objective, and that as a result of its geographic and property type diversification its growth is not dependent on any one locale or property type.

NEW DEVELOPMENT

     The Company expects to grow primarily through real estate development, which it believes will maximize shareholder value over the long term by providing attractive rates of return on the Company's investment. The Unleveraged Return on Cost on the 11 projects opened in 1996 is projected to be 11.1%.* The Company calculates the Unleveraged Return on Cost on a completed property by dividing the expected net operating income during the initial twelve months after stabilization or, if the project was stabilized as of January 31, 1996, the actual results during the preceding twelve months ended January 31, 1997 (on a cash basis and not on a straight-line basis), by the estimated or actual total project cost.

     Forest City has a proven track record in developing new real estate projects. Since January 31, 1988, the Company has grown its real estate assets at cost from $1.1 billion to $2.5 billion, while adding 59 properties to its portfolio. It currently has 12 projects under construction or under contract to acquire with a total estimated cost of $429 million (of which the Company's share will be $184 million).** The projects include three shopping centers, two office buildings and seven residential

---------------

 *This is a forward-looking statement and is based on current facts and expectations. Actual results may vary materially from those projected. In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants" and "-- Competition."

**This is a forward-looking statement and is based on current facts and expectations. The development and acquisition of real estate properties involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
  "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the Company's development and acquisition activities.

apartment communities that will add 954,000 square feet of GLA to the Company's commercial portfolio and 2,179 units to its residential portfolio.* The Company believes that opportunities for new projects exist among all its property types. The Company's development activities in recent years have focused on California, Nevada, the New York City and Washington, D.C. metropolitan areas and northeast Ohio. The Company believes that California and Nevada represent long-term growth markets, that the New York City metropolitan area retail market and Washington, D.C. metropolitan area residential market are underserved, and that northeast Ohio presents the opportunity to leverage its large existing portfolio in that market.*

     In addition, the Company has eight shopping centers and five residential apartment communities under active pre-construction development that are expected to open over the next four years.* The Company expects the total cost of these projects to be approximately $581 million (of which the Company's share will be $368 million).* In each instance, the Company has a signed partnership agreement to proceed with the development, owns or controls the land under an option agreement and has commenced or, in some cases, completed the entitlement process. The Company also has invested approximately $67 million in other projects it is pursuing as a part of its continuing development program. These projects are focused on areas where the Company has existing developments, including the New York City and Chicago metropolitan areas, California, Nevada and northeast Ohio and in new markets, including Atlanta and Atlantic City.

     The Company believes its 50-year history of real estate development and its experienced management team give the Company distinct advantages over its competitors in developing new projects. All 11 of the commercial and residential projects that were opened by the Company in 1996 were completed on-time and on-budget.

     The Company's development program focuses principally on growing or underserved markets where entitlements are difficult to obtain or where other factors favor the Company's extensive experience in working with local governments and regulatory agencies. The Company completed its first major public/private development in Charleston, West Virginia, in 1983. A recent example of this expertise is the Company's MetroTech development in downtown Brooklyn, New York. This project involved the creation of 4.4 million leasable square feet on a 16-acre site, representing a total cost of over $550 million. In connection with this project, the Company collaborated with over 12 state and local agencies to develop job credits and other incentives that resulted in the creation or retention of 16,000 jobs and the attraction of several major new businesses to downtown Brooklyn. The Residential Group also works closely with governmental agencies and obtains significant financing assistance in many of its projects. For example, in Orange County, California, the Company received extensive assistance, including use of public programs to move the existing tenants into other housing to facilitate the renovation and obtaining $7.5 million in low cost financing, in repositioning the Knolls, a distressed property acquired in 1995. The Company believes its experience with governments and government financing programs is a competitive advantage, especially with respect to its urban development strategy, where public/private partnerships are crucial.

     The Company's development activities are also enhanced by its experience in managing a diversified portfolio and its ability to move quickly to develop more than one property type in growth markets. For example, the Company began development in the Las Vegas area in 1988 with the acquisition of an option on land to build a regional mall. In 1996, the Company opened the 892,000 square foot Galleria at Sunset, which the Company plans to expand by an additional 477,000 square

---------------

*This is a forward-looking statement and is based on current facts and expectations. The development and acquisition of real estate properties involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
 "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
 "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the Company's development and acquisition activities.

feet by the year 2000*. During Galleria at Sunset's development, the Company was presented with several other Las Vegas region opportunities. In 1991, the Company developed and opened the Palm Villas, a 350-unit apartment community in the Las Vegas metropolitan area. The Company accelerated its Las Vegas-area development activities by entering into a joint venture agreement in 1994 for the development of Showcase, a 189,000 square foot entertainment center on the Las Vegas Strip, which opened in 1996. Upon completion of all of these projects, the Company's total assets in the Las Vegas metropolitan area will be $103 million.** In addition, the Company has pursued further growth opportunities in the Las Vegas metropolitan area through the acquisition of an additional 1,300 acres that are being developed as a master planned community.

     See "Risk Factors -- Real Estate Development and Investment Risks," "-- Significant Geographic Concentration," "-- Illiquidity of Real Estate Investment," "-- Dependence on Rental Income From Real Property" and
"-- Partnership Risks."

ACQUISITIONS

     The Company recently has taken advantage of acquisition opportunities, principally in the residential apartment area. These opportunities arose as a result of a downturn in the residential apartment market in the early 1990s, which made it more economical to buy and renovate existing properties than to build new projects. Accordingly, in the last five years, the Company has focused on the acquisition of distressed properties in desirable locations and on existing properties that are in good condition but that present other opportunities to add value by restructuring the financing or repositioning the asset for a different tenant base. Since 1992, the Company has acquired an interest in 12 residential properties with 5,034 units. The average occupancy for these projects in 1996 was 92%, and they had generated an Unleveraged Return on Cost of 11.1% at January 31, 1997. Approximately 45% of the total project costs of these properties were financed with tax-exempt bonds. The Company has contracts expected to close in the second quarter of 1997 for two residential properties totaling 682 units, at an aggregate purchase price of $46.7 million, and is actively exploring other opportunities.***

     In addition to acquisitions by the Residential Group, the Commercial Group has complemented its development program through the acquisition of a major Pittsburgh commercial complex in 1994 and also has acquired and continues to pursue opportunities to acquire increased ownership positions in a number of its existing projects. In 1994, Forest City and its joint venture partner purchased Station Square from The Pittsburgh History & Landmarks Foundation. This property, Pittsburgh's premier entertainment, business and retail center, located on 52 acres of the riverfront across from the Golden Triangle, contains office and retail space, parking for 2,000 cars and approximately 25 acres of land for development. This acquisition, which had a total cost of $28 million, has the potential to be further developed as an urban entertainment project.

     In 1995, the Company increased its ownership interest in Liberty Center in Pittsburgh from 19% to 50% at an additional investment of $2.6 million, refinanced the mortgage, and took over

---------------

  *This is a forward-looking statement and is based on the Company's current facts and expectations. The completion of this expansion involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "--Competition" and "--Partnership Risks," for a more complete discussion of the risks associated with the completion of this expansion.

 **The statements relating to these projects are forward-looking statements and are based on current facts and expectations. The completion of these projects involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of these projects.

***The statements with respect to these projects are forward-looking statements and are based on current facts and expectations. No assurance can be given that these properties will be acquired. See "Risk Factors--Real Estate Development and Investment Risks."

management of the office, retail and parking facilities in this major mixed-use property. See "Business -- Commercial Group -- Office, Mixed-Use and
Hotel -- Existing Portfolio." In 1994, the Company acquired the remaining 50% interest in the 490,000 square foot Ballston Common retail center at an additional investment of $7.0 million. Ballston Common is located at the Ballston Metro Stop, one of the transportation hubs for the northern Virginia area.

     See "Risk Factors -- Real Estate Development and Investment Risks," "-- Significant Geographic Concentration," "-- Illiquidity of Real Estate Investment," "-- Dependence on Rental Income From Real Property" and
"-- Partnership Risks."

MAXIMIZING VALUE FROM EXISTING PROPERTIES

     The Company actively manages its portfolio of existing commercial and residential projects to maximize net operating income by raising rental rates on expiring leases, increasing occupancy and maintaining tight cost controls. Comparable Net Operating Income for the Commercial Group's portfolio increased 6.2% from 1994 to 1995 and 0.9% from 1995 to 1996. Comparable Net Operating Income for the Residential Group increased 6.0% from 1994 to 1995 and 6.7% from 1995 to 1996. Combined, Comparable Net Operating Income from the Company's investment real estate portfolio increased 6.1% from 1994 to 1995 and 2.5% from 1995 to 1996. Occupancy for the shopping center and residential portfolio, remained relatively consistent at 88% and 96%, respectively, in both 1995 and 1996 while office portfolio occupancy increased from 92% in 1995 to 95% in 1996. The Company's existing shopping center and office leases contain contractual aggregate net rental increases of $24.6 million and $10.7 million, respectively, over the next five years and $22.4 million and $14.3 million, respectively, over the succeeding five years. These net rental increases will positively affect the Company's EBDT because the Company does not account for rents on a straight-line basis.

     The Company also maintains tight cost controls and leverages its economies of scale to minimize operating expenses. The Company has a variety of measures in place to control costs, including a national purchasing policy for the Residential Group. The Company also aggressively challenges real estate tax assessments, and has an energy group specifically focused on reducing the Company's energy costs. At January 31, 1997, the Company's property level expenses for properties open since February 1, 1994 had increased at a compound annual average rate of only 0.6% for its shopping centers, office buildings and apartment communities, which was less than the rate of inflation during those years.

     The Company continually reinvests in its properties where appropriate to maintain and increase value. The Company expands or renovates properties when it believes such an investment will achieve an attractive return or is appropriate to maintain the property's value and market position. Since January 31, 1994, the Company has invested or committed to invest $27.3 million in expansions at six shopping centers and $11.0 million in renovations of two of these shopping centers, two additional shopping centers, two hotels and two apartment communities.

     Periodic capital expenditures permit the Company's properties to remain competitive, attract and retain tenants and maintain or increase rental rates. On average, the Company spends approximately $12 million per year for recurring capital expenditures, including tenant improvement costs, to maintain its commercial and residential properties. The majority of such expenditures in the Commercial Group are for tenant improvements, which vary from year to year based on lease expirations. Recurring capital expenditures total approximately $4 million per year for the Residential Group's properties ($200 to $225 per residential unit), and approximately $8 million per year for the Commercial Group's properties.

     See "Risk Factors -- Real Estate Development and Investment Risks," "-- Illiquidity of Real Estate Investment," "-- Dependence on Rental Income From Real Property," "-- Competition," "Environmental Liabilities" and "-- Partnership Risks."

CAPITAL STRATEGY

     The Company believes that its capital strategy is an important aspect of maximizing returns to shareholders and that project returns should be evaluated in the context of the cost of capital and risk associated with each project. The Company utilizes nonrecourse mortgage financing as its primary source of capital. As part of its financing strategy, the Company employs a wide variety of financing techniques to fund new developments and acquisitions, including taxable and tax-exempt financing, syndications, joint ventures and government-subsidized loans and incentives. The Company finances its projects at the time of construction or acquisition, primarily using variable-rate debt. It refinances the projects, generally with fixed-rate debt, upon stabilization when values allow the Company to withdraw some or all of its equity in the project. The Company continually evaluates its mature properties for opportunities to withdraw capital through additional refinancings. The capital generated by such refinancings is then reinvested in new projects. Other than indebtedness under the FCRPC Credit Agreement, at January 31, 1997 all of the Company's mortgage indebtedness is nonrecourse. See "Description of Certain
Indebtedness -- Mortgage Debt Financing."

     An example of the implementation of the Company's capital strategy is the Galleria at Sunset in Henderson, Nevada. The Company financed the $82.0 million cost of this regional mall with $22.0 million of equity and a $60.0 million construction loan. Within two months of the opening of the Galleria at Sunset, the Company refinanced the construction loan with a $75.0 million fixed-rate mortgage, permitting the Company to withdraw $15.0 million of its original equity investment for redeployment into other projects.

     As part of its financing strategy, the Company has made significant use of tax-exempt financing. At January 31, 1997, the Company had approximately $134.3 million of tax-exempt financing outstanding, with a weighted average interest rate of 4.38%, including the costs of credit enhancement. In addition, the Company had UDAG loans and other government-subsidized funding of $77.4 million outstanding at January 31, 1997, with a weighted average interest rate of 2.60%. The availability and cost of such financing is integral to the Company's analysis of the attractiveness of a project. The use of these types of financings lowered the weighted average interest rate on the Company's mortgage debt by approximately 45 basis points at January 31, 1997.

     The Company also has used syndication as a financing technique for its residential projects. Syndication permits the Company to withdraw a substantial portion of its invested capital from a project while retaining a significant interest in the property's cash flow and residual value. The Company's syndicated properties are generally financed using tax-exempt bonds. In 1996, syndicated properties generated $916,000 of operating income. As of January 31, 1997, the Company had received $5.9 million of distributions in excess of its original investment in these projects. See "Business -- Residential
Group -- Syndication Activity" and "Risk Factors -- Potential Liability From Syndicated Properties."

     Reflecting the advantages of these financing techniques, the Company's overall weighted average interest rate on its mortgage debt was 7.25% at January 31, 1997. As a result of the Company's historical ability to fund its business expansion primarily through cash flow from existing assets and refinancings of mature properties, it has made limited use of the public markets for financing purposes. The purpose of the Offering is to accelerate the completion of the Company's existing development program and to allow it to capitalize on its numerous current opportunities. See "-- New Development," "Use of Proceeds," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors -- High Leverage; Credit Facility Covenants," "-- Changes in Interest Rates" and "-- Tax-Exempt and UDAG Financing."

OPERATING AND ORGANIZATIONAL STRUCTURE

     For Federal income tax purposes, the Company operates as a "C" corporation, which distinguishes it from many competitors that operate as tax-qualified real estate investment trusts ("REITs"). As a "C" corporation, the Company is not subject to the mandatory distribution requirements imposed on REITs and is able to reinvest its earnings in new development opportunities. The tax benefits the Company receives from its depreciation and interest expense deductions significantly reduce its taxable income. The Company's consolidated tax position and the tax benefits generated from its real estate operations allow it to reduce the tax payable with respect to the earnings from its Land and Lumber Trading Groups. At January 31, 1997, the Company had a net operating loss carryforward for tax purposes of $88.9 million, which will expire in the years ending January 31, 2005 through January 31, 2011, and general business credits carryovers of $3.6 million, which will expire in the years ending January 31, 2003 through January 31, 2011. In 1996 the Company paid no regular Federal corporate income tax and paid $570,000 in Federal alternative minimum tax.

                                    BUSINESS

     In 1995, the Company reorganized its business into the four current principal business groups:

     - The Commercial Group, which develops, acquires, owns and operates shopping centers, office buildings and mixed-use projects including hotels.

     - The Residential Group, which develops, acquires, owns and operates the Company's multi-family properties.

     - The Land Group, which owns and develops raw land into master planned communities and other residential developments for resale.

     - The Lumber Trading Group, which operates the Company's lumber wholesaling business.

     Each group operates autonomously, and each of the Commercial Group and Residential Group has its own development, acquisition, leasing, property and financial management functions. As a result, each of these groups is able to perform all of the tasks necessary to develop and maintain a property from selecting a project site to financing the project to managing the completed project. The Company believes that this structure permits each group to better focus on its business and permits key employees to exercise the independent leadership, creativity and entrepreneurial skills necessary in the real estate business. The Company's "Corporate" activities relate to its investments in, and advances to, affiliates and general corporate items.

     The following charts illustrate the division of the Company's business among its four operating groups and its "Corporate" activities as of January 31, 1997 (dollars in millions).



[DESCRIPTION OF GRAPHICS: PIE CHARTS]



                               REVENUES -- $610.4

                                                                       DOLLAR AMOUNT
                                                                   (DOLLARS IN MILLIONS)      PERCENT
Residential.....................................................         $   116.5               19%
Corporate.......................................................         $     5.7                1%
Lumber Trading..................................................         $   124.5               20%
Land............................................................         $    53.9                9%
Commercial......................................................         $   309.8               51%

                                                   EBDT -- $90.4

                                                                       DOLLAR AMOUNT
                                                                   (DOLLARS IN MILLIONS)      PERCENT
Residential.....................................................         $    24.6               27%
Corporate.......................................................         $     0.6                1%
Lumber Trading..................................................         $     5.1                6%
Land............................................................         $     3.9                4%
Commercial......................................................         $    56.2               62%

                                            TOTAL ASSETS -- $2,741.4

                                                                       DOLLAR AMOUNT
                                                                   (DOLLARS IN MILLIONS)      PERCENT
Residential.....................................................         $   642.8               23%
Corporate.......................................................         $   100.6                4%
Lumber Trading..................................................         $   209.9                8%
Land............................................................         $    89.0                3%
Commercial......................................................         $ 1,699.1               62%

     The Commercial Group and Residential Group are operating units of Forest City Rental Properties Corporation ("FCRPC"), which is a wholly owned subsidiary of the Company. FCRPC is the borrower under the FCRPC Credit Agreement. The Land Group and Lumber Trading Group are operating units of the Company.

COMMERCIAL GROUP

     The Company has developed retail projects for more than 50 years and office, mixed-use and hotel projects for more than 30 years, and today the Commercial Group owns a diverse portfolio in both urban and suburban locations in 12 states. The Commercial Group targets densely populated locations where it uses its expertise to develop complex projects, often employing public/private partnerships.

     As of January 31, 1997, the Commercial Group owned interests in 55 completed projects, including 30 retail properties, 20 office properties and five hotels. The Commercial Group also has 13 projects under construction or active development, and is pursuing numerous other development opportunities, in which it had $64.1 million invested at January 31, 1997. The Commercial Group's EBDT was $56.2 million in 1996 and constituted 62% of the Company's total EBDT.

  SHOPPING CENTERS

     The Company opened its first strip shopping center in 1948, and its first enclosed regional mall in 1962. Since then, it has developed urban retail centers, entertainment based centers, community centers and power centers focused on "big box" retailing (collectively, "Specialty Retail Centers"), as well as regional malls. As of January 31, 1997, the Commercial Group's shopping center portfolio consisted of 14 regional malls with a GLA of 4.3 million square feet and 16 Specialty Retail Centers with a total GLA of 3.4 million square feet.

     Malls are generally developed in collaboration with anchor stores that usually own their own facilities as integral parts of the mall structure and environment and which do not generate significant direct payments to the Company. In contrast, anchor stores at specialty retail and power centers generally are tenants under long-term leases which contribute significant rental payments to the Company. See "Risk Factors -- Dependence on Rental Income From Real Property."

     While the Company continues to develop regional malls in strong markets, the Company recently has pioneered the concept of bringing "big box" retailing to urban locations previously ignored by major retailers. With high population densities and disposable income levels at or near those of the suburbs, urban development is proving to be economically advantageous for the Company, for the tenants who realize high sales per square foot and for the cities, which benefit from the new jobs created in the urban locations.

     Retail projects anchored by entertainment facilities are another growth area for the Company. See "-- Entertainment: A New Growth Opportunity."

     The Company capitalizes on enhanced real estate values associated with properties that are adjacent to its commercial projects by acquiring such ancillary properties for resale as undeveloped land prior to development.

     PROJECTS OPENED IN 1996. In 1996, the Commercial Group completed six major shopping center projects: Galleria at Sunset and Showcase in the Las Vegas metropolitan area, Atlantic Center and Bruckner Boulevard in the New York City metropolitan area, Hunting Park in Philadelphia, and Marketplace at Riverpark in Fresno, California.

     In February 1996, the Company opened the Galleria at Sunset in Henderson, Nevada, a suburb of Las Vegas, one of the nation's fastest growing metropolitan areas. This 892,000 square-foot enclosed regional mall, which cost $82.0 million, contains 294,000 square feet of GLA. The Galleria at Sunset's 115 stores showcase many new prototype designs from tenants such as Eddie Bauer, The Limited, Ann Taylor and The Gap, as well as innovative store designs from local and regional tenants. The four anchor department stores are Dillards, Robinson-May, J.C. Penney and Mervyn's. The Galleria at Sunset was 89% leased as of January 31, 1997. A 477,000 square foot expansion of the Galleria at Sunset, including two new department stores, is planned to open by the year 2000.

The expansion will include 139,000 square feet of GLA that will cost approximately $27.6 million.* Concurrent with the development of the Galleria at Sunset, the Company created 27 acres of outlots of which 14 acres have been sold as of January 31, 1997, for a total of $10.5 million.

     Showcase is a 189,000 square-foot entertainment and retail complex on the Las Vegas Strip, whose first tenant opened in December 1996 and is 99% leased. Developed by the Company, Showcase is anchored by Coca-Cola(R), whose facility features a 100-foot tall glass Coke(R) bottle containing two elevators to transport visitors within the four-story facility, exhibit galleries, a retail shop, a theater and memorabilia display. Other major Showcase tenants include GameWorks, an interactive theme park and retail store, United Artists, which offers an 8-screen theater complex with 2,600 seats, the Official All-Star Cafe, an arena-style restaurant owned by Planet Hollywood, and Ethel M. Chocolates, a wholly owned subsidiary of Mars, Inc., which will sell premium chocolates and have on-premises preparation of the confections. The Company estimates the total cost of construction at $76.9 million (of which $58.9 million had been expended at January 31, 1997).*

     The New York City metropolitan area is the primary focus of Forest City's urban retail program. The Company believes Queens, Brooklyn, the Bronx and Staten Island are significantly under-retailed, particularly with respect to big-box national retailers. In 1996, the Company completed two retail projects in New York City. The first, Atlantic Center, is a 391,000 square foot, multi-level shopping center adjacent to the Atlantic Terminal in Brooklyn. Tenants include Old Navy, Marshalls, The Sports Authority, Office Max and Caldor. This public/private partnership involved 10 different agencies of state, local and Federal governments, created approximately 1,200 jobs and attracted a new group of retailers to the neighborhood. The project, which opened in November 1996 and is currently 95% leased, is the first new major retail complex to be opened in Brooklyn in 25 years. The total estimated cost for Atlantic Center is $75.2 million (of which $70.0 million had been expended at January 31, 1997).* The second project, Bruckner Boulevard is a 114,000 square foot retail center featuring Old Navy, Pergament, Seaman's Furniture and Youngworld. This $15.1 million project in the Bronx, which opened in September 1996, is currently 100% leased.

     Hunting Park, a 144,000 square-foot retail complex in Philadelphia opened in April 1996. Its major tenants include Payless Shoes, US Kidz and Caldor. Hunting Park cost $14.9 million and is currently 98% leased.

     In California, Target and Best Buy opened in the Company's newly constructed Marketplace at Riverpark in Fresno which, when completed, will have 453,000 square feet of retail stores, including 284,000 square feet of GLA, which will cost a total of $26.5 million (of which $12.7 million had been expended at January 31, 1997).* The Marketplace at Riverpark has been opening in stages since September 1996. As of January 31, 1997, 215,000 square feet of GLA has been leased, of which 114,000 square feet has been opened.

---------------

*The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
 "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
 "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of this project.

     The following table provides additional information regarding the shopping centers opened in 1996.*

                                                                                             COMPANY'S
                                          DEVELOPED (D)    DATE                  TOTAL COST  SHARE OF     TOTAL
                                               OR        OPENED/     COMPANY      AT 100%      COST      SQUARE
       PROPERTY             LOCATION      ACQUIRED (A)   ACQUIRED  OWNERSHIP(%)  (IN MIL.)   (IN MIL.)    FEET      GLA(1)
----------------------- ----------------- -------------  --------  ------------  ----------  ---------  ---------  ---------
Galleria at Sunset..... Henderson, NV     D               Feb-96        60%        $ 82.0     $  49.2     892,000    294,000
Hunting Park........... Philadelphia, PA  D               Apr-96        70           14.9        10.4     144,000    144,000
Bruckner Boulevard..... Bronx, NY         D               Sep-96        70           15.1        10.6     114,000    114,000
Marketplace at
  Riverpark............ Fresno, CA        D               Sep-96        50           26.5        13.3     453,000    284,000
Atlantic Center........ Brooklyn, NY      D               Nov-96        75           75.2        56.4     391,000    391,000
Showcase............... Las Vegas, NV     D               Dec-96        20           76.9        15.4     189,000    189,000
                                                                                   ------      ------   ---------  ---------
      Total............                                                            $290.6     $ 155.3   2,183,000  1,416,000
                                                                                   ======      ======   =========  =========

---------------
(1) Represents the total square feet available for lease by the Company. Remaining square footage is owned by anchors.

     PROJECTS UNDER CONSTRUCTION. The Commercial Group currently has three shopping center projects under construction, all of which are urban retail centers in the New York City area. Grand Avenue, located in Queens, is a 100,000 square-foot center anchored by Edward's Supermarket. This neighborhood center is projected to open in August 1997 at a cost of $23.6 million (of which $13.9 million had been expended at January 31, 1997).** Northern Boulevard, also in Queens, is a 218,000 square-foot project, scheduled to open in November 1997 at a cost of $39.4 million (of which $12.7 million had been expended at January 31, 1997), and will feature Marshall's, Edward's Supermarket and Old Navy as its major tenants.** Gun Hill Road, in the Bronx, features a Home Depot store and Sneaker Stadium. This center contains 147,000 square feet and is projected to open in August 1997 at a cost of $13.5 million (of which $9.9 million had been expended at January 31, 1997).** As of January 31, 1997, Grand Avenue was 80% leased, Gun Hill Road was 100% leased and Northern Boulevard was 92% leased.

     The following table sets forth additional information regarding shopping centers under construction.***

                                               ESTIMATED                                COMPANY'S
                               DEVELOPED(D)     DATE OF                    TOTAL COST     SHARE      TOTAL
                                    OR         OPENING/       COMPANY       AT 100%      OF COST    SQUARE
    PROPERTY      LOCATION      ACQUIRED(A)   ACQUISITION   OWNERSHIP(%)   (IN MIL.)    (IN MIL.)    FEET     GLA(1)
----------------  -----------  -------------  -----------   ------------   ----------   ---------   -------   -------
Grand Avenue....  Queens, NY         D           Q3-97           70%         $ 23.6      $  16.5    100,000   100,000
Gun Hill Road...  Bronx, NY          D           Q3-97           70            13.5          9.5    147,000   147,000
Northern
  Boulevard.....  Queens, NY         D           Q4-97           70            39.4         27.6    218,000   218,000
                                                                             ------       ------    -------   -------
      Total.....                                                             $ 76.5      $  53.6    465,000   465,000
                                                                             ======       ======    =======   =======

---------------
(1) Represents the total square feet available for lease by the Company. Remaining square footage is owned by anchors.

     PROJECTS UNDER DEVELOPMENT. In 1997, construction will begin on two enclosed regional malls. The first, which will be located between Los Angeles and San Diego in Temecula, California and will comprise 940,000 square feet on two levels, initially featuring three department stores, is expected
---------------
  *Construction remains to be completed at the Marketplace at Riverpark, Atlantic Center and the Showcase. Accordingly, with respect to these projects, the information in the table concerning total cost, the Company's share of total cost, total square feet and GLA are forward-looking statements. The completion of these projects is subject to various development risks, including cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
   "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
   "-- Competition" and "-- Partnership Risks," for a more complete description of risks associated with the completion of these projects.

 **The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks,"
   "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of this project.

***This table presents forward-looking information concerning various projects under construction and is based on current facts and expectations. The completion of these projects is subject to significant risks, including cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and
   "-- Partnership Risks," for a more complete description of the risks associated with the construction of these projects.

to open in the first quarter of 1999. An expansion is currently committed for one additional department store. The mall will have approximately 293,000 square feet of GLA and is estimated to cost $60.9 million (of which $0.8 million had been expended at January 31, 1997).*

     The other mall under active development will be located in suburban Pittsburgh, adjacent to the Company's existing power center in Robinson Township. This two-level mall, located near the recently completed Pittsburgh International Airport, will have approximately 291,000 square feet of GLA and four department stores comprising approximately 1.0 million total square feet. Estimated cost is approximately $78.9 million (of which $16.8 million had been expended at January 31, 1997).* In 1996, the Company received $5.6 million from sales of outlots adjacent to this mall site. An additional 170 acres adjacent to the new mall site are available for future sale or development.

     In 1997, the Company will also begin construction on a new 163,000 square-foot complex in a major retail area in downtown Pasadena, California. This shopping center, adjacent to an existing Macy's department store, will feature specialty retail, entertainment and restaurants. This project is expected to open in 1999 at a total estimated cost of $28.1 million (of which $1.3 million had been expended at January 31, 1997).* Continuing its New York City metropolitan area development program, the Company plans to begin construction in 1997 on Metropolitan Avenue, a 113,000 square-foot retail center in Queens. This project, expected to open in 1998, is anchored by Regal Cinemas and will cost approximately $26.0 million (of which $2.2 million had been expended at January 31, 1997).*

     The following table sets forth additional information regarding shopping centers under development.**

                                                                                     TOTAL
                                                                                      COST     COMPANY'S
                                            DEVELOPED(D)  ESTIMATED                 AT 100%      SHARE       TOTAL
                                                 OR        DATE OF     COMPANY        (IN       OF COST     SQUARE
PROPERTY                LOCATION             ACQUIRED(A)   OPENING   OWNERSHIP(%)    MIL.)     (IN MIL.)     FEET       GLA(1)
----------------------  ------------------  ------------- ---------  ------------   --------   ---------   ---------   ---------
42nd Street...........  Manhattan, NY             D         1998          70%        $ 79.0     $  55.3      291,000    291,000
Atlantic City.........  Atlantic City, NJ         D         1998          80           42.2        33.8      254,000    254,000
Metropolitan Avenue...  Queens, NY                D         1998          70           26.0        18.2      113,000    113,000
Richmond Avenue.......  Staten Island, NY         D         1998          70           20.2        14.1       76,000     76,000
Pasadena..............  Pasadena, CA              D         1999          50           28.1        14.1      163,000    163,000
Temecula..............  Temecula, CA              D         1999          75           60.9        45.7      940,000    293,000
Galleria at Sunset
 Expansion............  Henderson, NV             D         2000          60           27.6        16.6      477,000    139,000
Pittsburgh Mall.......  Pittsburgh, PA            D         2000          67           78.9        52.9    1,008,000    291,000
                                                                                     ------      ------    ---------    -------
   Total..............                                                               $362.9     $ 250.7    3,322,000   1,620,000
                                                                                     ======      ======    =========   =========

---------------
(1) Represents the total square feet available for lease by the Company. Remaining square footage is owned by anchors.

     ENTERTAINMENT: A NEW GROWTH OPPORTUNITY. The Company is capitalizing on the trend in large metropolitan areas to build new major downtown or waterfront attractions to revitalize the urban core. In addition, it is working with communities that seek new multi-million dollar gaming and other entertainment attractions. The Company believes urban locations will continue to provide viable

---------------

 *The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including an inability to obtain financing or government entitlements construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
  "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of this project.

**This table presents forward-looking information concerning various projects under development and is based on current facts and expectations. The completion of these projects is subject to significant risks, including an inability to obtain financing or required government entitlements, cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing,"
  "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete description of the risks associated with the development of these projects.

entertainment and retail opportunities for developers who know how to work effectively in public/ private partnerships. See "Strategy for Growth and Competitive Advantages -- New Development."

     Forest City's most visible entertainment projects are Showcase and 42nd Street located in the Time Square area of New York City. See "-- Projects Opened in 1996" and "-- Projects Under Development," above. The Commercial Group expects to commence construction in 1997 at 42nd Street, a 291,000 square-foot entertainment and retail complex. The Company has played an integral role in the New York City and State of New York governments' programs to revitalize Times Square. The Company has entered into ground leases with 42nd Street Development Project, Inc. and New 42nd Street, Inc. and executed leases with Madame Tussaud's Wax Museum, AMC Theaters, HMV Records and Just For Feet. This project is expected to cost $79 million (of which $5.1 million had been expended at January 31, 1997).*

     Forest City has signed an agreement to connect The Galleria at Sunset with a new hotel/casino and ice rink to be constructed and owned by Santa Fe Gaming Corporation. This agreement is subject to various conditions, including Santa Fe Gaming Corp.'s receipt of financing. If completed, this project will be the first entertainment and gaming complex in the United States to be attached to a regional shopping center. The casino will include a 300-room hotel, six to eight restaurants, and an Olympic-sized ice arena seating 2,500 spectators.*

     The Company has entered into an agreement with MGM Grand, Inc. ("MGM") to develop approximately 30 acres of land on the Atlantic City boardwalk adjacent to the Showboat Casino. MGM is working with local authorities to plan and develop the adjoining casino-zoned land which consists of approximately 40 additional acres. Under the agreement, the Company would build and own a 254,000 square foot entertainment and retail complex as a component of a world class casino/resort to be constructed by MGM. The agreement with MGM provides that a portion of the payment to be received by the Company would be paid in shares of MGM stock. This project is in a very early stage of development, and like the Company's other projects under development is subject to numerous risks that may cause it to not be completed in its present form or at all.*

     EXISTING PORTFOLIO. The Company's existing shopping center portfolio consists of 14 regional malls containing a total of 10.6 million square feet, including anchors, and 4.3 million square feet of GLA. The Commercial Group also owns 16 Specialty Retail Centers (including urban retail centers, power centers, entertainment-based retail centers and community centers) with total GLA of 3.4 million square feet. The properties are located in 11 states, including seven in Ohio, six in New York and four in California.

     At January 31, 1997, 83% and 94% of the GLA in the Company's regional malls and Specialty Retail Centers, respectively, was leased compared to 84% and 94% at the end of 1995 and 84% and 91% in 1994, respectively. Forest City aggressively markets vacant mall space to temporary tenants to create an improved ambiance and retail mix within the centers. In its regional malls, the Company also emphasizes the inclusion of "carts" with distinctive merchandise that add visual and retail interest to the properties. While these tenants are not under long-term leases, revenue generated from temporary mall and cart tenants totaled $2.8 million, $2.7 million and $2.3 million, during 1996, 1995 and 1994, respectively. If square footage occupied by temporary tenants were included, the regional mall GLA would have been 92% leased at January 31, 1997.

     Average sales per square foot of GLA on a comparable basis at the Company's regional malls were $265, $268 and $265 for 1994, 1995 and 1996, respectively. Comparable sales figures for Specialty Retail Centers are not computed, as many tenants at Specialty Retail Centers have no

---------------

* The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
  "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of this project.

obligation to report sales and many centers have not been open for more than one year. The Company's existing shopping center leases contain contractual aggregate net rental increases of $24.6 million over the next five years and $22.4 million over the succeeding five year period.

     The Company maintains tight cost controls and leverages its economies of scale to minimize operating expenses. At January 31, 1997, the Company's property level expenses for shopping centers open since February 1, 1994 had increased at a compound annual average rate of only 0.5%.

     The Company believes its regional shopping centers generally occupy secure retail niches within their respective marketplaces. The Company's ability to increase the value of its properties is demonstrated by the fact that net operating income increased at a compound annual average rate of 4.4% for regional malls in operation throughout the period from February 1, 1987 to January 31, 1997. Below are descriptions of some of the Company's shopping centers.

     The Company's largest regional mall is Tucson Mall, which opened in 1982. A major expansion in 1991 added one department store and additional GLA. Today the mall contains 1,293,000 total square feet with 408,000 square feet of GLA. With six department stores, it is the dominant mall in Southern Arizona. In 1996, the mall generated $326 of sales per square foot of GLA, and at January 31, 1997, was 95% leased.

     Charleston Mall, the dominant retail center in West Virginia, was the Company's first urban retail development, and its first major public/private partnership development. The mall's unique three level design allowed for 897,000 total square feet with four department stores, and parking for 5,000 cars located on 22.9 acres in the center of downtown Charleston. The mall was the key element in the renewal of Charleston's urban core. The mall generated $338 per square foot in GLA in 1996 and at January 31, 1997 was 86% leased. Based on a letter of intent, the Company anticipates entering into a new lease that would bring the mall's occupancy to 95%. No assurance can be given, however, that the letter of intent will lead to the execution of a lease.

     The Avenue at Tower City, the retail portion of the Company's largest mixed-use development, is a three level shopping center located in the center of downtown Cleveland adjacent to the hub of Cleveland's bus and lightrail transportation system. The 368,000 square foot Avenue was designed as a focal point for the community and is a key element of Cleveland's downtown renaissance. The mall generated sales of $319 per square foot of GLA in 1996 and at January 31, 1997 was 93% leased.

     The Plaza at Robinson Town Center is a 455,000 square foot power center located in the Company's major development near Pittsburgh's new International Airport, anchored by the only IKEA store in its market. Opened in 1989, The Plaza, which was 98% leased at January 31, 1997, is the first phase of the Robinson Town Center plan, which includes 715 acres for mixed-use development. Approximately 160 acres have been sold as of January 31, 1997 to 12 retailers who have built in excess of 600,000 square feet of retail space. The Pittsburgh Mall, a 1,000,000 square foot regional mall, is under active development, and 397 acres have been designated for future retail or commercial use. Construction of the nearby Pittsburgh Mall will begin in 1998. It is anticipated that the Robinson project, when completed, will be the largest commercial development in western Pennsylvania.*

     Three of the Company's regional malls, Rolling Acres, Summit Park Mall and Canton Centre, have experienced poor operating results. Each of these properties have been targeted for repositioning. If these three centers were excluded from the regional mall leasing and sales data, the

---------------

  *The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
   "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
   "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of this project.

regional malls would have been 87%, 88% and 87% leased at the end of 1994, 1995 and 1996, respectively, and comparable sales per square foot would have been $286, $290 and $288 for the same periods.

     Expansion and Renovation. The process of creating a desirable environment for retailers and shoppers requires periodic updating of the physical facilities of all the retail centers. An integral part of the Company's management of its existing shopping center portfolio involves expanding and renovating properties to maintain and enhance their value. In the past three years, the Company has expanded, renovated and/or committed to renovate eight shopping centers for a total cost of $52.7 million ($34.2 million of which is the Company's share). Examples of this ongoing program include Boulevard Mall in Amherst, New York and Ballston Common in Arlington, Virginia.

     At Boulevard Mall, the first mall developed by the Company, a renovation program to physically update the property will be completed in May, 1997.*This will be the third such program implemented during the 35 year history of this property. From February 1, 1987 through January 31, 1997, the net operating income of this mall grew at a compounded annual rate of 5.7%, demonstrating the ability of older properties to continue to contribute to the Company's intended growth.

     At Ballston Common in Arlington, Virginia, the Company increased its ownership in 1994 from 50% to 100% by purchasing the interest of its institutional partner. As a result of the improving demographics in its market and the desire to properly service the needs of a dense population base, the center is being expanded to add a 60,000 square foot cinema and 21,000 square feet of retail space, which will be leased entirely to restaurant and entertainment tenants. The Company believes this expansion will broaden the market appeal of the mall by capturing the significant entertainment expenditures of the local population base. The Unleveraged Return on Cost for this investment is projected to be 12.4%.*

     Ballston Common is an example of how the Company is utilizing its expertise to add entertainment complexes to existing retail properties to enhance their appeal to shoppers, making them a "destination" location. During 1997, theater and restaurant complexes also will be added at Courtland Center in Flint, Michigan; and South Bay Galleria in Redondo Beach, California.*

     Leasing and Marketing. Most of the Company's leases are structured on triple net basis requiring tenants to pay most operating expenses. The Company strictly controls expenses and capital expenditures to minimize tenant occupancy costs, allowing for continued base rent appreciation. At January 31, 1997, property level expenses since February 1, 1994 had increased at a compound annual average rate of 0.6%, well below the inflation rate for the comparable period. The Company believes that keeping increases in operating expenses as low as possible is a way of maintaining a positive long-term landlord/tenant relationship.

     During 1995 and 1996, the Company executed a total of 422 new and renewal leases representing 841,814 square feet. These leases generated an average increase in base rent of $2.61 per square foot, or 13.5%. These leases had an average base rent of $22.42 per square foot. There can be no assurance that the Company will be able to sustain the same magnitude of lease increases in the future.

     The Company believes its retail sales performance can be positively impacted by an aggressive and innovative management and marketing program. An example of the implementation of this program is the Company's arrangement with leading national retailers such as Disney to bring their special attractions to the Company's malls, which enhance the competitive advantages of these properties.

---------------

*The statements relating to these proposed expansions and/or renovations are forward-looking statements and are based on current facts and expectations. The completion of these proposed expansions and/or renovation's involves various risks, including construction delays and cost overruns. See "Risk
 Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
 "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants" and
 "-- Competition," for a more complete discussion of the risks associated with the completion of these proposed expansions and/or renovations.

     The following table summarizes the Company's existing shopping centers as of January 31, 1997.

                       YEAR
                    COMPLETED/                                                                          RETAIL SQ. FT.
                   DATE OF LAST    COMPANY                                                                INCLUDING
       NAME         RENOVATION   OWNERSHIP(%)      LOCATION                   MAJOR ANCHORS              DEPT. STORES      GLA
------------------ ------------  ------------  -----------------   -----------------------------------  --------------  ---------
REGIONAL MALLS
Antelope Valley
 Mall.............  1990              40.0%    Palmdale, CA        Sears Roebuck and Co.; JC Penney's;       839,000      287,000
                                                                   Gottshalk's; Harris; Mervyn's
The Avenue at
 Tower
 City.............  1990/1996        100.0     Cleveland, OH       Dillard's                                 368,000      368,000
Ballston Common...  1986/1995        100.0     Arlington, VA       Hecht's; JC Penney's                      490,000      221,000
Boulevard Mall....  1962/1996         50.0     Amherst, NY         Jenss; JC Penney's; Kaufmann's            772,000      261,000
Canton Centre.....  1981/1988        100.0     Canton, OH          Kaufmann's; JC Penney's; Montgomery       680,000      254,000
                                                                   Ward
Chapel Hill
 Mall.............  1966/1995         50.0     Akron, OH           Kaufmann's; JC Penney's; Sears            882,000      321,000
                                                                   Roebuck and Co.
Charleston Town
 Center...........  1983/1994         50.0     Charleston, WV      Kaufmann's; JC Penney's; Sears            897,000      360,000
                                                                   Roebuck and Co.; Montgomery Ward
Courtland
 Center...........  1968/1986        100.0     Flint, MI           Crowley's; JC Penney's; Mervyn's          460,000      239,000
Galleria at
 Sunset...........  1996              60.0     Henderson, NV       Dillard's; Robinson-May; Mervyn's;        892,000      294,000
                                                                   JC Penney's
Manhattan Town
 Center...........  1987              37.5     Manhattan, KS       Dillard's; JC Penney's; Sears             380,000      185,000
                                                                   Roebuck and Co.
Rolling Acres
 Mall.............  1975              80.0     Akron, OH           Kaufmann's; JC Penney's; Sears          1,014,000      365,000
                                                                   Roebuck and Co.; Dillard's; Target
South Bay
 Galleria.........  1985              50.0     Redondo Beach, CA   May Co.; Mervyn's; Nordstrom's            953,000      385,000
Summit Park
 Mall.............  1972             100.0     Wheatfield, NY      Bon-Ton; Jenss; Sears Roebuck and         695,000      309,000
                                                                   Co.
Tucson Mall.......  1982/1992         67.5     Tucson, AZ          Broadway's; Foley's; Dillard's;         1,293,000      408,000
                                                                   Mervyn's; JC Penney's; Sears
                                                                   Roebuck and Co.
                                                                                                          ----------    ---------
   Subtotal.......                                                                                        10,615,000    4,257,000
                                                                                                          ----------    ---------
SPECIALTY RETAIL CENTERS
Atlantic Center...  1996              75.0%    Brooklyn, NY        Caldor; The Sports Authority;             391,000      391,000
                                                                   Pathmark; OfficeMax
Bowling Green
 Mall.............  1966              50.0     Bowling Green, KY   Kroger; Quality Big Lots                  242,000      242,000
Bruckner
 Boulevard........  1996              70.0     Bronx, NY           Pergament; Seaman's; Young World;         114,000      114,000
                                                                   Old Navy
Chapel Hill
 Suburban.........  1969              50.0     Akron, OH           Value City; Petzazz                       112,000      112,000
Courtyard.........  1990              50.0     Flint, MI           V.G.'s Market; Home Depot;                233,000      124,000
                                                                   OfficeMax
Flatbush Avenue...  1995              80.0     Brooklyn, NY        Caldor                                     90,000       90,000
Gallery at
 MetroTech........  1990              80.0     Brooklyn, NY        Toys "R" Us                               163,000      163,000
Golden Gate.......  1958/1996         50.0     Mayfield Hts., OH   OfficeMax; Old Navy; Koenig;              260,000      260,000
                                                                   Michael's; Home Place
Hunting Park......  1996              70.0     Philadelphia, PA    Caldor; US Kidz; Payless Shoes            144,000      144,000
Marketplace at
 Riverpark........  1996              50.0     Fresno, CA          Best Buy; Target; Marshall's; JC          453,000      284,000
                                                                   Penney's
Midtown Plaza.....  1961              50.0     Parma, OH           Hills                                     256,000      256,000
Newport Plaza.....  1977              50.0     Newport, KY         IGA                                       157,000      157,000
The Plaza at
 Robinson Town
 Center...........  1989              50.0     Pittsburgh, PA      T.J. Maxx; IKEA; Hills; Marshall's;       455,000      455,000
                                                                   Sears Roebuck and Co.
Showcase..........  1996              20.0     Las Vegas, NV       Coca-Cola(R); All Star Cafe               189,000     189,000
South Bay
 Southern.........  1978             100.0     Redondo Beach, CA   CompUSA; General Cinema                   160,000      160,000
Tucson Place......  1989             100.0     Tucson, AZ          Wal-Mart; Homelife; OfficeMax;            276,000      276,000
                                                                   Smitty's
                                                                                                          ----------    ---------
   Subtotal.......                                                                                         3,695,000    3,417,000
                                                                                                          ----------    ---------
                                           Shopping Centers at January 31, 1997                           14,310,000    7,674,000
                                                                                                          ==========    =========
                                           Shopping Centers at January 31, 1996                           13,422,000    6,938,000
                                                                                                          ==========    =========

     ANCHOR AND SIGNIFICANT TENANTS. Anchor stores are a critical factor to the success of any retail mall. The customer's identification with a property typically focuses on its anchors. Regional mall anchors generally are department stores whose merchandise appeals to a broad range of shoppers. Although the regional malls derive minimal operating income from anchor stores as compared to mall stores, strong anchors play an important part in generating customer traffic and in making the centers desirable locations for mall store tenants. See "Risk Factors -- Dependence on Rental Income from Real Property."

     Of the approximately 10.6 million square feet in the Company's regional malls, approximately 4.6 million square feet or 43% is owned directly by the mall anchor stores. Each mall anchor that owns its own store typically enters into a reciprocal easement agreement with the other owners in the retail center covering, among other things, operating covenants, reciprocal easements, property operations, initial construction and future expansions.

     The following table sets forth anchor stores occupying greater than three sites and the number of square feet owned or leased by such anchors as of January 31, 1997.

                                                                                TOTAL
                                                              NUMBER OF       OCCUPIED
                              ANCHOR                        ANCHOR STORES     (SQ. FT.)
        --------------------------------------------------  -------------     ---------
        JC Penney's.......................................        11          1,469,587
        Sears Roebuck and Co..............................         7          1,043,631
        May Company/Kaufmann's............................         8          1,472,478
        Dillard's.........................................         5            594,749
        Mervyn's/Target...................................         6            502,578
                                                                              ---------
             Total........................................                    5,083,023
                                                                              =========

     Other retail centers generally have anchor tenants that are large specialty retailers, such as toy stores, home improvement stores, or grocery stores. Most such anchors lease their locations from the mall owners under long term leases.

     The following table identifies tenants that lease more than 100,000 square feet of GLA in the Commercial Group's shopping centers.

                                                                   PERCENTAGE      PERCENTAGE OF
                                                     LEASED            OF            SHOPPING
                                      NUMBER OF        SQ.          SHOPPING        CENTER BASE
               TENANT(1)               STORES        FT.(2)        CENTER GLA         RENT(3)
    --------------------------------  ---------     ---------     ------------     -------------
    The Limited.....................      72          464,374          6.1%              7.8%
    Caldor(4).......................       3          334,091          4.4               4.4
    Woolworth.......................      57          206,889          2.7               3.7
    The GAP.........................      14          119,494          1.5               1.7
                                                                      ----              ----
         Total......................                1,124,848         14.7%             17.6%
                                                                      ====              ====

---------------
(1) The tenant name includes all space associated with the various trade names for the tenant.
(2) Represents 100% of the square footage of GLA, not Forest City's proportionate share.
(3) Represents Forest City's proportionate share of net shopping center base rent. Net shopping center base rent equals contractual rent for the year ended January 31, 1997.
(4) Caldor is currently in bankruptcy proceedings and has rejected its lease at Flatbush Avenue in Brooklyn for 90,000 square feet, which are included under "Leased Sq. Ft." in the table. See "Risk Factors -- Dependence on Rental Income From Real Property."

     SHOPPING CENTER LEASES AND TENANT LEASE EXPIRATIONS. Current mall store leases generally provide for tenants to pay rent comprised of two elements. The first element is a fixed "base rent," often subject to increase according to a schedule agreed upon at the time an agreement to lease is signed. The second element is "percentage rent," which is based on a percentage of the tenant's gross sales to the extent that the resultant rent exceeds the "base rent" or these sales exceed a stated annual amount. While the percentage rent clause is important in enhancing a shopping center's cash flow and value in an inflationary environment, the Company's net rental revenue is derived predominantly from contractual base rent. In the year ended January 31, 1997, base rent accounted for approximately 96% of total shopping center rental revenue, excluding cost recoveries.

     Scheduled annual expirations over the next ten years for shopping center leases in place at January 31, 1997 average approximately 6.8% of total occupied mall store GLA, with no single year exceeding 8.0%. The average remaining term of shopping center leases in place is 5.2 years. The following table shows lease expirations for the next ten years of the Company's shopping centers, assuming that none of the tenants exercise their renewal options. See "Risk
Factors -- Reliance on Major Tenants."

                                                     PERCENT                      PERCENT
                        NUM. OF        SQ. FT.       OF TOTAL                     OF TOTAL      AVG. BASE
                         LEASES       OF LEASES       LEASED       BASE RENT        BASE       RENT/SQ. FT.
   EXPIRATION YEAR      EXPIRING     EXPIRING(1)       GLA        EXPIRING(2)     RENT(2)      EXPIRING(3)
----------------------  --------     -----------     --------     -----------     --------     ------------
1997..................      183          441,389         6.6%     $ 4,552,509         6.0%        $15.96
1998..................      152          405,492         6.1        4,316,756         5.7           9.64
1999..................      139          504,242         7.6        3,906,283         5.2          12.40
2000..................      219          519,415         7.8        7,423,471         9.8          21.32
2001..................      121          371,116         5.6        3,644,718         4.8          13.40
2002..................      119          400,349         6.0        5,730,837         7.6           9.99
2003..................      126          426,731         6.4        6,124,636         8.1          21.47
2004..................      117          432,591         6.5        5,020,284         6.7          11.88
2005..................      126          499,075         7.5        6,385,690         8.5          19.47
2006..................      183          508,237         7.6        7,786,562        10.3          20.20
All Other.............       95        2,151,993        32.3       20,574,195        27.3          12.49
                        --------     -----------     --------     -----------     --------        ------
     Total............    1,580        6,660,630       100.0%     $75,465,941       100.0%        $17.16
                        =======        =========      ======      ============     ======         ======

---------------

(1) Represents 100% of the shopping center's GLA expiring, not Forest City's proportionate share.
(2) Computed at Forest City's proportionate share of annualized base rent. Annualized net base rent equals the contractual base rent for the month ended January 31, 1997, annualized for 12 months, excluding increases in operating expenses and real estate taxes over the base rent.
(3) Represents contracted net annualized base rent per square foot computed at 100%, rather than at Forest City's proportionate rate.

  OFFICE, MIXED-USE AND HOTEL

     In its office development activities, Forest City is primarily a build-to-suit developer which works with tenants to meet their highly specialized requirements. The Company's office development has focused primarily on mixed-use projects in urban developments, often built in conjunction with hotels and shopping centers or as part of a major office campus. As a result of this focus on new urban developments, 50% of the Company's office buildings were built within the last seven years and are concentrated in four new urban developments located in Brooklyn, Cleveland, Cambridge and Pittsburgh.

     PROJECTS UNDER CONSTRUCTION. At the Company's MetroTech complex in Brooklyn, construction began in 1996 on the 317,000 square-foot Nine MetroTech office building, the headquarters for the New York City Fire Department. This project, in which the Company will have a 65% interest, is anticipated to be completed in 1998 at a total cost of $59.7 million.* Upon its completion early in

---------------

*The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
 "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants" and
 "-- Competition," for a more complete discussion of the risks associated with the completion of this project.

1998, the MetroTech complex and the adjoining One Pierreport Plaza will include 3,100,000 square feet of office space in the six buildings in which the Company owns an interest.

     In February 1997, the Company, the designated developer of University Park at MIT in Cambridge, commenced construction on the next phase of University Park at MIT. MIT, the ground lessor of this development, has now joined the Company as a 50% joint venture partner in the development of the current phase of this project. This new phase, which is scheduled to open in 1998, will feature a $76.1 million mixed-use development that will include 77,000 square feet of office space, a 210-room hotel managed by DoubleTree, 95,000 square feet of retail space with CompUSA and Star Market as anchor tenants, and a 950 car parking garage.*

     Both of these mixed-use projects have additional land available for further development or sale, allowing the Company to continue capitalizing on the strength of the projects as they grow and mature over time.

     The following table sets forth additional information regarding office buildings under construction.**

                                                                                          TOTAL
                                                             ESTIMATED                     COST     COMPANY'S
                                             DEVELOPED(D)     DATE OF                    AT 100%      SHARE      TOTAL
                                                  OR         OPENING/       COMPANY        (IN       OF COST    SQUARE
        PROPERTY           LOCATION           ACQUIRED(A)   ACQUISITION   OWNERSHIP(%)    MIL.)     (IN MIL.)    FEET     GLA(1)
-------------------------  ----------------  -------------  -----------   ------------   --------   ---------   -------   -------
Nine MetroTech...........  Brooklyn, NY            D           Q1-98            65%       $ 59.7      $38.8     317,000   317,000
University Park at MIT
 (2).....................  Cambridge, MA           D           Q1-98            50          76.1       38.1     172,000   172,000
                                                                                          ------     ------     -------   -------
   Total.................                                                                 $135.8      $76.9     489,000   489,000
                                                                                          ======     ======     =======   =======

---------------

(1) Represents the total square feet available for lease by the Company. Remaining square footage is owned by anchors.
(2) In addition to the 172,000 square feet of GLA, the project also includes a 210 room hotel and a 950 car garage.

     EXISTING PORTFOLIO. The Company's existing portfolio of office/mixed-use and hotel projects consists of 20 office buildings containing 6.4 million square feet, including mixed-use projects with an aggregate of 164,000 gross leasable square feet of retail space and five hotels with 1,530 rooms. The majority of Forest City's office space is located in large, Class A buildings in four mixed-use projects located in major urban centers. Class A buildings generally are those that have above average size, design, location and access, attract high quality tenants, are well maintained and professionally managed, and achieve among the highest rent, occupancy and tenant retention rates within their markets. The Company's leases are generally structured on a "gross" basis wherein fixed lease payments are inclusive of net rent, current operating expenses and current real estate taxes. In addition, tenants generally pay increases in operating expenses and real estate taxes above their respective base year amounts.

     At January 31, 1995, 1996 and 1997, occupancy for the Company's office buildings was 91%, 92%, and 95%, respectively. Average rental rates for new leases and renewals with existing tenants increased 6.0% from 1994 to 1995 and 36.4% from 1995 to 1996. The existing leases in the office portfolio contain contractual aggregate net rent increases of $10.7 million over the next five-years and $14.3 million over the succeeding five-year period.

---------------

 *The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including an inability to obtain financing or government entitlements, construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
  "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of this project.

**This table presents forward-looking information concerning projects under construction and is based on current facts and expectations. The completion of these projects is subject to significant risks, including cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property,"
  "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing,"
  "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete description of the risks associated with the completion of these projects.

     The Company maintains tight expense controls and leverages its economies of scale to minimize operating expenses. The Company's property level expenses for office buildings open since 1994 have decreased a compound annual average rate of 0.7%.

     The majority of the Company's interests in office and mixed-use projects is aggregated in four developments located in Brooklyn, Cleveland, Cambridge and
Pittsburgh:

     MetroTech. The MetroTech complex, located on 16 acres controlled by the Company in downtown Brooklyn, currently consists of four high-tech office buildings (One MetroTech, Two MetroTech, Ten MetroTech and Eleven MetroTech) with over 2,000,000 square feet leased to major tenants such as Brooklyn Union Gas, Bear Stearns & Co. Inc., Securities Industry Automation Corp., the Internal Revenue Service and the City of New York. These four buildings are currently 99% leased. Adjacent to MetroTech is the Company's One Pierrepont Plaza containing 672,000 square feet and including Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. among its major tenants. This project, in which occupancy exceeds 99%, was the first major office building developed in Brooklyn in over 25 years. In addition, the Company sold the development rights to two parcels on which The Chase Manhattan Bank has built two office buildings. Land and development rights are available for two additional buildings at MetroTech.

     Tower City. The Company owns four office buildings, containing approximately 1.5 million square feet, in Tower City Center in Cleveland, Ohio. Tower City is connected to the Gateway Sports Complex, home of the Cleveland Indians baseball team and the Cleveland Cavaliers basketball team, and houses a 368,000 square foot retail center and 11-screen movie theater complex. Tower City is comprised of Terminal Tower, Chase Financial Tower, M.K. Ferguson Plaza and Skylight Office Tower, and had an occupancy of 91% at January 31, 1997. In addition, the Company owns the 208-room Ritz Carlton in Tower City. Remaining within the Tower City complex are 8.5 acres of adjacent land and air rights available for future development or sale. In 1995, the Company sold five additional acres for $18.3 million as the site for a future Federal court house which will be connected to the Tower City complex.

     University Park at MIT. This office complex, located next to MIT, currently contains three buildings (the Clark, Jackson and Richards Buildings) totalling 347,000 square feet, which are 100% occupied. Development rights are in place for an additional 1.4 million square feet of mixed-use development after completion of the current phase of the project under construction. See "-- Projects Under Construction."

     Liberty Center. This mixed-use project in downtown Pittsburgh is connected to the Pittsburgh convention center. Liberty Center includes 526,000 square feet of office space, which is 94% leased. Federated Investors occupies 65% of the available office space under a long-term lease. The project also includes a 616-room DoubleTree Hotel that was completely renovated in 1996, 30,258 square feet of retail space and a 498-car parking facility.

     The following table summarizes the Commercial Group's existing office buildings as of January 31, 1997.

                                   YEAR
                                 COMPLETED         COMPANY
            NAME                OR ACQUIRED     OWNERSHIP (%)             LOCATION                  MAJOR TENANTS
----------------------------    -----------     --------------     ----------------------    ----------------------------
METROTECH CENTER
  Eleven MetroTech
    Center..................        1995              65.0%        Brooklyn, NY              E-911 -- City of New York
  One MetroTech.............        1991              65.0         Brooklyn, NY              Brooklyn Union Gas; Bear,
                                                                                               Stearns & Co., Inc.
  One Pierrepont Plaza......        1988              85.0         Brooklyn, NY              Morgan Stanley & Co.,
                                                                                               Incorporated; Goldman,
                                                                                               Sachs & Co.; U.S. Attorney
  Ten MetroTech Center......        1991              80.0         Brooklyn, NY              Internal Revenue Service
  Two MetroTech.............        1990              65.0         Brooklyn, NY              Securities Industry
                                                                                               Automation Corp.
    Subtotal................
TOWER CITY CENTER
  Chase Financial Tower.....        1991              95.0%        Cleveland, OH             Chase Financial
  M.K. Ferguson Plaza(1)....        1990               1.0         Cleveland, OH             M.K. Ferguson; Chase
                                                                                               Financial
  Skylight Office Tower.....        1991              85.0         Cleveland, OH             Ernst & Young, L.L.P.
  Terminal Tower............        1983             100.0         Cleveland, OH             Forest City
    Subtotal................
MIT
  Clark Building............        1989              50.0%        Cambridge, MA             Oravax
  Jackson Building..........        1987             100.0         Cambridge, MA             Ariad Pharmaceuticals
  Richards Building.........        1990             100.0         Cambridge, MA             Genzyme Tissue Repair;
                                                                                               Alkermes
    Subtotal................
OTHER
  Chagrin Plaza I & II......        1969              66.7%        Beachwood, OH             National City Bank
  Emery-Richmond............        1991              50.0         Warrensville Hts., OH     Allstate Insurance
  Halle Building............        1986              75.0         Cleveland, OH             Sealy, Inc.; North American
                                                                                               Refractories Co.
  Liberty Center............        1986              50.0         Pittsburgh, PA            Federated Investors
  San Vicente...............        1983              25.0         Brentwood, CA             Foote, Cone; Needham, Harper
  Signature Square I........        1986              50.0         Beachwood, OH             Ciuni & Panichi
  Signature Square II.......        1989              50.0         Beachwood, OH             Sterling Software
  Station Square............    1994....              25.0         Pittsburgh, PA            Woodsons; Grand Concourse
    Subtotal................
Office Buildings at January 31, 1997 and 1996

                               LEASABLE
                                SQUARE
            NAME                 FEET
----------------------------  -----------
METROTECH CENTER
  Eleven MetroTech
    Center..................     216,000
  One MetroTech.............     932,000

  One Pierrepont Plaza......     672,000

  Ten MetroTech Center......     409,000
  Two MetroTech.............     521,000
                              ----------
    Subtotal................
                               2,750,000
                              ----------
TOWER CITY CENTER
  Chase Financial Tower.....     119,000
  M.K. Ferguson Plaza(1)....     482,000

  Skylight Office Tower.....     321,000
  Terminal Tower............     583,000
                              ----------
    Subtotal................
                               1,505,000
                              ----------
MIT
  Clark Building............     122,000
  Jackson Building..........      99,000
  Richards Building.........     126,000
                              ----------
    Subtotal................
                                 347,000
                              ----------
OTHER
  Chagrin Plaza I & II......     116,000
  Emery-Richmond............       5,000
  Halle Building............     379,000

  Liberty Center............     526,000
  San Vicente...............     469,000
  Signature Square I........      79,000
  Signature Square II.......      81,000
  Station Square............     144,000
                              ----------
    Subtotal................
                               1,799,000
                              ----------
Office Buildings at January    6,401,000
                              ==========

---------------

(1) Syndicated. See "Risk Factors -- Potential Liability From Syndicated Properties."

     OFFICE BUILDING TENANT LEASE EXPIRATIONS. Over the next five years, scheduled annual expirations in office leases in place at January 31, 1997 average approximately 7.3% per year of Forest City's total occupied leasable office area, with no single year exceeding 11%. The average remaining term of significant office leases (20,000 square feet or more) is 8.3 years. The following table shows lease expirations for the next ten years at the Company's office buildings, assuming that none of the tenants exercises any of their renewal options.

                                                  PERCENT                       PERCENT
                      NUM. OF       SQ. FT.       OF TOTAL                      OF TOTAL      AVG. BASE
                       LEASES      OF LEASES       LEASED        BASE RENT        BASE       RENT/SQ. FT.
  EXPIRATION YEAR     EXPIRING     EXPIRING(1)    SQ. FT.       EXPIRING(2)     RENT(2)      EXPIRING(3)
--------------------  --------     ---------     ----------     -----------     --------     ------------
1997................     100         349,641          5.7%      $ 3,960,378         5.0%        $17.96
1998................      78         494,080          8.1         5,617,422         7.1          16.43
1999................      57         253,646          4.1         3,756,058         4.8          20.35
2000................      47         627,235         10.3         9,303,522        11.8          22.42
2001................      50         491,060          8.0         7,428,825         9.4          21.86
2002................      32         291,903          4.8         4,423,824         5.6          18.51
2003................      17         339,148          5.6         4,534,350         5.8          26.95
2004................      18         531,177          8.7         7,208,830         9.1          20.17
2005................      11         171,480          2.8         2,462,982         3.1          20.12
2006................       9         114,526          1.9         1,015,449         1.3          21.27
Thereafter..........      19       2,446,481         40.0        29,120,067        37.0          19.53
                         ---       ---------       ------        ----------       -----         ------
     Total..........     438       6,110,377        100.0%      $78,831,707       100.0%        $20.17
                         ===       =========       ======        ==========       =====         ======

---------------

(1) Represents 100% of the office building's leasable area expiring, not Forest City's proportionate share.
(2) Computed at Forest City's proportionate share of annualized base rent. Annualized net base rent equals the contractual base rent for the month ended January 31, 1997, annualized for 12 months, excluding increases in operating expenses and real estate taxes over the base rent.
(3) Represents contractual net annualized base rent per square foot computed at 100%, rather than Forest City's proportionate share.

     PRINCIPAL OFFICE TENANTS. The following table sets forth information concerning each office tenant whose portion of percentage of annualized net office base rent exceeded one percent at January 31, 1997. Together, these tenants represented approximately 48.9% of total office leasable area at January 31, 1997, and approximately 55.4% of total office rental revenue. No single office tenant accounted for more than 14% of total annualized net office base rent revenue for the year ended January 31, 1997.

                                                                 PERCENTAGE OF
                                                                   COMPANY'S                          PERCENTAGE OF
                                                                  ANNUALIZED                            COMPANY'S
                                                                      NET                             TOTAL OFFICE
                                                                  OFFICE BASE          LEASED           LEASABLE
                            TENANT                                  RENT(1)        SQUARE FEET(2)        AREA(3)
---------------------------------------------------------------  -------------     --------------     -------------
U.S. Government................................................       13.8%             544,907             8.5%
Brooklyn Union Gas.............................................        9.0              479,527             7.5
Morgan Stanley & Co., Incorporated.............................        6.2              383,112             6.0
SIAC...........................................................        5.8              328,759             5.1
Federated Investors, Inc. .....................................        3.7              345,266             5.4
Bear, Stearns & Co., Inc. .....................................        3.4              268,086             4.2
City of New York...............................................        2.7              216,000             3.4
Chase Financial Corp. .........................................        1.9              133,176             2.1
Genzyme Corporation............................................        1.8               61,720              .9
Aetna..........................................................        1.6               66,344             1.0
Goldman, Sachs & Co. ..........................................        1.5               76,031             1.2
Ernst & Young, L.L.P. .........................................        1.5               86,956             1.4
Forest City....................................................        1.4               80,934             1.2
Board of Education of the City of New York.....................        1.1               63,128             1.0
                                                                      ----            ---------            ----
    Total......................................................       55.4%           3,133,946            48.9%
                                                                      ====            =========            ====

---------------
(1) Represents Forest City's proportionate share of net annualized office base rent. Annualized net base rent equals the contractual base rent for the month ended January 31, 1997, annualized for 12 months.
(2) Represents 100% of the office leasable square feet, not Forest City's proportionate share.
(3) Represents percentage of square footage in all Company office projects occupied by tenant.

     HOTELS. The Company currently owns five hotels, with a total of 1,530 rooms: the DoubleTree at Liberty Center in Pittsburgh; the Ritz-Carlton and Budgetel in Cleveland, Ohio; the Charleston Marriott in West Virginia; and the DoubleTree at Millender Center in Detroit, Michigan. Average occupancy and room rates were 72% and $100, respectively, in 1996, compared to 69% and $98, respectively, in 1995.

     The following table summarizes the Company's existing hotels.

                                                         DATE OF
                                                        OPENING/           COMPANY
                         NAME                          ACQUISITION       OWNERSHIP(%)            LOCATION       ROOMS
------------------------------------------------------ -----------       ------------       ------------------  -----
Budgetel..............................................    1982               28.4%          Mayfield Hts., OH     102
Charleston Marriott...................................    1983               95.0           Charleston, WV        354
DoubleTree at Liberty Center..........................    1986               50.0           Pittsburgh, PA        616
DoubleTree at Millender Center(1).....................    1985                4.0           Detroit, MI           250
Ritz-Carlton..........................................    1990               95.0           Cleveland, OH         208
                                                                                                                -----
                                                          Hotel Rooms at January 31, 1997 and 1996              1,530
                                                                                                                =====

---------------
(1) Syndicated. See "Risk Factors -- Potential Liability From Syndicated Properties."

RESIDENTIAL GROUP

     The Company's Residential Group develops, acquires, owns, leases and manages residential rental property in 16 states and the District of Columbia. The Company has been engaged in apartment community development for over 50 years, beginning in northeast Ohio, and gradually expanding nationally. Its portfolio includes mature middle-market apartments in geographically attractive suburbs, newer and higher end apartments in unique urban locations and newer apartments in the suburbs. The Residential Group, which focuses on large apartment complexes, does not develop or operate single-family housing or condominium projects.

     The Residential Group's experience in managing its buildings plays a vital role in increasing revenues and the profitability of its portfolio. The Group's management concentrates on increasing the cash flow and long-term value of its existing real estate by seeking to increase rental rates, improving occupancy and reducing operating expenses, as well as employing refinancing strategies and making appropriate capital expenditures for expansion and renovation of these assets when it is economically advantageous.

     The Residential Group contributed 27% of the Company's EBDT in 1996 and constituted 23% of the Company's total assets at January 31, 1997. As of January 31, 1997, the Residential Group owned interests in 114 completed residential communities with 31,441 units, (including 57 projects with 9,402 units in which the Company holds a residual interest only). In addition, at January 31, 1997 the Residential Group had two properties under contract to purchase, and also had eight residential communities in active construction or development. Since 1990, the Residential Group has added 21 properties with 7,997 units to its portfolio, at a total cost to the Company (including properties thereafter syndicated) of $312 million.

     Historically, the Group's apartment portfolio grew primarily through developing and constructing new apartment communities. In recent years, the Residential Group has been able to capitalize on a number of acquisition opportunities as distressed properties in desirable locations became available. In other cases, attractive acquisition possibilities have arisen for existing properties that are in good condition but that present opportunities to increase value by restructuring the financing or repositioning the asset for a different tenant base. Since 1992, the Company has acquired an interest in 12 residential properties with 5,034 units, and currently has two additional properties with 682 units under purchase contract. The Company acquired these projects at a total cost of $138.7 million, or an average cost per unit of $27,500, substantially below the estimated replacement cost. The Company invested $19.7 million of its own equity capital in connection with such acquisitions and, at January 31, 1997, consistent with its financing strategy, had withdrawn $5.7 million of its equity through refinancings or syndication proceeds. These properties generated an Unleveraged Return on Cost of 11.1% at January 31, 1997, at which time occupancy was 92%. Approximately 45% of the total project costs of these properties was financed with tax-exempt bonds.

     In many of its activities, the Residential Group, like the Commercial Group, capitalizes on the Company's experience in working with Federal, state and local government agencies and government financing programs. The Residential Group has developed or acquired 11 projects through the use of tax-exempt loans, and developed or renovated six urban and suburban projects through the use of UDAG or other types of government-subsidized financing and grants. At January 31, 1997, the Residential Group had approximately $243.3 million of tax-exempt financing outstanding(of which the Company's portion was $117.8 million, primarily due to the effects of syndication) and $62.1 million in UDAG or other government subsidized loans (of which the Company's portion was $14.0 million, primarily due to the effects of syndication).

  PROJECTS OPENED/ACQUIRED IN 1996

     In 1996, the Company acquired Emerald Palms, an eight-year old 419-unit complex of townhomes and garden apartments in southwest Dade County, Florida, at a total cost of $21.8 million. This project, which was 97% occupied as of January 31, 1997, was financed by assuming a 7.25%, $17 million fixed-rate mortgage loan, and is projected to produce an Unleveraged Return on Cost of 10.5%.* Also, in 1996, the Company added new phases at four Cleveland-area apartment complexes, including 64 units at the Tam-A-Rac complex in Willoughby, 68 units at the Pebble Creek apartments in Twinsburg, 132 units at the Cherry Tree development in Strongsville and 72 units at the Big Creek development in Parma Heights. At January 31, 1997 these developments were 89%, 98%, 96% and 86% occupied, respectively. The total cost of these new phases was $17.9 million.

     The following table sets forth additional information regarding residential properties opened or acquired in 1996.

                                                                                                     COMPANY'S
                                       DEVELOPED (D)                                    TOTAL COST   SHARE OF
                                            OR              DATE           COMPANY       AT 100%       COST
     PROPERTY           LOCATION       ACQUIRED (A)    OPENED/ACQUIRED   OWNERSHIP(%)   (IN MIL.)    (IN MIL.)   NO. OF UNITS
------------------- -----------------  -------------   ---------------   ------------   ----------   ---------   ------------
Tam-A-Rac(1)....... Willoughby, OH          D               Feb-96             50%        $  3.3       $ 1.7           64
Cherry Tree(1)..... Strongsville, OH        D               Apr-96             50            6.9         3.5          132
Big Creek(1)....... Parma Hts., OH          D               May-96             50            4.3         2.2           72
Emerald Palms...... Miami, FL               A               May-96            100           21.8        21.8          419
Pebble Creek(1).... Twinsburg, OH           D               Sep-96             50            3.4         1.7           68
                                                                                          ------       -----         ----
    Total..........                                                                       $ 39.7       $30.9          755
                                                                                          ======       =====         ====

---------------

(1) Part of a phased construction process.

  UNDER CONSTRUCTION/TO BE ACQUIRED

     The development cycle for the Company's residential projects typically is less than three years from conception to initial occupancy. Accordingly, the Residential Group's project pipeline can increase or decrease significantly over a relatively short timeframe.

     Construction began in 1996 on The Enclave, a 633-unit apartment complex in San Jose, California. The first units of this property are scheduled to open in the fourth quarter of 1997. The total cost of this project is estimated at $74.1 million.** The Enclave, along with a second San Jose project described under "-- Projects Under Development" will address rental housing needs in one of the country's strongest and fastest growing markets. Current occupancy rates in the San Jose rental market exceed 98%.

     Construction will begin in 1997 on The Grand, a 552-unit luxury high rise in Bethesda, Maryland, part of the Washington, D.C. metropolitan area, another fast growing residential market. It is expected that the first units of this $79.1 million project will open in the fall of 1998 and will increase the Company's portfolio in this market to six communities totalling 2,164 units.* Obtaining the entitlements necessary for The Enclave, The Grand and the new San Jose project evidence the Company's ability to work closely with local governments and to capitalize on development opportunities in dynamic urban areas.

---------------

 *This is a forward-looking statement and is based on current facts and expectations. Actual results may vary materially from those projected. In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants" and "-- Competition."

**The statements relating to this project are forward-looking statements and are based on current facts and expectations. The completion of this project involves various risks, including construction delays and cost overruns. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants,"
  "-- Competition" and "-- Partnership Risks," for a more complete discussion of the risks associated with the completion of this project.

     In early 1997, the Residential Group entered a new market with its contract to acquire Pacific Village, a 396-unit garden apartment complex in the Seattle suburb of Bellevue. The Residential Group intends to subsequently renovate and reposition this property at a cost of approximately $5.2 million over a 12 month period.* The Company has also contracted to buy Museum Tower, a 286-unit high-rise in downtown Philadelphia that is located near One Franklintown, another high-rise owned by Forest City. The proximity of these two communities will provide cost savings opportunities in management and service.** The contract purchase prices for Pacific Village and Museum Tower are approximately $16 million and $26 million, respectively.

     Expansion continues at three Cleveland-area residential projects: Big Creek (88 units), Cherry Tree (144 units) and Tam-A-Rac (80 units). These projects, which capitalize on the Company's northeast Ohio property base, are examples of the Company's long-term, phased development programs.

     The total cost of projects under construction or under contract to acquire is estimated to be $216.8 million, of which $178.9 has been, or is expected to be financed, with tax-exempt bonds.***

     The following table sets forth additional information regarding residential properties under construction or to be acquired in 1997.****

                                                                     ESTIMATED                     TOTAL     COMPANY'S
                                                     DEVELOPED(D)     DATE OF                      COST        SHARE
                                                          OR         OPENING/       COMPANY       AT 100%     OF COST      NO.
            PROPERTY              LOCATION            ACQUIRED(A)   ACQUISITION   OWNERSHIP(%)   (IN MIL.)   (IN MIL.)   OF UNITS
--------------------------------  -----------------  -------------  -----------   ------------   ---------   ---------   --------
Big Creek(1)....................  Parma Hts., OH           D           Q2-97            50%       $   5.3      $ 2.7          88
Museum Towers...................  Philadelphia, PA         A           Q2-97            87           25.7       22.4         286
Pacific Village.................  Bellevue, WA             A           Q2-97           100           21.0       21.0         396
Cherry Tree(1)..................  Strongsville, OH         D           Q3-97            50            7.5        3.8         144
Tam-A-Rac(1)....................  Willoughby, OH           D           Q3-97            50            4.1        2.1          80
Enclave(2)......................  San Jose, CA             D           Q4-97             1           74.1        0.7         633
The Grand(2)....................  Bethesda, MD             D           Q3-98            .9           79.1        0.7         552
                                                                                                   ------     ------     -------
   Total........................                                                                  $ 216.8      $53.4       2,179
                                                                                                   ======     ======     =======

---------------
(1) Part of a phased construction process.
(2) Project included in the Company's syndication program. Under this program, the Company maintains a substantial economic interest in the project. See "-- Syndication Activity" and "Risk Factors -- Potential Liability From Syndicated Properties."

---------------

   *The statements with respect to this project are forward-looking statements and are based on current facts and expectations. No assurance can be given that the property will be acquired or that, if acquired, the Company will be able to successfully renovate and reposition this property. See "Risk Factors--Real Estate Development and Investment Risks."

  **The statements with respect to this project are forward-looking statements and are based on current facts and expectations. No assurance can be given that the property will be acquired or that, if acquired, the Company will be able to successfully implement cost saving opportunities. See "Risk Factors--Real Estate Development and Investment Risks."

 ***The statements concerning the Company's development of these projects are forward-looking statements and are based on current facts and expectations. No assurance can be given that any of these projects will be developed or acquired or, if developed or acquired, whether they will be successful. The development and acquisition of these projects is subject to significant risks, including an inability to obtaining financing or government entitlements, cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete description of the risks associated with the development and acquisition of these projects.

****This table presents forward-looking information concerning various projects under construction or subject to purchase contracts and is based on current facts and expectations. The completion or acquisition of these projects is subject to significant risks, including an inability to obtain financing or government entitlements, cost overruns and construction delays. See "Risk Factors--Real Estate Development and Investment Risks," "--Dependence on Rental Income From Real Property," "--Changes in Interest Rates,"
    "-- Tax-Exempt and UDAG Financing," "--Reliance on Major Tenants," "--Competition" and "--Partnership Risks," for a more complete description of the risks associated with the development and acquisition of these projects.

  PROJECTS UNDER DEVELOPMENT

     The Company expects to begin construction on a second San Jose apartment complex with 346 units, at a projected cost of $44.8 million, during the current year. In addition, the Residential Group will continue development at two Cleveland area projects.

     The Company is also increasing its presence in the senior housing industry through new congregate and assisted living communities.

     The Company believes that the nation's aging population provides an area of continued growth in the residential business. The Company's congregate living residences provide amenities to their residents which typically include meals served two times daily, housekeeping, including linen services, 24-hour security, concierge service and transportation to off-site shopping and social activities. In addition, residents have access to on-site retail stores, such as pharmacy and convenience stores and beauty salons. Social directors arrange educational and social programs for residents which include guest speakers from outside of the facility. Financial counseling and exercise programs also are available. Assisted living residences typically provide a higher level of personal care services.

     Through separate joint ventures with Classic Residences by Hyatt and a local Detroit developer, the Company currently owns an interest in three congregate living facilities containing 864 units, with an aggregate occupancy rate of 97%. As a result of the strong performance of these properties, including a 17% gain in net operating income in 1996 versus 1995, the Residential Group is proceeding with development of a third joint venture congregate facility with Classic Residences by Hyatt in the Riverdale section of The Bronx, New York.

     The Residential Group also has entered into a joint venture to develop assisted living communities in the greater New York City metropolitan area. The Company believes that the age and economic status of the area's population provides a favorable base for such projects. The prototype for each building will range from 75 to 100 units with a cost per building of $13 million to $20 million. The Company now controls three sites in Nassau County on Long Island, NY, where it is actively pursuing development of assisted living projects, and anticipates commencing construction on the first site in late 1997 or early 1998. These buildings will take approximately one year to build and one additional year to rent up.*

     The total cost of projects under active development is estimated to be $217.7 million of which $44.8 million is expected to be financed by tax-exempt bonds.**

---------------

  *The statements concerning the Company's development of these projects are forward-looking statements and are based on current facts and expectations. No assurance can be given that any of these projects will be developed or, if developed, whether they will be successful. The development of these projects is subject to significant risks, including an inability to obtaining financing or government entitlements, cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "--Partnership Risks," for a more complete description of the risks associated with the development of these projects.

 **This is a forward-looking statement and is based on current facts and expectations. The development of these projects involves various risks, including an inability to obtain financing or government entitlements, cost overruns and construction delays. See "Risk Factors -- Real Estate and Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and
   "-- Partnership Risks," for a more complete discussion of the risks associated with the Company's development of these projects.

     The following table sets forth additional information regarding residential projects under active development.*

                                                                                                          COMPANY'S
                                              DEVELOPED(D)    ESTIMATED                     TOTAL COST      SHARE
                                                   OR          DATE OF        COMPANY        AT 100%       OF COST        NO.
PROPERTY                 LOCATION              ACQUIRED(A)     OPENING     OWNERSHIP (%)    (IN MIL.)     (IN MIL.)     OF UNITS
-----------------------  ------------------   -------------   ---------    -------------    ----------    ----------    --------
Big Creek..............  Parma Hts., OH             D         1998/1999          50%          $ 21.6        $ 10.8          360
Tam-A-Rac..............  Willoughby, OH             D         1998/1999          50              9.3           4.7          170
Riverdale..............  Bronx, NY                  D              1999          50             40.0          20.0          209
San Jose II(1).........  San Jose, CA               D              1999           1             44.8           0.4          346
Assisted Living........  New York                   D           Various          80            102.0          81.6          600
                         Metropolitan Area
                                                                                              ------        ------        -----
    Total..............                                                                       $217.7        $117.5        1,685
                                                                                              ======        ======        =====

---------------

(1) Project included in the Company's syndication program. Under this program, the Company maintains a substantial economic interest in the project. See "-- Syndication Activity" and "Risk Factors -- Potential Liability From Syndicated Properties."

  EXISTING PORTFOLIO

     The Company's Residential Group consists of 31,441 units in which Forest City has an ownership interest, including 9,402 units of syndicated senior citizen subsidized housing that the Company manages and in which it owns a residual interest. These 9,402 units generated net operating income from fees and cash flow participation of $3.1 million, $2.0 million and $2.1 million, respectively, in 1994, 1995 and 1996, respectively. They also paid management fees of $3.2 million, $3.4 million and $3.6 million in 1994, 1995 and 1996, respectively, to the Company's apartment management division.

     At January 31, 1995, 1996 and 1997, excluding all properties syndicated by the Company, average occupancy at the Company's residential communities remained consistent at 96%, while average comparable rental rates increased at a compound annual rate of 3.9% from 1994 to 1996. During 1994, 1995 and 1996, average comparable operating expenses increased at a compounded annual rate of 2.2%. Comparable Net Operating Income grew 6.0% and 6.7% in 1995 and 1996, respectively, over the prior year.

     Two recently acquired properties were renovated in the past year. The Knolls, located in Orange County, California, reopened following 15 months of renovation. This gated 260-unit townhome complex is currently in lease-up, and is expected to reach stabilization in May of 1997.** The Residential Group received extensive assistance from local authorities, which used public programs to move the existing tenants into other housing to facilitate the renovation, and provided $7.5 million in low cost financing. The 336-unit Vineyards, in Cleveland's Broadview Heights suburb, was also renovated and converted from electric to gas heating at a cost of $1.0 million, significantly reducing the property's operating expenses. The Vineyards had 93% average occupancy during 1996.

     As a long-term owner, the Residential Group has successfully repositioned many of its properties that have been affected by local demographic changes or the aging of the facility. For example, the Midtown Towers located in Parma, Ohio, opened in 1969 as a conventional elevator-midrise apartment project that targeted a mostly senior-citizen tenant base. By 1990, the building's demographics had changed to include a far higher proportion of families with children, in part due to

---------------

 *This table presents forward-looking information concerning various projects under development and is based on current facts and expectations. The completion of these projects is subject to significant risks, including an inability to obtain financing or government entitlements, cost overruns and construction delays. See "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence in Rental Income From Real Property,"
  "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing,"
  "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks," for a more complete description of the risks associated with the development of these projects.

**This is a forward-looking statement and is based on current facts and expectations. No assurance can be given that stabilization will be achieved in May 1997. See "Risk Factors -- Real Estate Development and Investment Risks" and "-- Competition."

changes in Federal housing laws. In response to these changes, during 1993 the Company refinanced the facility and renovated it to appeal to a more stable family-oriented tenant base and has achieved a 93% occupancy rate. Another example of repositioning is the Hamptons, located in Beachwood, Ohio and opened in 1969. Over time, the tenant base aged and vacancies became difficult to fill. Following renovations completed in 1996, the Hamptons was repositioned for a broader tenant base, and has achieved a 94% occupancy rate.

     The Residential Group strives to maintain high occupancy rates while increasing rental rates. One of the ways that this is accomplished is through the addition of amenities that enhance tenant appeal at relatively low cost. In addition to the fitness centers and other recreational facilities, including swimming pools, available at a majority of the Company's apartment communities, the Company provides additional complimentary amenities that meet the needs of its tenants. At the Knolls, Laurels, Midtown Towers and Waterford Village, the Company operates learning centers which provide child care and tutoring services, as well as organized entertainment and athletic activities for children of residents. At the Oaks, One Franklintown, Queenswood and Surfside Towers, the Company provides shuttle bus services to community residents. To increase security, the Company has installed continuously staffed front desks at eight properties. The Lenox Club, Lenox Park and Millender Center also provide concierge services, including travel and entertainment arrangements. These amenities attract new tenants, and the Company believes it is more than able to recover the costs of these complimentary amenities through increased rental and occupancy rates.

     The following is a complete list of the Residential Group's existing communities as of January 31, 1997:

                                                     DATE OF
                                                     OPENING/       COMPANY
                      NAME                          ACQUISITION   OWNERSHIP(%)              LOCATION           UNITS
------------------------------------------------    ----------    ------------       ----------------------    ------
Bayside Village I, II & III.....................    1988-1989          50.0%         San Francisco, CA            862
Big Creek.......................................       1996            50.0          Parma Hts., OH                72
Boot Ranch......................................       1991            50.0          Tampa, FL                    236
Boulevard Towers................................       1969            50.0          Amherst, NY                  402
Camelot.........................................       1967            50.0          Parma, OH                    150
Chapel Hill Towers..............................       1969            50.0          Akron, OH                    402
Cherry Tree.....................................       1996            50.0          Strongsville, OH             132
Chestnut Lake...................................       1969            50.0          Strongsville, OH             789
Clarkwood.......................................       1963            50.0          Warrensville Hts., OH        568
Classic Residence by Hyatt......................       1990            50.0          Chevy Chase, MD              339
Classic Residence by Hyatt......................       1989            50.0          Teaneck, NJ                  221
Copper Creek....................................       1992            20.0          Houston, TX                  300
Deer Run I & II.................................    1987-1989          43.0          Twinsburg, OH                562
Emerald Palms...................................       1996           100.0          Miami, FL                    419
Fenimore Court(1)...............................       1982             0.5          Detroit, MI                  144
Fort Lincoln II.................................       1979            45.0          Washington, D.C.             176
Fort Lincoln III & IV...........................       1981            24.9          Washington, D.C.             306
Granada Gardens.................................       1966            50.0          Warrensville Hts., OH        940
Greenbriar......................................       1992            20.0          Houston, TX                  400
Hamptons........................................       1969            50.0          Beachwood, OH                649
Highlands I & II................................    1988-1990         100.0          Grand Terrace, CA            556
Hunter's Hollow.................................       1990            50.0          Strongsville, OH             208
Independence Place I............................       1976            50.0          Parma Hts., OH               202
Kennedy Lofts(1)................................       1990             0.5          Cambridge, MA                142
Knolls(1).......................................       1995             1.0          Orange, CA                   260
Laurels.........................................       1995           100.0          Justice, IL                  520
Lenox Club(1)...................................       1991             0.5          Arlington, VA                385
Lenox Park(1)...................................       1992             0.5          Silver Spring, MD            406
Liberty Hills...................................    1979-1986          50.0          Solon, OH                    396
Metropolitan....................................       1989           100.0          Los Angeles, CA              270
Midtown Towers..................................       1969            50.0          Parma, OH                    635
Millender Center(1).............................       1985             4.0          Detroit, MI                  339
Noble Towers....................................       1979            50.0          Pittsburgh, PA               133
Oaks............................................       1994           100.0          Bryan, TX                    248
One Franklintown................................       1988           100.0          Philadelphia, PA             335
Palm Villas.....................................       1991           100.0          Henderson, NV                350
Panorama Towers.................................       1978            99.0          Los Angeles, CA              154
Parmatown.......................................    1972-1973         100.0          Parma, OH                    412
Pavilion(1).....................................       1992             0.5          Chicago, IL                1,115
Pebble Creek....................................    1995-1996          50.0          Twinsburg, OH                148
Peppertree......................................       1993           100.0          College Station, TX          208
Pine Ridge Valley...............................    1967-1974          50.0          Willoughby, OH             1,147
Queenswood(1)...................................       1990             0.7          Corona, NY                   296
Regency Towers..................................       1994           100.0          Jackson, NJ                  372
Shippan Avenue..................................       1980           100.0          Stamford, CT                 148
Studio Colony...................................       1986            80.0          Los Angeles, CA              450
Surfside Towers.................................       1970            50.0          Eastlake, OH                 246
Tam-A-Rac I, II & III...........................    1991-1996          50.0          Willoughby, OH               392
Toscana.........................................    1991-1992         100.0          Irvine, CA                   563
Trolley Plaza...................................       1981           100.0          Detroit, MI                  351
Trowbridge......................................       1988            53.3          Southfield, MI               304
Twin Lakes Towers...............................       1966            50.0          Denver, CO                   254
Village Green...................................    1994-1995          25.0          Beachwood, OH                360
Vineyards.......................................       1995           100.0          Broadview Hts., OH           336
Waterford Village(1)............................       1994             1.0          Indianapolis, IN             520
White Acres.....................................       1966            50.0          Richmond Hts., OH            473
Woodforest Glen.................................       1992            20.0          Houston, TX                  336
    Subtotal....................................                                                               22,039
Senior Citizens Apartments(2)...................                                                                9,402
                                                                             Apartments at January 31, 1997    31,441
                                                                             Apartments at January 31, 1996    30,686

---------------
(1) Syndicated. See "-- Syndication Activity" and "Risk Factors -- Potential Liability From Syndicated Properties."
(2) Syndicated, subsidized units in 57 communities in which the Company holds a residual interest only. See "Risk Factors -- Potential Liability From Syndicated Properties."

  SYNDICATION ACTIVITY

     The Company has financed a number of real estate projects through syndication. Syndication is an important part of the Company's strategy to maximize capital. See "Strategy for Growth and Competitive Advantages -- Capital Strategy." In a typical syndication, the Company develops a property, obtains nonrecourse mortgage financing and invests the required equity. Prior to construction, the Company enters into a partnership agreement with the syndication partner, typically a large, sophisticated institutional or corporate investor. The partner usually contributes all or a substantial amount of the equity required for the project, allowing the Company to reduce its equity requirement.

     The syndication partner is allocated the majority of the low income housing tax credits and tax losses associated with the project. The transaction is structured in the form of a limited partnership, with the Company as general partner retaining control of the project. The cash flow rights of the syndication partner consist of a small preferred return on its initial equity and a minor participation in the remaining cash flow. The Company earns a management fee and retains the remaining majority interest in the cash flow and residual value. In 1996, syndicated properties generated $916,000 of operating income. As of January 31, 1997, the Company had received $5.9 million of distributions in excess of its original investment in these projects.

     In the event of a sale, the syndication partner normally receives the return of its initial equity plus a minor participation in the net proceeds. When the property is refinanced, the syndication partner normally receives a minor participation in the net refinancing proceeds.

     The Company believes that syndications effectively represent a form of tax-efficient financing in which the Company may only have a nominal ownership interest but retains the same economic potential as projects structured with more traditional forms of financing.

     The syndication partnerships are not consolidated in the Company's Consolidated Financial Statements. Accordingly, neither the assets nor the mortgage debt relating to these partnerships are reflected on the Company's consolidated balance sheet. Since the Company reports only a nominal ownership in the project, the Company's net cash investment in the projects is reflected as an investment in, and advance to, affiliates. Any cash received from operations is reported as income received.

     If the Company's syndicated properties had not been syndicated, the total assets and mortgage debt included in the Company's consolidated balance sheet at January 31, 1997 would have increased $256 million and $207 million, respectively.

     The Company expects to continue syndicating certain development properties in the future as a means of financing its ownership in them where it is economically appropriate.

     These syndication partnerships typically have required the Company to indemnify, on an after tax basis, the syndication partner against the failure to receive, or the recapture of, allocated tax credits. In addition, the Company has typically been required to indemnify the syndication partner, on an after tax basis, against the failure to receive or the disallowance of the depreciation expense associated with the project. See "Risk Factors -- Potential Liability From Syndicated Properties."

LAND GROUP

     The Company has been in the land business since the 1930's. The Land Group acquires and sells both raw land and developed lots to residential, commercial and industrial customers. The Land Group projects attract national, regional and local builders. The Land Group contributed $2.9 million, $4.2 million and $3.9 million of the Company's EBDT in 1994, 1995 and 1996, respectively, representing 3.6%, 5.1% and 4.3% of total EBDT in those years. At January 31, 1997, the Land Group constituted 3.2% of the Company's total assets and had approximately 5,920 acres of land in inventory.

     Historically, the Land Group's activities focused on land development projects in northeast Ohio. Over time, the Group's activities expanded to larger, more complex projects, and regional expansion into western New York State. In the last ten years, the Group has extended its activities on a national basis, first in Arizona, and more recently in Florida and Nevada.

     The Company has three developments in the fast-growing Southeast/Broward County area of Florida. These developments have a total of 704 acres with a potential of 1,959 additional lots. The Company's highly-successful, Silver Lakes development in Pembroke Pines, Florida, which was built adjacent to former stone quarries that have been converted into lakes, is in its last year of development. The Land Group expects to complete sales of 265 lots in 1997 at this development.* This project, which received a Florida Quality Development award, will include more than 5,116 new homes upon completion. The Land Group's 447 acre Silver Shores project, located adjacent to Silver Lakes, is currently under development and will enable the Company to build on the momentum created by Silver Lakes. The Company also has 56 acres of commercial land under development in this area.

     As part of its strategy to take advantage of the fast-growing Las Vegas metropolitan area, the Company is in the second year of developing Seven Hills, a 1300 acre Rees Jones golf course community development with a total potential for 3,400 lots. The Company currently has six builders on the site and has sold 795 lots as of January 31, 1997. The Company expects the total cost of this project (in which the Company has a 14.6% interest) to be $107.8 million, of which $54.8 million had been expended as of January 31, 1997.**

     In Northeast Ohio, the Land Group currently is engaged in four major development projects as well as over 20 smaller projects. The 905 acre Ethan's Green commenced active development in 1986. Since then, the Company has sold approximately 800 acres, which have been developed with 1,397 single family homes and 562 apartment units. The approximately 105 remaining acres have been supplemented by an additional 134 acres in an adjoining parcel on which construction will start in 1997.***

     The Land Group began its national expansion in Tucson, following the Commercial Group's success in developing a mall and adjacent properties there. The Company anticipates that a first phase of 569 lots for single family homes will start in 1997 at Tangerine Crossing, located north of Tucson.*** This project is comprised of 309 acres owned in fee, with an adjacent 929 acres of state-owned land subject to a commercial holding lease in favor of the Company.

     In 1993, the Company formed Granite Development Partners, L.P. as a vehicle to finance land development. Granite owns 10 properties and a partial interest in two additional properties with an aggregate book value as of January 31, 1997 of $8.8 million. Granite's principal asset is the Seven Hills project. The Company owned 100% of Granite until December 1996, when holders of warrants exercised their rights and acquired 56.25% of Granite. As a result of this reduction in the Company's interest in Granite, the Land Group's assets and indebtedness declined from $120.9 million and $60.5 million, respectively, at January 31, 1996, to $89.0 million and $27.4 million, respectively, at January 31, 1997.

     In addition to the sales activities of the Land Group, the Company also sells land acquired by its Commercial Group and Residential Group adjacent to their respective projects. Proceeds from such

---------------

  *This is a forward-looking statement and is based on current facts and expectations. No assurance can be given that the Land Group will be able to complete these sales. See "Risk Factors -- Information Concerning Forward-Looking Statements."

 **This is a forward-looking statement and is based on current facts and expectations. The actual cost of this project may vary materially from that currently projected. In particular, see "Risk Factors -- Real Estate Development and Investment Risks."

***This is a forward-looking statement and is based on current facts and expectations. No assurance can be given that the Land Group will be able to commence this project in 1997. See "Risk Factors--Real Estate Development and Investment Risks."

land sales are included in the revenues and assets of such Groups. See "-- Commercial Group" and "-- Residential Group."

LUMBER TRADING GROUP

     The Company's original business was selling lumber to homebuilders. The Company expanded this business in 1969 through its acquisition of Forest City Trading Group, Inc., which is a lumber wholesaler to customers in all 50 states and in all Canadian provinces. Through ten strategically located independent trading companies in the United States and Canada, employing 343 traders, Forest City sold the equivalent of seven billion board feet of lumber in 1996, with a gross sales volume of nearly $3 billion, making the Company one of the largest lumber wholesalers in North America. The Lumber Trading Group constituted 8% of the Company's total assets at January 31, 1997, and contributed $2.6 million, $3.0 million, and $5.1 million of the Company's EBDT in 1994, 1995 and 1996, respectively, representing 3.2%, 3.7% and 5.6% of total EBDT in those years.

     The Lumber Trading Group currently has offices in 11 states, the District of Columbia, Vancouver, British Columbia and Toronto, Ontario. The Company opens offices in response to the changing demands of the lumber industry. In 1996, the Lumber Trading Group opened offices in Utah and Texas. The new Houston, Texas office is part of the Lumber Trading Group's strategic initiative to increase its participation in the southern pine market, which is growing in popularity as logging restrictions limit production in the Pacific Northwest.

     The Lumber Trading Group's core business is supplying lumber for new home construction and to the repair and remodeling markets. Approximately 60% of the Lumber Trading Group's sales involve back-to-back trades in which the Company brings together a buyer and seller for an immediate purchase and sale. The balance of transactions are trades in which the Company takes a short-term ownership position and is at risk for lumber market fluctuations.

     The Lumber Trading Group has a program in place to hedge its exposure to lumber prices. While this hedging does not completely eliminate the Lumber Trading Group's exposure to lumber price volatility, the Company believes this hedging, and its other internal controls, are sufficient to effectively manage this risk. See "Risk Factors -- Lumber Prices."

     The Lumber Trading Group seeks to increase income through cost controls, including the use of information services and aggressive control of freight and shipping costs. The Lumber Trading Group has developed state of the art systems for freight management, trader information, cash and credit management and communications, certain of which it sells to others. The Company believes that the Lumber Trading Group's size and technology provide it with a competitive advantage.

                    SELECTED FINANCIAL AND OTHER INFORMATION

     The following selected historical consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements appearing elsewhere in this Prospectus Supplement and incorporated by reference in the accompanying Prospectus. The selected historical consolidated financial data, excluding EBDT and the market price per share of common stock, set forth below with respect to the fiscal years ended January 31, 1993, 1994, 1995, 1996 and 1997 are derived from the Consolidated Financial Statements. The selected historical consolidated financial data, excluding EBDT and the market price per share of common stock, set forth below with respect to the fiscal years ended January 31, 1993 and 1994 are derived from audited consolidated financial statements of the Company not included or incorporated by reference herein or in the accompanying Prospectus. The real estate activity data for the three years ended January 31, 1997 were derived from the Consolidated Financial Statements, appearing elsewhere in this Prospectus Supplement and incorporated by reference in the accompanying Prospectus, and for the seven years ended January 31, 1994, were derived from audited consolidated financial statements of the Company not included or incorporated by reference herein or in the accompanying Prospectus. See the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              YEAR ENDED JANUARY 31,
                                      ----------------------------------------------------------------------
                                         1997           1996           1995           1994           1993
                                      ----------     ----------     ----------     ----------     ----------
                                       (IN THOUSANDS, EXCEPT RATIOS, OUTSTANDING SHARES AND PER SHARE DATA)
OPERATING RESULTS DATA:
  Revenues..........................  $  610,449     $  529,433     $  522,608     $  519,379     $  474,469
  Earnings (loss) before
    extraordinary gain(1)...........  $    9,171     $    6,939     $  (18,533)(2) $    2,212(3)  $   12,687
  Earnings (loss) before
    extraordinary gain per share of
    common stock(4).................  $     0.70     $     0.51     $    (1.37)(2) $   0.16(3)    $     0.94

BALANCE SHEET DATA:
  Total assets -- cost basis........  $2,741,405     $2,631,046     $2,584,734(5)  $2,668,057     $2,625,404
  Long term debt, including mortgage
    debt............................  $1,993,351     $1,945,120     $1,881,917     $2,026,451     $1,972,160
  Shareholders' equity..............  $  191,978     $  189,589     $  185,560     $  145,442     $  143,230
  Shareholders' equity per share of
    common stock(4).................  $    14.64     $    14.18     $    13.76     $    10.78     $    10.62

OTHER SELECTED DATA:
  Earnings before depreciation,
    amortization and deferred taxes
    from operations (EBDT)(1)(6)....  $   90,404     $   82,021     $   81,262     $   80,979     $   77,075
  EBDT per share of common stock for
    the period(4)...................  $     6.87     $     6.08     $     6.03     $     6.00     $     5.71
  Cash dividends per share of common
    stock for the period(4)
    Class A.........................  $     0.27     $     0.17     $     0.13     $     0.00     $     0.00
    Class B.........................  $     0.27     $     0.17     $     0.13     $     0.00     $     0.00
  Market price per share of Class A
    common stock at end of
    period(4).......................  $    41.00     $    22.17     $    20.25     $    26.33     $    17.50
  Market price per share of Class B
    common stock at end of
    period(4).......................  $    40.67     $    22.00     $    20.67     $    28.83     $    17.50
  Weighted average common shares
    outstanding(4)..................  13,155,236     13,480,164     13,487,421     13,487,421     13,487,421
  Number of common shares
    outstanding at end of
    period(4).......................  13,111,976     13,371,921     13,487,421     13,487,421     13,487,421

---------------

(1) Excludes extraordinary gain, net of tax.

(2) The Loss before extraordinary gain and related amounts per common share for the year ended January 31, 1995 were due primarily to the loss on the sale of Park LaBrea Towers, a residential complex containing 2,825 units in Los Angeles, California, of approximately $19,200,000, or $1.42 per common share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) The decrease in earnings before extraordinary gain and related amounts per common share of $10,475,000, or $0.78 per common share, from the year ended January 31, 1993 to the year ended January 31, 1994 was due primarily to the gain on the sale of an interest in South Bay Galleria, less a provision for decline in real estate, in 1992 of approximately $17,400,000, or $1.29 per common share.

(4) Adjusted for three-for-two stock split, in the form of a stock dividend, effective February 17, 1997.

(5) The decrease in Total assets -- cost basis was due to the sale of Park LaBrea Towers, partially offset by an increase in other real estate costs.

(6) Earnings before depreciation, amortization and deferred taxes consists of net earnings (loss), excluding the provision for decline in real estate and gain (loss) on disposition of properties, net of tax, before deducting the non-cash charges from rental properties for depreciation and amortization and deferred taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- EBDT."

                   FOREST CITY RENTAL PROPERTIES CORPORATION

                            REAL ESTATE ACTIVITY(1)

                                                                         JANUARY 31,
                                  ------------------------------------------------------------------------------------------
                                     1997            1996            1995            1994            1993            1992
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                                                        (IN THOUSANDS)
TOTAL REAL ESTATE -- END OF
  YEAR
 Completed rental properties,
   before depreciation.........   $2,227,859      $2,085,284      $1,995,629(2)   $2,101,528      $2,045,946      $1,878,394
 Projects under development....      215,960         246,240         230,802         214,111         188,187         316,771
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                   2,443,819       2,331,524       2,226,431       2,315,639       2,234,133       2,195,165
 Accumulated depreciation......     (387,733)       (338,216)       (293,465)       (272,518)       (232,905)       (193,683)
                                  ----------      ----------      ----------      ----------      ----------      ----------
   Rental properties, net of
     depreciation..............   $2,056,086      $1,993,308      $1,932,966      $2,043,121      $2,001,228      $2,001,482
                                  ==========      ==========      ==========      ==========      ==========      ==========
ACTIVITY DURING THE YEAR
 Completed rental properties
   Additions...................   $  160,690      $   89,028      $   77,265      $   50,384      $  200,440      $  279,319
   Acquisitions................       22,264          28,587          32,811           5,198              --              --
   Dispositions................      (40,379)        (27,960)       (215,975)(2)          --         (32,888)         (1,201)
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                  $  142,575      $   89,655      $ (105,899)     $   55,582      $  167,552      $  278,118
                                  ----------      ----------      ----------      ----------      ----------      ----------
 Projects under development
   New development.............       98,403          58,798          49,585          54,317          39,045         199,346
   Transferred to completed
     rental properties.........     (128,683)        (43,360)        (32,894)        (28,393)       (167,629)       (267,617)
                                  ----------      ----------      ----------      ----------      ----------      ----------
                                  $  (30,280)     $   15,438      $   16,691      $   25,924      $ (128,584)     $  (68,271)
                                  ----------      ----------      ----------      ----------      ----------      ----------
INCREASE (DECREASE) IN RENTAL
 PROPERTIES, AT COST...........   $  112,295      $  105,093      $  (89,208)(2)  $   81,506      $   38,968      $  209,847
                                  ==========      ==========      ==========      ==========      ==========      ==========

                                    1991            1990            1989            1988
                                 ----------      ----------      ----------      ----------
                                                        (IN THOUSANDS)
TOTAL REAL ESTATE -- END OF
  YEAR
 Completed rental properties,
   before depreciation.........  $1,600,276      $1,145,591      $1,003,795      $  808,643
 Projects under development....     385,042         451,211         203,563         216,070
                                 ----------      ----------      ----------      ----------
                                  1,985,318       1,596,802       1,207,358       1,024,713
 Accumulated depreciation......    (160,616)       (136,192)       (113,004)       (100,434)
                                 ----------      ----------      ----------      ----------
   Rental properties, net of
     depreciation..............  $1,824,702      $1,460,610      $1,094,354      $  924,279
                                 ==========      ==========      ==========      ==========
ACTIVITY DURING THE YEAR
 Completed rental properties
   Additions...................  $  462,796      $  147,546      $  213,130      $   54,089
   Acquisitions................      28,143              --              --           7,757
   Dispositions................     (36,254)         (5,750)        (17,978)         (2,716)
                                 ----------      ----------      ----------      ----------
                                 $  454,685      $  141,796      $  195,152      $   59,130
                                 ----------      ----------      ----------      ----------
 Projects under development
   New development.............     387,582         363,448         183,721         169,974
   Transferred to completed
     rental properties.........    (453,751)       (115,800)       (196,228)        (44,539)
                                 ----------      ----------      ----------      ----------
                                 $  (66,169)     $  247,648      $  (12,507)     $  125,435
                                 ----------      ----------      ----------      ----------
INCREASE (DECREASE) IN RENTAL
 PROPERTIES, AT COST...........  $  388,516      $  389,444      $  182,645      $  184,565
                                 ==========      ==========      ==========      ==========


---------------

(1) The table includes real estate activity for Forest City Rental Properties Corporation only, and does not include the real estate activity relating to the Company's Land Group. See Note M to Consolidated Financial Statements.

(2) Reflects the sale of Park LaBrea Towers, a residential complex containing 2,825 units in Los Angeles, California. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company develops, acquires, owns and manages commercial and residential real estate properties in 20 states and the District of Columbia. The Company owns a portfolio that is diversified both geographically and by property types and operates through four principal business groups: Commercial Group, Residential Group, Land Group and the Lumber Trading Group.

     The Company uses an additional measure, along with net earnings (loss), to report its operating results. This measure, referred to as Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), is not a measure of operating results or cash flows from operations as defined by generally accepted accounting principles. However, the Company believes that EBDT provides additional information about its operations and, along with net earnings (loss), is necessary to understand its operating results. The Company believes that EBDT is also an indicator of the Company's ability to generate cash to meet its funding requirements. EBDT is defined and discussed in detail under "-- Results of Operations-- EBDT."

     The Company's EBDT grew by 10.2% (or 13.0% per share) in 1996 to $90,404,000, or $6.87 per share of common stock, from $82,021,000, or $6.08 per share of common stock in 1995. This increase in EBDT was primarily the result of the addition of new retail properties, improved operating results from the Company's existing portfolio, acquisition of apartment projects, sales of land by the Commercial and Land Groups, strong lumber trading activity and favorable interest rates. EBDT grew by 0.9% (or 1.0% per share) in 1995 from $81,262,000, or $6.03 per share of common stock in 1994, with the positive impact of new project openings offset by the effect of the disposition of Park LaBrea Towers, a 2,825-unit apartment community in Los Angeles, California.

RESULTS OF OPERATIONS

     The Company reports its results of operations by each of its four principal business groups as it believes such reporting provides the most meaningful understanding of the Company's financial performance.

     The major components of EBDT are Revenues, Operating Expenses and Interest Expense, each of which is discussed below. Net Operating Income ("NOI") is defined as Revenues less Operating Expenses. See Note I to the Consolidated Financial Statements and information in the table "Three Year Summary of Earnings Before Depreciation, Amortization and Deferred Taxes" at the end of this section.

  NET OPERATING INCOME FROM REAL ESTATE OPERATIONS

     NOI from the combined Commercial Group and Residential Group for 1996 was $196,456,000 compared to $199,651,000 in 1995, a 1.6% decrease. NOI in 1996 and
1995 was affected by the following items, which the Company believes are non-recurring: (1) an increase of $5,863,000 in development expenses in 1996 over 1995, which includes write-offs of abandoned projects in excess of normal levels and (2) a decrease of $6,565,000 in the EBDT resulting from an unusually low cost basis in the land sold in 1995 (on comparable sales revenues) compared to 1996. See "-- Commercial Group -- Operating and Interest Expenses." Adjusting for these items, NOI would have been $202,319,000 and $193,086,000 for 1996 and 1995, respectively, a 4.8% increase. Comparable NOI (for properties in operation throughout both periods) increased 2.5% from 1995 to 1996 and 6.1% from 1994 to 1995. Eliminating asset dispositions and the non-recurring development expenses discussed above, and including the expected NOI during the initial twelve months after stabilization for the 11 properties that were opened or acquired in 1996 and annualizing the ground rent received in 1996 from a project under construction, would result in total NOI of approximately $209,964,000.*

  COMMERCIAL GROUP

     REVENUES. Revenues of the Commercial Group increased by $15,593,000 (or 5.3%) to $309,834,000 in 1996 from $294,241,000 in 1995. This increase was primarily the result of the opening of the Galleria at Sunset in Henderson, Nevada ($5,578,000), improved performance from existing properties ($6,412,000) and the benefit of a full year of operating results from properties that opened in 1995 ($5,403,000). These increases were offset by a reduction in revenues due to the dispositions of Beachwood Place ($786,000) and Victor Village ($438,000) (see "-- Other Transactions -- Gain (Loss) on Disposition of Properties") and the loss of revenue from ten leases rejected by Handy Andy which went bankrupt in 1996 ($1,109,000).

     Revenues of the Commercial Group in 1995 increased by $35,275,000 (or 13.6%) from $258,966,000 in 1994. This increase was primarily attributable to the sale of a five acre parcel of land at Tower City Center in Cleveland, Ohio to the Federal government ($18,300,000) and outlot sales in Henderson, Nevada ($1,708,000). In addition, 1995 revenues increased from the openings in 1995 of Eleven MetroTech ($3,200,000) and Flatbush Avenue ($1,200,000), and from a full year of operations at Station Square in Pittsburgh, Pennsylvania ($1,268,000). Lastly, the Company acquired an additional 31% interest in Liberty Center, a mixed-use property in Pittsburgh ($8,800,000). In 1994, commercial outlot sales of $7,176,000 were recorded in the Land Group. Commercial outlot sales have been recorded in the Commercial Group since 1995.

     OPERATING AND INTEREST EXPENSES. In 1996, operating and interest expenses for the Commercial Group increased $22,126,000 and $2,103,000 (or 15.1% and 2.4%), respectively, over 1995 to $168,466,000 and $88,149,000, respectively.
The increase in operating expenses was primarily attributable to the decrease in the EBDT ($6,565,000) resulting from an unusually low cost basis in the land sold in 1995 (on comparable sales revenues), increased development expenses ($5,726,000) and the opening of new properties ($5,089,000). At January 31, 1997, the Company's property level expenses for properties open since 1994 had increased at a compounded annual rate of only 0.1%, reflecting the Company's emphasis on controlling costs. The increase in interest expense was attributable to the financing of new properties.

     Operating and interest expenses increased $8,757,000 and $19,015,000 in 1995 (or 6.4% and 28.4%), respectively, from $137,583,000 and $67,031,000, respectively, in 1994. The increase in operating expense was primarily the result of the acquisition of Station Square and an additional 31% interest in Liberty Center ($6,475,000) and the opening of new properties in New York ($1,491,000). The increase in interest expense was due to the financing of new properties ($1,804,000), the acquisition of Station Square, the additional 31% interest in Liberty Center and the additional 50% interest in Ballston Common ($6,733,000), higher outstanding principal balances on nonrecourse mortgages resulting from refinancings to fund development projects ($4,420,000) and an increase in interest rates ($6,094,000).

     NET OPERATING INCOME. Commercial Group NOI for 1996 was $141,368,000, compared to $147,901,000 in 1995, a 4.4% decrease. NOI increased 0.9% from 1995 to 1996 for Commercial Group properties in operation throughout both years and 6.2% from 1994 to 1995 for Commercial Group properties in operation throughout both years. Adjusting for the items discussed above under "-- Net Operating Income from Real Estate Operations," Commercial Group NOI would be

---------------

*This is a forward-looking statement and is based on current facts and expectations. Actual results may vary materially from those projected. In addition, construction remains to be completed at the Marketplace at Riverpark, Atlantic Center and the Showcase, and completion of these projects is subject to various development risks, including cost overruns and construction delays. In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks."

$147,094,000 and $141,336,000 for 1996 and 1995 respectively, a 4.1% increase.
Eliminating asset dispositions and the items discussed above under "-- Net Operating Income from Real Estate Operations," and including the expected NOI during the initial twelve months after stabilization for the six Commercial Group properties that were opened or acquired in 1996 and annualizing the ground rent received in 1996 from a Commercial Group project under construction, would result in total NOI of approximately $157,861,000.*

  RESIDENTIAL GROUP

     REVENUES. Revenues for the Residential Group increased by $10,776,000 (or 10.2%) to $116,525,000 in 1996, from $105,749,000 in 1995. This increase reflected a full year of performance from the 1995 acquisitions of Laurels, a 520-unit apartment complex in Justice, Illinois ($2,701,000), and the Vineyards, a 336-unit apartment community in Cleveland, Ohio ($1,887,000). Revenues in 1996 were also favorably impacted by the addition of 336 units added to four developments in Cleveland ($874,000) and the acquisition of Emerald Palms, a 419-unit apartment community in Miami, Florida ($2,563,000). Average monthly rental rates increased in 1996, generating an additional $3,240,000 in annual revenues over 1995. Average occupancy in 1996 remained at 96%, consistent with the 1995 level. These revenue increases were offset, in part, by the disposition of Vineyard Village, a 152-unit apartment building in Ontario, California ($1,079,000).

     Revenues for the Residential Group in 1995 decreased by $22,375,000 (or 17.5%) from $128,124,000 in 1994. Excluding the revenues of Park LaBrea Towers, which was sold in 1994 (see "-- Other Transactions -- Gain (Loss) on Disposition of Properties"), revenues increased by $5,796,000 (or 5.8%). This increase reflected a full year of operations at Regency Towers, a 372-unit apartment community in Jackson, New Jersey, and Oaks, a 248-unit apartment complex in Bryan, Texas ($3,200,000). Average monthly rental rates increased in 1995, generating an additional $2,868,000 in annual revenues over 1994. Average occupancy in 1995 remained at 96%, the same level as in 1994.

     OPERATING AND INTEREST EXPENSES. Operating and interest expenses for the Residential Group increased by $7,438,000 and $2,420,000 (or 13.8% and 7.9%), respectively, to $61,437,000 and $32,947,000, respectively, in 1996 from $53,999,000 and $30,527,000, respectively, in 1995. The majority of the increase in operating and interest expense reflected the expenses and debt service associated with the addition of Laurels, the Vineyards and 336 new units at existing properties in Cleveland, Ohio discussed above. During fiscal years ended January 31, 1995, 1996 and 1997, average comparable operating expenses increased at a compounded annual rate of 2.2%.

     Operating and interest expenses in 1995 decreased by $15,466,000 and $6,166,000 (or 22.3% and 16.8%), respectively, from $69,465,000 and $36,693,000, respectively, in 1994. Excluding Park LaBrea Towers, which was sold in 1994, operating and interest expenses increased by $1,449,000 and $6,386,000 (or 2.8% and 26.5%), respectively, from $52,550,000 and $24,141,000, respectively, in 1994. The increase in operating and interest expenses was primarily due to the full year of operations for Regency Towers and Oaks, which were acquired in 1994 and the 1995 acquisition of Laurels. In addition, interest expense in 1995 was also affected by increased interest rates.

     NET OPERATING INCOME. Residential Group NOI for 1996 was $55,088,000, compared to $51,750,000 in 1995, a 6.5% increase. NOI increased 6.7% from 1995 to 1996 for Residential Group

---------------

*This is a forward-looking statement and is based on current facts and expectations. Actual results may vary materially from those projected. In addition, construction remains to be completed at the Marketplace at Riverpark, Atlantic Center and the Showcase, and completion of these projects is subject to various development risks, including cost overruns and construction delays. In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing," "-- Reliance on Major Tenants," "-- Competition" and "-- Partnership Risks."

properties in operation throughout both years and 6.0% from 1994 to 1995 for Residential Group properties in operation throughout both years. Eliminating asset dispositions and including the expected NOI during the initial twelve months after stabilization for the five Residential Group properties that were opened or acquired in 1996, would result in total NOI of approximately $52,103,000.*

  LAND GROUP

     REVENUES. Revenues for the Land Group increased by $10,999,000 (or 25.6%) in 1996, from $42,889,000 in 1995 to $53,888,000 in 1996. This increase reflected income from the sale of a parcel of land in Miami, Florida ($9,029,000) and increased sales at the Company's Silver Lakes development in Fort Lauderdale, Florida ($2,343,000). Revenues decreased by $6,005,000 (or 12.3%) in 1995 from $48,894,000 in 1994. The decrease was primarily the result of two large commercial outlot sales in 1994 totaling $7,176,000. Commercial outlot sales have been recorded in the Commercial Group since 1995.

     OPERATING AND INTEREST EXPENSES. Operating expenses increased by $9,966,000 and interest expense decreased by $1,151,000 (or 32.0% and 14.5%), respectively, to $41,068,000 and $6,813,000, respectively, in 1996 from $31,102,000 and $7,964,000, respectively, in 1995. Operating expenses decreased by $7,262,000 and interest expense increased $724,000 (or 18.9% and 10.0%), respectively, in 1995 from $38,364,000 and $7,240,000, respectively, in 1994. The fluctuation in operating expenses primarily reflected the sales volume in each year. The decrease in interest expense in 1996 compared to 1995 resulted from a reduction in interest-bearing debt. The increase in interest expense in 1995 compared to 1994 was primarily due to the financing of new land acquisitions.

  LUMBER TRADING GROUP

     REVENUES. Revenues of the Lumber Trading Group increased by $43,398,000 (or 53.5%) from $81,093,000 in 1995 to $124,491,000 in 1996. Of this increase,
$26,708,000 reflected the consolidation of the revenues of Forest City/Babin, a wholesaler of major appliances, cabinets and hardware to housing contractors, for the first time. At the end of 1995, the Company acquired the remaining 50% interest in Forest City/Babin and now consolidates this wholly owned subsidiary. The Company previously accounted for its 50% interest in Forest City/Babin using the equity method. The remaining increase was primarily due to an increase in the Lumber Trading Group's margins as a result of increased housing starts. Revenues of the Lumber Trading Group in 1995 were relatively flat compared to 1994.

     OPERATING AND INTEREST EXPENSES. Operating and interest expenses in the Lumber Trading Group increased in 1996 by $40,170,000 and $88,000 (or 57.2% and 1.7%), respectively, from $70,189,000 and $5,078,000, respectively, in 1995. A significant portion of this increase ($25,844,000 and $572,000 in operating and interest expenses, respectively), was the result of the Forest City/Babin acquisition described above. The remaining $14,326,000 increase in operating expenses reflected the increase in variable expenses due to increased sales volume. The remaining $484,000 decrease in interest expense was the result of reduced inventory and a reduced rate of interest on the Lumber Trading Group's lines of credit. Operating and interest expenses were flat in 1995 compared to 1994.

  CORPORATE ACTIVITIES

     REVENUES. Revenues of the Corporate Activities increased $250,000 (or 4.6%) in 1996 to $5,711,000 from $5,461,000 in 1995. Corporate Activities revenues decreased $573,000 (or 9.5%) in 1995 from $6,034,000 in 1994. Corporate Activities revenues consist primarily of interest income

---------------

*This is a forward-looking statement and is based on current facts and expectations. Actual results may vary materially from those projected. In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing" "-- Reliance on Major Tenants," and "-- Competition."

on advances made by the Company on behalf of its partners, and vary from year to year depending on interest rates and the amount of advances outstanding.

     OPERATING AND INTEREST EXPENSES. Operating expenses increased $2,375,000 (or 37.4%) in 1996 to $8,723,000 from $6,348,000 in 1995, primarily due to a favorable adjustment of $1,247,000 for a self-insurance accrual in 1995 that did not recur in 1996 and increased general corporate expenses in 1996. Operating expenses decreased $3,288,000 (or 34.1%) in 1995 from $9,636,000 in 1994. This decrease was primarily the result of the favorable insurance adjustment noted above and certain asset management costs that were charged to Corporate Activities in 1994 and prior years. Beginning in 1995, these asset management costs were being reported by each principal business group as part of its operating expenses. Interest expense, which consists primarily of interest expense on the Term Loan and Revolving Credit Facility that had not been allocated to a principal business group, remained essentially flat for 1996, 1995, and 1994.

  OTHER TRANSACTIONS

     PROVISION FOR DECLINE IN REAL ESTATE. The Company's provision for decline in real estate totaled $12,263,000, $9,581,000 and $10,133,000, in 1996, 1995
and 1994, respectively. In 1996, the Company entered into a joint venture agreement with MGM to develop a casino/retail project which substantially changed the scope of the Company's original development of the project. The 1996 provision for decline in real estate includes $5,104,000 of development costs incurred by the Company which management determined to write-off as a result of the change in scope of the project. In addition, the Company recorded a provision for decline in real estate relating to the land acquired for The Enclave, a 633-unit apartment complex in San Jose, California. This provision for decline in real estate resulted from an adjustment of $5,583,000 to write down the land to its fair market value. The 1995 provision primarily reflected the write-off of development costs of $7,242,000 associated with future phases of Toscana, a 563-unit apartment complex in Irvine, California discussed below under "-- Recent Developments," based on management's determination that the Company would not pursue future development. Also in 1995, the provision for decline in real estate included an adjustment of $1,404,000 relating to the write down of parcels of land to fair market value which were originally acquired for the Enclave project and deeded back to the original land owner. The 1994 provision reflected an adjustment to fair market value of Laurel Plaza, a Los Angeles, California shopping center which was sold in 1995.

     GAIN (LOSS) ON DISPOSITION OF PROPERTIES. The gain (loss) on disposition of properties totaled a gain of $17,574,000, a loss of $754,000 and a loss of $30,835,000, respectively, in 1996, 1995 and 1994. The 1996 gain primarily reflects the disposition of the Company's 18.63% interest in Beachwood Place, a regional shopping center in Cleveland, Ohio ($17,788,000) and the disposition of Victor Village, a California strip shopping center ($499,000). The 1995 loss was primarily the result of the disposition of Vineyard Village, as described above, ($650,000). The 1994 loss is primarily the result of the disposition of Park LaBrea Towers, as described above.

     EXTRAORDINARY GAIN. Extraordinary gain, net of tax, totaled $2,900,000, $1,847,000 and $60,449,000, respectively, in 1996, 1995 and 1994 representing extinguishment of nonrecourse debt and related accrued interest relating to The Enclave and the Clark Building in Cambridge, Massachusetts in 1996, to Liberty Center in 1995, and to Park LaBrea Towers in 1994. See Note N to the Company's Consolidated Financial Statements.

     INCOME TAXES. Income tax expense (benefit) totaled $12,951,000, $10,623,000 and ($5,964,000), respectively in 1996, 1995 and 1994. At January
31, 1997, the Company had a tax net operating loss carryforward ("NOL") of $88,868,000 (generated primarily over time in the ordinary course of business from the significant impact of depreciation expense from real estate properties on the Company's net earnings) which will expire in the years ending January 31, 2005 through January 31, 2011 and general business credit carryovers of $3,601,000 which will expire in the years ending January 31, 2003 through January 31, 2011. The Company's policy is to utilize its NOL before it expires and will consider a variety of strategies to implement that policy. Federal, state and local income taxes paid (refunded) totaled $830,000, ($888,000) and $3,244,000 in 1996, 1995 and 1994,
respectively. In 1996, the Company paid no regular Federal corporate income tax and paid $570,000 in Federal alternative minimum tax.

     NET EARNINGS. In 1996, the Company's net earnings grew to $12,071,000, or $.92 per share of common stock, from $8,786,000, or $.65 per share of common stock in 1995. Excluding the 1994 Park LaBrea Towers transaction discussed under "-- Other Transactions -- Gain (Loss) on Disposition of Properties," net earnings in 1995 increased from 1994 net earnings of $4,635,000, or $0.34 per share of common stock.

     EBDT. The Company defines Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT") as net earnings from operations before depreciation, amortization and deferred taxes on income, and excludes provision for decline in real estate, gain (loss) on disposition of properties and extraordinary gains. The Company excludes depreciation and amortization expense from EBDT because they are non-cash items and the Company believes the values of its properties have appreciated over time in excess of their original cost. Deferred income taxes are excluded because they are a non-cash item. Payment of current income taxes has not been historically significant and is not expected to be significant in the foreseeable future. The provision for the decline in real estate is excluded from EBDT because it is typically a non-cash item that varies from year to year based on factors unrelated to the Company's overall financial performance. The Company excludes gain (loss) on the disposition of properties from EBDT because it develops and acquires properties for long-term investment, as opposed to short-term trading gains. As a result, the Company views dispositions of properties other than commercial outlots or land held by the Land Group as nonrecurring items. Extraordinary gains are generally the result of the restructuring of nonrecourse debt obligations and are not considered to be a component of the Company's operating results.

RECENT DEVELOPMENTS

     During February 1997, the Company settled litigation with the original land owner of Toscana, a 563-unit apartment complex in Irvine, California, and sold the project back to the original land owner. As a result, the Company had litigation settlement proceeds of $15,000,000 (the after-tax amount of which will be included in EBDT for the first quarter of fiscal 1997); a pre-tax loss on disposition of the property of $35,505,000; and a pre-tax extraordinary gain of $18,272,000 related to the extinguishment of a portion of the nonrecourse mortgage debt. The net result of these transactions to the Company was a pre-tax loss of $2,233,000. Revenues, operating expenses, interest expense and asset cost for 1996 related to Toscana were $7,218,000, $2,791,000, $4,097,000 and
$78,271,000, respectively.

FINANCIAL CONDITION AND LIQUIDITY

     The Company believes that its sources of liquidity and capital are adequate to meet its needs in the foreseeable future.* The Company's principal sources of funds are cash provided by operations, the Revolving Credit Facility and refinancings of existing properties. The Company's principal use of funds are the financing of new developments, capital expenditures and payments on nonrecourse mortgage debt on real estate.

     The Lumber Trading Group is financed separately from the rest of the Company's principal business groups, and the financing obligations of the Lumber Trading Group are nonrecourse to the Company. Accordingly, the liquidity of the Lumber Trading Group is discussed separately below under "-- Lumber Trading Group Liquidity."

---------------

 *This is a forward-looking statement and is based on current facts and expectations. See "Risk Factors -- Information Concerning Forward-Looking Statements."

  1996 AND 1995 MORTGAGE REFINANCINGS

     In 1996, the Company refinanced $482,428,000 of mortgage indebtedness with $525,370,000 of new nonrecourse mortgage indebtedness. In 1995, the Company refinanced $361,421,000 of mortgage indebtedness with $366,842,000 of new nonrecourse mortgage indebtedness.

     OUTLOOK FOR 1997. As of January 31, 1997, the Company had $288,915,000 million of nonrecourse mortgage indebtedness due and payable in 1997. Of this amount, as of March 31, 1997, the Company had already refinanced $40,000,000 and discharged $67,800,000 with proceeds from the sale of Toscana (see "-- Recent Developments"). The Company anticipates that the remaining $181,115,000 of mortgage indebtedness will either be refinanced with new nonrecourse mortgage indebtedness or extended.*

  LONG-TERM DEBT

     At January 31, 1997, the Company had recourse debt of $93,000,000 outstanding, comprised of $45,000,000 under a $70,000,000 Term Loan maturing July 1, 2001 and $48,000,000 under an $80,000,000 Revolving Credit Facility maturing July 25, 1998. The Company is required to make quarterly principal payments of $2,500,000 under the Term Loan. The Company has entered into an interest rate swap agreement to fix $87,000,000 of the Term Loan and Revolving Credit Facility for the period February 1, 1997 through February 1, 1998. The Term Loan and Revolving Credit Facility and the Company's Guaranty require FCRPC and the Company to maintain certain levels of cash flow and require the Company to maintain a specified level of net worth and restrict the payment of dividends by the Company to $10,000,000 per year. At March 31, 1997, the Company had $15,000,000 of borrowings available under the Revolving Credit Facility, which is the Company's principal source of temporary borrowings.

  INTEREST RATE EXPOSURE

     At January 31, 1997, the Company had $994,957,000 in fixed-rate and $903,471,000 in variable-rate nonrecourse mortgages outstanding, with a weighted average interest rate of 7.25%. At January 31, 1997, the Company's fixed-rate debt carried a weighted average interest rate of 7.96%. Its weighted average variable-rate taxable interest rate was 7.38%. Of the variable-rate debt, $134,302,000 are tax-exempt financings which carried a weighted average interest rate of 4.38% at January 31, 1997. Its weighted average interest rate on UDAG loans and other government subsidized financing was 2.60%. The Company generally does not hedge tax-exempt debt because of the low base rate on this type of financing. With respect to taxable variable-rate debt, the Company generally attempts to obtain interest rate protection for such debt with a maturity in excess of one year. Of the $769,169,000 in taxable variable-rate debt outstanding at February 1, 1997, $330,385,000 was protected by interest rate swaps with a weighted average rate of 7.79% and an average remaining term of 2.3 years, effectively reducing the Company's interest rate exposure from the taxable variable-rate debt to $438,784,000. In addition, $40,969,000 of variable-rate debt was protected by interest rate caps, of which $19,139,000 extends for more than one year.

     At January 31, 1997, a 100 basis point increase in taxable interest rates would have increased the pre-tax interest cost of the Company's taxable variable-rate debt by approximately $4.4 million. Although tax-exempt interest rates generally increase in an amount that is smaller than corresponding changes in taxable interest rates, a 100 basis point increase in tax-exempt interest rates would have increased the pre-tax interest cost of the Company's tax-exempt variable-rate debt by approximately $1.3 million.

---------------

*This is a forward-looking statement and is based on current facts and expectations. No assurance can be given that the Company will be able to refinance or extend this indebtedness. See "Risk Factors -- Information Concerning Forward- Looking Statements." In particular, see "Risk
 Factors -- Real Estate Development and Investment Risks," "-- Dependence on Rental Income From Real Property," "-- High Leverage; Credit Facility Covenants," "-- Changes in Interest Rates," "-- Tax-Exempt and UDAG Financing" and "-- Reliance on Major Tenants."

  LUMBER TRADING GROUP LIQUIDITY

     The Lumber Trading Group is separately financed with two lines of credit and an accounts receivable sale program, which are not recourse to the Company.

     The Lumber Trading Group has in place two lines of credit totaling $46,000,000. These credit lines are secured by the assets of the Lumber Trading Group, and are used by the Lumber Trading Group to finance its working capital needs. At January 31, 1997, the Lumber Trading Group had $26,554,000 of available credit under these facilities.

     The Lumber Trading Group also has sold an undivided ownership interest in a pool of accounts receivable of up to a maximum of $90,000,000. The Lumber Trading Group uses this program to finance its working capital needs. At January 31, 1997, $34,000,000 had been sold under this accounts receivable program.

     The Company believes that the amounts available under these credit facilities, together with the accounts receivable sale program, will be sufficient to meet the Lumber Trading Group's liquidity needs in 1997.

  CASH FLOWS

     Net cash provided by operating activities was $62,227,000, $72,509,000 and $132,305,000 in 1996, 1995 and 1994, respectively. The decrease in cash provided by operating activities in 1996 from 1995 is primarily the result of an increase in inventories for the Lumber Trading Group ($5,346,000), a decrease in deferred profit on contract sales ($6,484,000) and an increase in interest paid ($2,545,000), offset in part by an increase in rents and other revenues received. The decrease in cash provided by operating activities in 1995 from 1994 was primarily due to an increase in interest paid ($13,436,000), the increase in other assets for lease procurement costs and restricted cash ($18,721,000) and 1994 activity which did not recur in 1995: (1) the decrease in inventories for the Lumber Trading Group ($26,456,000), and (2) the increase in accounts payable and accrued expenses for the Land Group ($6,703,000). The additional increases in operating expenses in 1996 and 1995 were offset by rents and other revenues received during those years.

     Net cash used in investing activities totaled $134,903,000, $112,848,000 and $132,305,000 in 1996, 1995 and 1994, respectively. Capital expenditures, other than development and acquisition activities, totaled $32,007,000 (including both recurring and investment capital expenditures) in 1996 and were financed primarily with cash provided by operating activities. In 1996, net cash used in investing activities reflected the Company's use of $120,667,000 of funds for acquisition and development activities, which were financed with $117,202,000 in new mortgage indebtedness (see below for discussion of Cash Flows from Financing Activities) and the remainder from cash provided by operating activities. Net cash used in investing activities in 1996 also includes the gross proceeds from the dispositions of Beachwood Place ($15,427,000) and Victor Village ($10,613,000).

     Capital expenditures, other than development and acquisition activities, totaled $29,954,000 (including both recurring and investment capital expenditures) in 1995 and were financed primarily with cash provided by operating activities. In 1995, the Company used $87,385,000 of funds for acquisition and development activities, which were financed with $68,146,000 in new mortgage indebtedness (see below for discussion of Cash Flows from Financing Activities), and the remainder from cash provided by operating activities. Net cash used in investing activities in 1995 also includes proceeds from the dispositions of Vineyard Village($7,450,000) and Laurel Plaza ($8,500,000) for $15,950,000.

     In 1994, capital expenditures, other than development and acquisition activities, totaled $39,206,000 (including both recurring and investment capital expenditures) and were financed primarily with cash provided by operating activities. The Company used $82,396,000 of funds in 1994 for acquisition and development activities, which were financed with $66,205,000 in new mortgage indebtedness and the remainder from cash provided by operating activities. Net cash used in investing activities in 1994 also includes proceeds from the sale of Park LaBrea Towers ($15,264,000).

     Capital expenditures for 1997, other than development and acquisition activities, are estimated to total $34,816,000. In 1997, the Company anticipates expending $91,839,000 in acquisition and development activities. The Company anticipates that approximately one-half of these capital expenditures will be financed with nonrecourse mortgage indebtedness, and that the remaining portion with cash from operations and borrowings under the Revolving Credit Facility.*

     Net cash provided by financing activities totaled $74,833,000, $33,006,000 and $24,680,000 in 1996, 1995 and 1994, respectively. The Company's refinancing of mortgage indebtedness is discussed above in "-- 1996 and 1995 Mortgage Refinancings" and borrowings under new mortgage indebtedness for acquisition and development activities is included in the preceding paragraphs discussing net cash used in investing activities. In addition, net cash provided by financing activities in 1996 reflected $15,200,000 of restricted cash pledged for the financing of The Enclave, a 633 unit apartment community in San Jose, California currently under construction, $6,080,000 of common stock repurchases and the payment of $2,797,000 of dividends. Net cash provided by financing activities in 1995 reflected, in addition to the refinancing of mortgage indebtedness and borrowing under new mortgage indebtedness, $2,509,000 in common stock repurchases and the payment of $2,248,000 of dividends. Net cash provided by financing activities in 1994 reflected, in addition to new indebtedness for acquisition and development activities, refinancing of existing mortgages indebtedness and the payment of $1,798,000 of dividends.

STOCK SPLIT, DIVIDENDS AND AUTHORIZED SHARES

     The Board of Directors approved a three-for-two stock split of both the Company's Class A and Class B Common Stock, which became effective February 17, 1997 to shareholders of record at the close of business on February 3, 1997. The stock split was effected as a stock dividend.

     The Board of Directors of the Company recently announced that they intend to pay cash dividends on a quarterly basis in the future, whereas cash dividends in 1995 and 1996 were paid on an annual basis. A quarterly cash dividend of $.06 per share (post-split) on shares of both Class A and Class B Common Stock was paid on March 17, 1997. The $.06 quarterly dividend per share equates to an annual pre-split dividend of $.36 per share and represents a 12.5% increase over the annual dividend declared in 1996. The second 1997 quarterly dividend of $.06 per share on shares of both Class A and Class B Common Stock will be paid on June 16, 1997 to shareholders of record at the close of business on June 2, 1997. Purchasers of Class A Common Stock in this Offering who hold shares of Class A Common Stock on the record date will be entitled to this dividend.

     The Company's current authorized shares are comprised of 16,000,000 shares of Class A Common Stock, 6,000,000 shares of Class B Common Stock and 1,000,000 shares of Preferred Stock. The Board of Directors has approved for submission to shareholders at the Company's 1997 Annual Meeting amendments to the Company's Articles of Incorporation to increase the Company's authorized shares to 48,000,000 shares of Class A Common Stock, 18,000,000 shares of Class B Common Stock and 5,000,000 shares of Preferred Stock.

INFLATION

     The Commercial Group's exposure to increases in costs and operating expenses resulting from inflation is minimized due to the provisions of its leases with its tenants that require tenants to

---------------

 *The statements in this paragraph are forward-looking statements and are based on current facts and expectations. Many factors may affect the Company's development activities and its ability to finance these activities. See "Risk Factors -- Information Concerning Forward-Looking Statements." In particular, see "Risk Factors -- Real Estate Development and Investment Risks," "-- High Leverage; Credit Facility Covenants," "-- Changes in Interest Rates,"
  "-- Tax-Exempt and UDAG Financing," "-- Competition," and "-- Environmental Liabilities."

reimburse the Company for the majority of its operating expenses. Also, many of the Company's leases provide for payments based on a percentage of the rental income of the tenants, which generally increases in periods of inflation. The Residential Group's risk in a period of inflation is minimized by the annual turnover of tenant leases, which allow for immediate market rate increases. The Land and the Lumber Trading Groups may be affected by inflation by the availability of buyers of new housing to obtain mortgage financing when interest rates are high.

NEW ACCOUNTING STANDARDS

     In March, 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 121 " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 establishes accounting standards for the review of impairment of a long-lived asset whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company has adopted the provisions of SFAS 121, which has no material effect on the financial position or results of operations of the Company.

     During 1996, the Company granted options under its Stock Option Plan. The Company recognizes compensation cost in accordance with the provisions of Accounting Principles Board Opinion No. 25 and related Interpretations. The Company has not adopted the recognition provisions of SFAS 123 "Accounting for Stock-Based Compensation," but the disclosures required by SFAS 123 have been included in the Notes to the Consolidated Financial Statements.

     In February 1997, FASB issued SFAS 128 "Earnings per Share," which is effective for fiscal years ending after December 15, 1997. This Statement simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international EPS standards. The Company will adopt the provisions of SFAS 128 for its fiscal year ending January 31, 1998, but does not expect such adoption to have a material impact on EPS.

                         FOREST CITY ENTERPRISES, INC.

 THREE YEAR SUMMARY OF EARNINGS BEFORE DEPRECIATION, AMORTIZATION AND DEFERRED
                                     TAXES

                                                                                                                    LUMBER TRADING
                                  COMMERCIAL GROUP             RESIDENTIAL GROUP               LAND GROUP                GROUP
                            ----------------------------  ----------------------------  -------------------------  -----------------
                              1996      1995      1994      1996      1995      1994     1996     1995     1994      1996     1995
                            --------  --------  --------  --------  --------  --------  -------  -------  -------  --------  -------
Revenues................... $309,834  $294,241  $258,966  $116,525  $105,749  $128,124  $53,888  $42,889  $48,894  $124,491  $81,093
Operating expenses,
 including depreciation and
 amortization for non-real
 estate Groups.............  168,466   146,340   137,583    61,437    53,999    69,465   41,068   31,102   38,364   110,359   70,189
Interest expense...........   88,149    86,046    67,031    32,947    30,527    36,693    6,813    7,964    7,240     5,166    5,078
Income tax provision.......   (2,970)    7,026    (1,980)   (2,464)      581    (5,120)   2,078     (358)     368     3,913    2,823
                            --------  --------  --------  --------  --------  --------  -------  -------  -------  --------  -------
                             253,645   239,412   202,634    91,920    85,107   101,038   49,959   38,708   45,972   119,438   78,090
                            --------  --------  --------  --------  --------  --------  -------  -------  -------  --------  -------
Earnings before
 depreciation, amortization
 and deferred taxes
 (EBDT).................... $ 56,189  $ 54,829  $ 56,332  $ 24,605  $ 20,642  $ 27,086  $ 3,929  $ 4,181  $ 2,922  $  5,053  $ 3,003
                            ========  ========  ========  ========  ========  ========  =======  =======  =======  ========  =======
Reconciliation to net
 earnings:
Earnings before
 depreciation, amortization
 and deferred taxes
 (EBDT)....................
Depreciation and
 amortization -- real
 estate Groups.............
Deferred taxes -- real
 estate Groups.............
Provision for decline in
 real estate, net of tax...
Gain (loss) on disposition
 of properties, net of
 tax.......................
Extraordinary gain, net of
 tax.......................
Net earnings...............


                                        CORPORATE ACTIVITIES               TOTAL
                                      ------------------------  ----------------------------
                              1994     1996     1995    1994      1996      1995      1994
                             -------  -------  ------  -------  --------  --------  --------
Revenues...................  $80,590  $ 5,711  $5,461  $ 6,034  $610,449  $529,433  $522,608
Operating expenses,
 including depreciation and
 amortization for non-real
 estate Groups.............   70,312    8,723   6,348    9,636   390,053   307,978   325,360
Interest expense...........    5,372      289     386      485   133,364   130,001   116,821
Income tax provision.......    2,268   (3,929)   (639)   3,629    (3,372)    9,433      (835)
                             -------   ------  ------   ------  --------  --------  --------
                              77,952    5,083   6,095   13,750   520,045   447,412   441,346
                             -------   ------  ------   ------  --------  --------  --------
Earnings before
 depreciation, amortization
 and deferred taxes
 (EBDT)....................  $ 2,638  $   628  $ (634) $(7,716) $ 90,404  $ 82,021  $ 81,262
                             =======   ======  ======   ======  ========  ========  ========
Reconciliation to net
 earnings:
Earnings before
 depreciation, amortization
 and deferred taxes
 (EBDT)....................                                     $ 90,404  $ 82,021  $ 81,262
Depreciation and
 amortization -- real
 estate Groups.............                                      (70,221)  (63,557)  (63,956)
Deferred taxes -- real
 estate Groups.............                                      (13,197)   (4,974)  (10,532)
Provision for decline in
 real estate, net of tax...                                       (7,413)   (6,073)   (4,986)
Gain (loss) on disposition
 of properties, net of
 tax.......................                                        9,598      (478)  (20,321)
Extraordinary gain, net of
 tax.......................                                        2,900     1,847    60,449
                                                                --------  --------  --------
Net earnings...............                                     $ 12,071  $  8,786  $ 41,916
                                                                ========  ========  ========

                                   PROPERTIES

     The following tables provide summary information regarding the Company's real estate portfolio as of January 31, 1997.

                     SHOPPING CENTERS -- EXISTING PORTFOLIO

                      YEAR
                   COMPLETED/                                                                           RETAIL SQ. FT.
                  DATE OF LAST   COMPANY                                                                  INCLUDING
      NAME         RENOVATION   OWNERSHIP(%)     LOCATION                   MAJOR ANCHORS                DEPT. STORES      GLA
----------------- ------------  ----------  -----------------   --------------------------------------  --------------  ---------
REGIONAL MALLS
Antelope Valley
 Mall............  1990             40.0%   Palmdale, CA        Sears Roebuck and Co.; JC Penney's;          839,000      287,000
                                                                Gottshalk's; Harris; Mervyn's
The Avenue at
 Tower City......  1990/1996       100.0    Cleveland, OH       Dillard's                                    368,000      368,000
Ballston
 Common..........  1986/1995       100.0    Arlington, VA       Hecht's; JC Penney's                         490,000      221,000
Boulevard Mall...  1962/1996        50.0    Amherst, NY         Jenss; JC Penney's; Kaufmann's               772,000      261,000
Canton Centre....  1981/1988       100.0    Canton, OH          Kaufmann's; JC Penney's; Montgomery          680,000      254,000
                                                                Ward
Chapel Hill
 Mall............  1966/1995        50.0    Akron, OH           Kaufmann's; JC Penney's; Sears Roebuck       882,000      321,000
                                                                and Co.
Charleston Town
 Center..........  1983/1994        50.0    Charleston, WV      Kaufmann's; JC Penney's; Sears Roebuck       897,000      360,000
                                                                and Co.; Montgomery Ward
Courtland
 Center..........  1968            100.0    Flint, MI           Crowley's; JC Penney's; Mervyn's             460,000      239,000
Galleria at
 Sunset..........  1996             60.0    Henderson, NV       Dillard's; Robinson-May; Mervyn's; JC        892,000      294,000
                                                                Penney's
Manhattan Town
 Center..........  1987             37.5    Manhattan, KS       Dillard's; JC Penney's; Sears Roebuck        380,000      185,000
                                                                and Co.
Rolling Acres
 Mall............  1975             80.0    Akron, OH           Kaufmann's; JC Penney's; Sears Roebuck     1,014,000      365,000
                                                                and Co.; Dillard's; Target
South Bay
 Galleria........  1985             50.0    Redondo Beach, CA   May Co.; Mervyn's; Nordstrom's               953,000      385,000
Summit Park
 Mall............  1972            100.0    Wheatfield, NY      Bon-Ton; Jenss; Sears Roebuck and Co.        695,000      309,000
Tucson Mall......  1982/1992        67.5    Tucson, AZ          Broadway's; Foley's; Dillard's;            1,293,000      408,000
                                                                Mervyn's; JC Penney's; Sears Roebuck
                                                                and Co.
                                                                                                          ----------    ---------
   Subtotal......                                                                                         10,615,000    4,257,000
                                                                                                          ----------    ---------
SPECIALTY RETAIL CENTERS
Atlantic
 Center..........  1996             75.0%   Brooklyn, NY        Caldor; The Sports Authority;                391,000      391,000
                                                                Pathmark; OfficeMax
Bowling Green
 Mall............  1966             50.0    Bowling Green, KY   Kroger; Quality Big Lots                     242,000      242,000
Bruckner
 Boulevard.......  1996             70.0    Bronx, NY           Pergament; Seaman's; Young World; Old        114,000      114,000
                                                                Navy
Chapel Hill
 Suburban........  1969             50.0    Akron, OH           Value City; Petzazz                          112,000      112,000
Courtyard........  1990             50.0    Flint, MI           V.G.'s Market; Home Depot; OfficeMax         233,000      124,000
Flatbush
 Avenue..........  1995             80.0    Brooklyn, NY        Caldor                                        90,000       90,000
Gallery at
 MetroTech.......  1990             80.0    Brooklyn, NY        Toys "R" Us                                  163,000      163,000
Golden Gate......  1958/1996        50.0    Mayfield Hts., OH   OfficeMax; Old Navy; Koenig;                 260,000      260,000
                                                                Michael's; Home Place
Hunting Park.....  1996             70.0    Philadelphia, PA    Caldor; US Kidz; Payless Shoes               144,000      144,000
Marketplace at
 Riverpark.......  1996             50.0    Fresno, CA          Best Buy; Target; Marshall's; JC             453,000      284,000
                                                                Penney's
Midtown Plaza....  1961             50.0    Parma, OH           Hills                                        256,000      256,000
Newport Plaza....  1977             50.0    Newport, KY         IGA                                          157,000      157,000
The Plaza at
 Robinson Town
 Center..........  1989             50.0    Pittsburgh, PA      T.J. Maxx; IKEA; Hills; Marshall's;          455,000      455,000
                                                                Sears Roebuck and Co.
Showcase.........  1996             20.0    Las Vegas, NV       Coca-Cola(R); All Star Cafe                  189,000     189,000
South Bay
 Southern........  1978            100.0    Redondo Beach, CA   CompUSA; General Cinema                      160,000      160,000
Tucson Place.....  1989            100.0    Tucson, AZ          Wal-Mart; Homelife; OfficeMax;               276,000      276,000
                                                                Smitty's
                                                                                                          ----------    ---------
   Subtotal......                                                                                          3,695,000    3,417,000
                                                                                                          ----------    ---------
                                                    Shopping Centers at January 31, 1997                  14,310,000    7,674,000
                                                                                                          ==========    =========
                                                    Shopping Centers at January 31, 1996                  13,422,000    6,938,000
                                                                                                          ==========    =========

                     OFFICE BUILDINGS -- EXISTING PORTFOLIO

                                                                                                                      LEASABLE
                            YEAR COMPLETED       COMPANY                                                               SQUARE
           NAME               OR ACQUIRED     OWNERSHIP (%)           LOCATION                MAJOR TENANTS             FEET
--------------------------  ---------------   --------------   ----------------------  ----------------------------  -----------
METROTECH CENTER
  Eleven MetroTech
    Center................        1995              65.0%      Brooklyn, NY            E-911 -- City of New York        216,000
  One MetroTech...........        1991              65.0       Brooklyn, NY            Brooklyn Union Gas; Bear         932,000
                                                                                         Stearns & Co., Inc.
  One Pierrepont Plaza....        1988              85.0       Brooklyn, NY            Morgan Stanley & Co.             672,000
                                                                                         Incorporated; Goldman,
                                                                                         Sachs & Co.; U.S. Attorney
  Ten MetroTech Center....        1991              80.0       Brooklyn, NY            Internal Revenue Service         409,000
  Two MetroTech...........        1990              65.0       Brooklyn, NY            Securities Industry              521,000
                                                                                         Automation Corp.
                                                                                                                     ----------
    Subtotal..............
                                                                                                                      2,750,000
                                                                                                                     ----------
TOWER CITY CENTER
  Chase Financial Tower...        1991              95.0%      Cleveland, OH           Chase Financial                  119,000
  M.K. Ferguson                   1990
    Plaza(1)..............                           1.0       Cleveland, OH           M.K. Ferguson; Chase             482,000
                                                                                         Financial
  Skylight Office Tower...        1991              85.0       Cleveland, OH           Ernst & Young, L.L.P             321,000
  Terminal Tower..........        1983             100.0       Cleveland, OH           Forest City Enterprises,         583,000
                                                                                       Inc.
                                                                                                                     ----------
    Subtotal..............
                                                                                                                      1,505,000
                                                                                                                     ----------
MIT
  Clark Building..........        1989              50.0%      Cambridge, MA           Oravax                           122,000
  Jackson Building........        1987             100.0       Cambridge, MA           Ariad Pharmaceuticals             99,000
  Richards Building.......        1990             100.0       Cambridge, MA           Genzyme Tissue Repair;           126,000
                                                                                         Alkermes
                                                                                                                     ----------
    Subtotal..............
                                                                                                                        347,000
                                                                                                                     ----------
OTHER
  Chagrin Plaza I & II....        1969              66.7%      Beachwood, OH           National City Bank               116,000
  Emery-Richmond..........        1991              50.0       Warrensville Hts., OH   All State Insurance                5,000
  Halle Building..........        1986              75.0       Cleveland, OH           Sealy, Inc.; North American      379,000
                                                                                         Refractories Co.
  Liberty Center..........        1986              50.0       Pittsburgh, PA          Federated Investors              526,000
  San Vicente.............        1983              25.0       Brentwood, CA           Foote, Cone; Needham, Harper     469,000
  Signature Square I......        1986              50.0       Beachwood, OH           Ciuni & Panichi                   79,000
  Signature Square II.....        1989              50.0       Beachwood, OH           Sterling Software                 81,000
  Station Square..........        1994              25.0       Pittsburgh, PA          Woodsons; Grand Concourse        144,000
                                                                                                                     ----------
    Subtotal..............
                                                                                                                      1,799,000
                                                                                                                     ----------
                                                                   Office Buildings at January 31, 1997 and 1996      6,401,000
                                                                                                                     ==========

                          HOTELS -- EXISTING PORTFOLIO

                                                            DATE OF
                                                           OPENING/            COMPANY
                 NAME                                     ACQUISITION       OWNERSHIP (%)            LOCATION       ROOMS
--------------------------------------                    -----------       -------------       ------------------  -----
Budgetel..............................                      1982                 28.4%          Mayfield Hts., OH     102
Charleston Marriott...................                      1983                 95.0           Charleston, WV        354
DoubleTree at Liberty Center..........                      1986                 50.0           Pittsburgh, PA        616
DoubleTree at Millender Center(1).....                      1985                  4.0           Detroit, MI           250
Ritz-Carlton..........................                      1990                 95.0           Cleveland, OH         208
                                                                                                                    -----
                                                                        Hotel Rooms at January 31, 1997 and 1996    1,530
                                                                                                                    =====

---------------

(1) Syndicated. See "Risk Factors -- Potential Liability From Syndicated Properties."

                        APARTMENTS -- EXISTING PORTFOLIO

                                                     DATE OF
                                                     OPENING/         COMPANY
                      NAME                          ACQUISITION    OWNERSHIP (%)               LOCATION           UNITS
------------------------------------------------    ----------    ---------------       ----------------------    ------
Bayside Village I, II & III.....................    1988-1989            50.0%          San Francisco, CA            862
Big Creek.......................................       1996              50.0           Parma Hts., OH                72
Boot Ranch......................................       1991              50.0           Tampa, FL                    236
Boulevard Towers................................       1969              50.0           Amherst, NY                  402
Camelot.........................................       1967              50.0           Parma, OH                    150
Chapel Hill Towers..............................       1969              50.0           Akron, OH                    402
Cherry Tree.....................................       1996              50.0           Strongsville, OH             132
Chestnut Lake...................................       1969              50.0           Strongsville, OH             789
Clarkwood.......................................       1963              50.0           Warrensville Hts., OH        568
Classic Residence by Hyatt......................       1990              50.0           Chevy Chase, MD              339
Classic Residence by Hyatt......................       1989              50.0           Teaneck, NJ                  221
Copper Creek....................................       1992              20.0           Houston, TX                  300
Deer Run I & II.................................    1987-1989            43.0           Twinsburg, OH                562
Emerald Palms...................................       1996             100.0           Miami, FL                    419
Fenimore Court(1)...............................       1982               0.5           Detroit, MI                  144
Fort Lincoln II.................................       1979              45.0           Washington, D.C.             176
Fort Lincoln III & IV...........................       1981              24.9           Washington, D.C.             306
Granada Gardens.................................       1966              50.0           Warrensville Hts., OH        940
Greenbriar......................................       1992              20.0           Houston, TX                  400
Hamptons........................................       1969              50.0           Beachwood, OH                649
Highlands I & II................................    1988-1990           100.0           Grand Terrace, CA            556
Hunter's Hollow.................................       1990              50.0           Strongsville, OH             208
Independence Place I............................       1976              50.0           Parma Hts., OH               202
Kennedy Lofts(1)................................       1990               0.5           Cambridge, MA                142
Knolls(1).......................................       1995               1.0           Orange, CA                   260
Laurels.........................................       1995             100.0           Justice, IL                  520
Lenox Club(1)...................................       1991               0.5           Arlington, VA                385
Lenox Park(1)...................................       1992               0.5           Silver Spring, MD            406
Liberty Hills...................................    1979-1986            50.0           Solon, OH                    396
Metropolitan....................................       1989             100.0           Los Angeles, CA              270
Midtown Towers..................................       1969              50.0           Parma, OH                    635
Millender Center(1).............................       1985               4.0           Detroit, MI                  339
Noble Towers....................................       1979              50.0           Pittsburgh, PA               133
Oaks............................................       1994             100.0           Bryan, TX                    248
One Franklintown................................       1988             100.0           Philadelphia, PA             335
Palm Villas.....................................       1991             100.0           Henderson, NV                350
Panorama Towers.................................       1978              99.0           Los Angeles, CA              154
Parmatown.......................................    1972-1973           100.0           Parma, OH                    412
Pavilion(1).....................................       1992               0.5           Chicago, IL                1,115
Pebble Creek....................................    1995-1996            50.0           Twinsburg, OH                148
Peppertree......................................       1993             100.0           College Station, TX          208
Pine Ridge Valley...............................    1967-1974            50.0           Willoughby, OH             1,147
Queenswood(1)...................................       1990               0.7           Corona, NY                   296
Regency Towers..................................       1994             100.0           Jackson, NJ                  372
Shippan Avenue..................................       1980             100.0           Stamford, CT                 148
Studio Colony...................................       1986              80.0           Los Angeles, CA              450
Surfside Towers.................................       1970              50.0           Eastlake, OH                 246
Tam-A-Rac I, II & III...........................    1990-1996            50.0           Willoughby, OH               392
Toscana.........................................    1991-1992           100.0           Irvine, CA                   563
Trolley Plaza...................................       1981             100.0           Detroit, MI                  351
Trowbridge......................................       1988              53.3           Southfield, MI               304
Twin Lakes Towers...............................       1966              50.0           Denver, CO                   254
Village Green...................................    1994-1995            25.0           Beachwood, OH                360
Vineyards.......................................       1995             100.0           Broadview Hts., OH           336
Waterford Village(1)............................       1994               1.0           Indianapolis, IN             520
White Acres.....................................       1966              50.0           Richmond Hts., OH            473
Woodforest Glen.................................       1992              20.0           Houston, TX                  336
    Subtotal....................................                                                                  22,039
                                                                                                                  ------
Senior Citizens Apartments(2)...................                                                                   9,402
                                                                                                                  ------
                                                                                Apartments at January 31, 1997    31,441
                                                                                                                  ======
                                                                                Apartments at January 31, 1996    30,686
                                                                                                                  ======

---------------
(1) Syndicated. See "Business--Residential Group--Syndication Activity" and "Risk Factors--Potential Liability From Syndicated Properties."
(2) Syndicated, subsidized units in 57 communities in which the Company holds a residual interest only. See "Risk Factors -- Potential Liability From Syndicated Properties."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

MORTGAGE DEBT FINANCING

     The Company utilizes nonrecourse mortgage indebtedness, where the property is the sole security for each mortgage loan, as its primary source of capital. At January 31, 1997, the Company had approximately $1.9 billion of total mortgage indebtedness outstanding (all of which is nonrecourse), representing 95.3% of the Company's total debt. The Company has only four mortgages that are cross-collateralized and cross-defaulted and six mortgages that are cross-collateralized by excess cash flows and a pledge of limited partnership interests. The nonrecourse, non-cross-collateralized nature of the Company's mortgage indebtedness generally ensures that adverse results at one project will not affect the Company's other assets.

     At January 31, 1997, the Company had a weighted average interest rate on its outstanding mortgage debt of 7.25%. Outlined below is a schedule of the Company's portion of outstanding mortgage debt by maturity and weighted average interest rate by category as of January 31, 1997.

                                                                                 FIXED TO
                                                 VARIABLE(1)     TAX EXEMPT      MATURITY       UDAG          TOTAL
                                                 ----------      ----------      --------      -------      ----------
1997............................................  $233,687        $  1,217       $ 53,896      $   115      $  288,915
1998............................................   135,854           2,394         29,193          122         167,563
1999............................................   238,690           1,326        176,467          129         416,612
2000............................................   112,255         115,928         90,434          136         318,753
2001............................................     5,804          13,437         68,375       10,570          98,186
Thereafter......................................    42,879              --        499,182       66,338         608,399
                                                  --------        --------       --------      -------      ----------
Ownership Total.................................  $769,169        $134,302       $917,547      $77,410      $1,898,428
                                                  ========        ========       ========      =======      ==========
Weighted Average Rate...........................  7.38%(2)           4.38%          7.96%        2.60%           7.25%

---------------

(1) These amounts are prior to the effect of interest rate swaps described below which effectively reduce the amount of variable rate debt to $438.8 million.
(2) Rate includes the effect of approximately $330.4 million of interest rate swaps.

     The table above includes both the regularly scheduled annual amortization payments as well as the balloon payments due at maturity. The $134.3 million of Tax-Exempt debt shown above represents credit enhanced variable-rate bonds that generally adjust interest rates weekly. Although the underlying bonds have maturities that extend beyond 2001, the schedule reflects the maturity date of the credit enhancement. Of the $769.2 million of taxable variable-rate debt shown above, approximately $330.4 million is subject to interest rate swap agreements with an average rate of 7.79% and average term of 2.3 years, effectively converting that portion of the variable-rate debt to a fixed-rate through the maturity of the swap. In addition, the Company had in place $41.0 million of interest rate cap contracts as of January 31, 1997, of which $19.1 million extend for more than one year. See "Risk Factors -- Changes in Interest Rates."

     In a typical development financing, the Company utilizes nonrecourse mortgage debt for approximately 75% of the cost of a new project at the time of construction, funding the remaining capital through equity invested by the Company. The financing is generally a variable-rate construction loan with a three to seven year maturity, permitting the Company to refinance without the payment of penalties. Under the terms of such loan, the Company guarantees, on a recourse basis, the lien-free completion of each project. Once the construction is completed, the Company's completion guaranty is released. Upon the completion and stabilization of each project, the Company refinances the initial construction loan, obtaining a permanent, generally fixed-rate, nonrecourse mortgage.

     The Company routinely has significant balloon mortgage payments due in each year. Historically, the Company has been successful in refinancing this indebtedness. As discussed under "Strategy for Growth and Competitive
Advantages -- Capital Strategy," an important part of the

Company's financing strategy is to obtain capital through refinancing for redeployment in other projects.

     As a result of the increase in valuation typically created by the lease up of the project, the initial refinancing often can generate funds in excess of the initial construction mortgage, thereby reducing the Company's equity investment in the project. The next refinancing, typically within seven years, generally permits the Company to withdraw substantially all of, if not more than, its equity investment in the project. Subsequent refinancings of mature properties continue to provide new capital on a tax free basis to help fund new projects.

     The table below sets forth the Company's refinancings over the past three years.

                          REPAYMENT OF
                     SCHEDULED MATURITIES &                     ACTUAL                       NET PROCEEDS
YEAR                 VOLUNTARY REFINANCINGS    PERCENTAGE    REFINANCING     PERCENTAGE    TO THE COMPANY(1)
----                 ----------------------    ----------    ------------    ----------    -----------------
1996  Fixed..........      $     72,235            15.0%     $    240,472        45.8%
      Variable.......           410,193            85.0           284,898        54.2
                          ------------           ------      ------------      ------
      Total..........      $    482,428           100.0%     $    525,370       100.0%        $    48,942
                          ============           ======      ============      ======        ============
1995  Fixed..........      $    101,441            28.1%     $    148,345        40.4%
      Variable.......           259,979            71.9           218,498        59.6
                          ------------           ------      ------------      ------
      Total..........      $    361,420           100.0%     $    366,843       100.0%        $     7,833
                          ============           ======      ============      ======        ============
1994  Fixed..........      $      7,594             2.7%     $     60,993        21.1%
      Variable.......           279,284            97.3           228,376        78.9
                          ------------           ------      ------------      ------
      Total..........      $    286,878           100.0%     $    289,369       100.0%        $     4,748
                          ============           ======      ============      ======        ============

---------------
(1) Net proceeds do not equal the difference between the amount refinanced and the amount paid off due to contractual preferences on distributions.

     See "Risk Factors -- High Leverage; Credit Facility Covenants," "-- Changes in Interest Rates and "-- Tax-Exempt and UDAG Financing."

FOREST CITY RENTAL PROPERTIES CORPORATION CREDIT AGREEMENT

     FCRPC, a wholly owned subsidiary of the Company, is a party to a Credit Agreement, dated as of July 25, 1994, and amended as of September 12, 1995, April 4, 1996 and December 18, 1996, with the lenders named therein and KeyBank National Association, as Agent for the lenders thereunder (as so amended, the "FCRPC Credit Agreement"),

     Set forth below is a summary of certain terms of the FCRPC Credit Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the FCRPC Credit Agreement, which is included as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. For the purposes of the following discussion, capitalized terms used herein and not otherwise defined have the meanings assigned to them in the FCRPC Credit Agreement.

     GENERAL

     The FCRPC Credit Agreement provided initially for aggregate facilities of up to $150 million, consisting of: (i) $70 million in Initial Term Loans, payable in 28 equal quarterly installments commencing October 1, 1994 and maturing on July 1, 2001; and (ii) a revolving credit facility (the "Revolving Credit Facility") of up to $80 million (with a sublimit for letters of credit of up to $20 million), under which Revolving Loans may be borrowed on a revolving basis until July 25, 1998 (such date, unless extended by the lenders and FCRPC, the "Termination Date"), at which time the Revolving Loans will mature, subject to FCRPC's right at such time to borrow Additional Term Loans to repay the outstanding Revolving Loans, with such Additional Term Loans being payable in 28 equal quarterly installments commencing on the first Quarterly Date after such Additional Term Loans are made. At March 31, 1997, $45.0 million aggregate principal amount of Term Loans and $65.0 million aggregate principal amount of Revolving Loans were outstanding under the FCRPC Credit Agreement. No letters of credit were outstanding under the FCRPC Credit Agreement at March 31, 1997.

     Borrowings under the FCRPC Credit Agreement are unsecured borrowings of FCRPC. The Company has unconditionally guaranteed the obligations of FCRPC under the FCRPC Credit Agreement pursuant to the Guaranty.

  PREPAYMENTS

     Loans outstanding under the FCRPC Credit Agreement may be prepaid in whole or in part without penalty, subject to customary provisions for payment of breakage and similar costs in the case of prepayment of Loans which bear interest based on the LIBOR Rate Option. Revolving Loans which are prepaid may be re-borrowed prior to the Termination Date.

  INTEREST RATES

     Term Loans under the FCRPC Credit Agreement bear interest at rates, at FCRPC's election, of (i) LIBOR plus a spread ranging between 200 and 250 basis points based upon the time after the Closing Date or (ii) Prime Rate plus a spread ranging between 25 and 75 basis points based upon the time after the Closing Date. Revolving Loans under the FCRPC Credit Agreement bear interest at rates, at FCRPC's election, of (i) LIBOR plus a spread of 200 basis points or
(ii) Prime Rate plus a spread of 25 basis points.

  FEES

     The Commitment Fee is calculated at the rate of three-eighths of one percent per annum ( 3/8%) on the average daily unborrowed amount of the Revolving Loan Commitment, paid quarterly. In addition, FCRPC paid a Closing Fee of $550,000, and is obligated to pay an Agent Fee in an agreed customary amount on a quarterly basis. FCRPC paid $75,360 and $125,000 in Commitment Fees and Agent Fees, respectively, during 1996.

  COVENANTS

     The FCRPC Credit Agreement contains customary affirmative and negative covenants, including (i) restrictions on FCRPC or any of its Subsidiaries selling or otherwise transferring all or a substantial part of its assets, or subject to certain exceptions, being involved in any merger or combination; (ii) restrictions prohibiting FCRPC or any of its Subsidiaries from incurring or having outstanding any indebtedness for borrowed money or other Funded Indebtedness of any kind, subject to exceptions for, among other things, existing indebtedness and refinancings thereof, certain nonrecourse indebtedness, certain permitted subordinated indebtedness, and certain unsecured commercial paper not in excess of the unused Revolving Loan Commitments; (iii) restrictions on liens of FCRPC and its Subsidiaries; (iv) restrictions on advances and loans by FCRPC and its Subsidiaries, subject to certain exceptions for loans secured by mortgages or made in the ordinary course in connection with the acquisition or development of properties; and (v) restrictions on guarantees by FCRPC or any of its Subsidiaries, subject to certain exceptions. The FCRPC Credit Agreement also prohibits FCRPC from having a Gross Cash Flow for any year less than the sum of (i) 150% until the Termination Date and 125% thereafter, of all payments of principal and interest on the Loans due in such year, plus (ii) 100% of the principal payments made in such year on all loans secured by real estate mortgages (other than any final principal payment on any loan secured by real estate. At January 31, 1997, FCRPC's Gross Cash Flow was $86.9 million, or 79.2% in excess of that required to be generated.

  EVENTS OF DEFAULT

     The FCRPC Credit Agreement contains customary Events of Default, including a failure to pay principal or interest, a failure to comply with certain covenants, a material inaccuracy of a representation or warranty, a default on any other recourse indebtedness after any applicable cure period or a default under any nonrecourse indebtedness which has a material adverse effect on FCRPC or a Guaranty Default.

  GUARANTY OF FOREST CITY

     Under the Guaranty of Payment of Debt, made and issued as of July 25, 1994 and as amended through December 18, 1996 (the "Guaranty"), between the Company and the syndicate of banks that are parties to the FCRPC Credit Agreement the Company has guaranteed on a recourse basis the punctual payment of all obligations under the FCRPC Credit Agreement. The Guaranty contains a number of affirmative and negative covenants, including (i) a covenant that the Company and FCRPC will not permit their Cash Flow to fall below (A) for the fiscal year ended January 31, 1997, the greater of (x) $55 million or (y) $52.5 million plus 50% of the amount by which their Cash Flow in their fiscal year ended January 31, 1996 exceeded $52.5 million or (B) with respect to any fiscal year ending after January 31, 1997, the sum of $55 million plus the cumulative sum of amounts equal to 50% of the amount, if any, by which their Cash Flow in each fiscal year (commencing with their fiscal year ending January 31, 1998) exceeds their Cash Flow in the preceding fiscal year; (ii) a covenant of the Company to not permit its Net Worth (determined on a consolidated basis) to fall below $155 million, increased on a cumulative basis by 25% of Net Earnings (before Dividends) in each fiscal year beginning after January 31, 1996; (iii) a covenant of the Company not to permit its adjusted minimum Net Worth (determined on a consolidated basis) plus accumulated depreciation, plus deferred taxes, to fall below $475 million; (iv) restrictive covenants including limitations on the amount of indebtedness, guarantees and property liens that the Company or any Subsidiary (other than FCRPC and its Subsidiaries) may incur or have outstanding, and (v) restrictions on dividends and stock repurchases, subject to certain exceptions, under which the Company could pay dividends of up to $10 million in any year as measured by each anniversary at July 24. At January 31, 1997, the Company's Net Worth (A) under (ii) above, was $192 million, or 21.5% in excess of that required to be maintained, and (B) under (iii) above, was $707.3 million, or 48.9% in excess of that required to be maintained. The Company's and FCRPC's Cash Flow for the year ended January 31, 1997, was $90.4 million and $86.9 million, respectively, or 34.4% and 79.2%, respectively, over the required minimum amounts. At January 31, 1997, the Company had paid dividends of $2.8 million, or 72% less than that permitted under (v) above. The Guaranty contains customary Events of Default, including a failure to make any payment required by the Guaranty, the failure to comply with certain covenants or a default on recourse indebtedness after any applicable cure period or any nonrecourse indebtedness which has a material adverse effect on the Company.

     A failure by the Company to comply with any of the covenants under the Guaranty or failure by FCRPC to comply with any of the covenants under the FCRPC Credit Agreement could result in an event of default, which could trigger the Company's obligation to repay all amounts outstanding under the FCRPC Credit Agreement. See "Risk Factors -- High Leverage; Credit Facility
Covenants -- Credit Facility Covenants."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGERS:

     The following table sets forth certain information with respect to the Company's directors, executive officers, and senior managers.

  DIRECTORS

                                                                            DIRECTOR     JOINED
            NAME                       OCCUPATION AND POSITION               SINCE       COMPANY
----------------------------  ------------------------------------------    --------     -------
Albert B. Ratner............  Co-Chairman of the Board of Directors           1960         1951
Samuel H. Miller............  Co-Chairman of the Board of Directors and       1960         1945
                                Treasurer of the Company
Charles A. Ratner...........  President and Chief Executive Officer of        1972         1966
                              the Company
Nathan Shafran..............  Vice Chairman of the Board of Directors;        1960         1939
                                Honorary Board Member, effective June
                                10, 1997
James A. Ratner.............  Executive Vice President of the Company         1984         1975
                                and President of Forest City Rental
                                Properties Corporation, a subsidiary of
                                the Company
Ronald A. Ratner............  Executive Vice President of the Company         1985         1975
                                and President of Forest City Residential
                                Group, Inc., a subsidiary of the Company
Brian J. Ratner.............  Senior Vice President -- East Coast             1993         1987
                                Development of the Company
Deborah Ratner Salzberg.....  Vice President of Forest City Residential       1995         1985
                                Group, Inc., a subsidiary of the Company
J Maurice Struchen..........  Retired Chairman and Chief Executive            1971           --
                                Officer of Society Corporation, now Key
                                Corporation (banking)
Joan K. Shafran.............  Managing Partner, The Berimore Company          1997           --
                                (investments)
Michael P. Esposito, Jr. ...  Retired Chief Administrative and Control        1995           --
                                Officer of The Chase Manhattan Bank,
                                N.A.; Chairman of the Board of Exel
                                Limited (Bermuda; insurance); Partner,
                                Inter-Atlantic Securities Corporation
                                (financial services)
Jerry V. Jarrett............  Retired Chairman and Chief Executive            1984           --
                                Officer of Ameritrust Corporation
                                (banking)
Scott S. Cowen..............  Dean and Professor, Weatherhead School of       1989           --
                                Management, Case Western Reserve
                                University

  OTHER EXECUTIVE OFFICERS AND SENIOR MANAGERS

                                                                                         JOINED
            NAME                               POSITION                                  COMPANY
----------------------------  ------------------------------------------                 -------
Thomas G. Smith.............  Senior Vice President, Chief Financial                       1985
                              Officer and Secretary of the Company
William M. Warren...........  Senior Vice President, General Counsel and                   1953
                                Assistant Secretary
Linda M. Kane...............  Vice President -- Corporate Controller                       1990

  FOREST CITY COMMERCIAL GROUP

                                                                                         JOINED
            NAME                               POSITION                                  COMPANY
----------------------------  ------------------------------------------                 -------
James A. Ratner.............  President and Chief Executive Officer,                       1975
                                Commercial Group
David J. LaRue..............  Executive Vice President and Chief                           1986
                                Operating Officer, Commercial Group
Emerick Corsi...............  Senior Vice President -- Development,                        1979
                                Commercial Group
William Hewitt..............  Senior Vice President -- West Coast                          1988
                                Leasing, Commercial Group
Brian Jones.................  President -- West Coast Division,                            1986
                                Commercial Group
D. Layton McCown............  Senior Vice President and Chief Financial                    1986
                                Officer, Commercial Group
Glenn Moenich...............  President -- Forest City Commercial                          1976
                                Construction
Brian J. Ratner.............  Senior Vice President -- East Coast                          1987
                                Development, Commercial Group
Michael Stevens.............  Senior Vice President -- Retail Leasing,                     1987
                                Commercial Group
Robert G. O'Brien...........  President, Forest City Finance Corporation                   1988
Jack R. Kuhn................  President -- Office Building Division,                       1985
                              Forest City Commercial Management
Rod Marques.................  Vice President -- Administration, Forest                     1967
                              City Commercial Management
Mark A. Randol..............  President -- Shopping Center Division,                       1979
                                Forest City Commercial Management
Bruce Ratner................  President and Chief Executive Officer,                       1983
                                Forest City Ratner Companies
David L. Berliner...........  Senior Vice President -- General Counsel,                    1989
                                Forest City Ratner Companies
Sandeep Mathrani............  Senior Vice President -- Retail                              1994
                                Development, Forest City Ratner
                                Companies
Joanne M. Minieri...........  Chief Financial Officer, Forest City                         1995
                              Ratner Companies

                                                                                         JOINED
            NAME                               POSITION                                  COMPANY
----------------------------  ------------------------------------------                 -------
Robert P. Sanna.............  Senior Vice President -- Construction,                       1989
                                Design and Development, Forest City
                                Ratner Companies
James P. Stuckey............  Senior Vice President -- Office                              1994
                                Development, Forest City Ratner
                                Companies
Terence M. Whalen...........  Chairman and Chief Executive Officer,                        1989
                              First New York Management
Donna C. Singleton..........  Senior Vice President -- Controller, First                   1984
                                New York Management

  FOREST CITY RESIDENTIAL GROUP

                                                                                         JOINED
            NAME                               POSITION                                  COMPANY
----------------------------  ------------------------------------------                 -------
Ronald A. Ratner............  President and Chief Executive Officer,                       1975
                                Residential Group
James Brady.................  Vice President -- Financial Operations,                      1989
                                Residential Group
David J. Levey..............  Vice President -- Development                                1983
James J. Prohaska...........  Executive Vice President -- Operations,                      1974
                                Residential Group
Deborah Ratner Salzberg.....  Vice President -- Forest City Residential                    1985
                                Development, Inc.
Greg Vilkin.................  President -- Western Division, Residential                   1990
                                Group
Edward Pelavin..............  President, Forest City Capital Corporation                   1973
George Cvijovic.............  Co-President -- Chief Operations' Officer,                   1977
                                Forest City Residential Management, Inc.
Angelo Pimpas...............  Co-President -- Chief Administrative                         1981
                              Officer, Forest City Residential
                                Management, Inc.

  FOREST CITY LAND GROUP

                                                                                         JOINED
            NAME                               POSITION                                  COMPANY
----------------------------  ------------------------------------------                 -------
Robert F. Monchein..........  President, Land Group                                        1979
Mark Ternes.................  Vice President, Land Group                                   1986

  FOREST CITY LUMBER TRADING GROUP

                                                                                         JOINED
            NAME                               POSITION                                  COMPANY
----------------------------  ------------------------------------------                 -------
Milan Stoyanov..............  President, Lumber Trading Group                              1970
Lois Tonning................  Vice President, Lumber Trading Group                         1970

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement and Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and McDonald & Company Securities, Inc., are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                             SHARES OF
                                                                              CLASS A
                                 UNDERWRITER                                COMMON STOCK
    ----------------------------------------------------------------------  ------------
    Goldman, Sachs & Co. .................................................
    Merrill Lynch, Pierce, Fenner & Smith Incorporated....................
    Credit Suisse First Boston Corporation................................
    McDonald & Company Securities, Inc....................................

                                                                              ---------
              Total.......................................................    1,700,000
                                                                              =========

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities
dealers at such price less a concession of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain brokers and dealers. After the shares of
Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 255,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,700,000 shares of Class A Common Stock offered.

     The Company, its directors and executive officers and RMS, Limited Partnership, have agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, not to offer, sell, contract to sell or otherwise dispose of, or file a registration statement with respect to, any Class A Common Stock, Class B Common Stock or any securities of the Company which are substantially similar to Class A Common Stock or the Class B Common Stock or which are convertible into or exchangeable or redeemable for the Class A Common Stock or the Class B Common Stock or such substantially similar securities, without the prior written consent of Goldman, Sachs & Co., except for the shares of Class A Common Stock offered in connection with the Offering and for options and shares of Class A Common Stock issuable pursuant to employee benefit plans existing, or for shares of Class A Common Stock issued on the conversion, exchange or redemption of convertible, exchangeable or redeemable securities outstanding, on the date of this Prospectus Supplement.

     In connection with the Offering, the Underwriters may purchase and sell shares of the Class A Common Stock and Class B Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock or Class B Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of Class A Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Class A Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such shares of Class A Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock and Class B Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

     Goldman, Sachs & Co. leases space from the Company in the ordinary course of its business (see "Business -- Commercial Group -- Office, Mixed-Use and Hotel -- Principal Office Tenants") and affiliates of Credit Suisse First Boston Corporation have provided nonrecourse mortgage loans to the Company in the ordinary course of business.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                      VALIDITY OF THE CLASS A COMMON STOCK

     The validity of the Class A Common Stock to which this Prospectus Supplement relates will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of Ohio law upon the opinion of Jones, Day, Reavis & Pogue.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheets as of January 31, 1997 and 1996...........................   F-3
Consolidated Statements of Earnings for the years ended January 31, 1997, 1996 and
  1995................................................................................   F-4
Consolidated Statements of Shareholders' Equity for the years ended January 31, 1997,
  1996 and 1995.......................................................................   F-5
Consolidated Statements of Cash Flows for the years ended January 31, 1997, 1996 and
  1995................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Forest City Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Forest City Enterprises, Inc. and its subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Forest City Enterprises, Inc. and its subsidiaries as of January 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.

                                            Coopers & Lybrand L.L.P.

Cleveland, Ohio
March 13, 1997

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                           January 31,
                                                                     ------------------------
                                                                        1997          1996
                                                                     ----------    ----------
                                                                      (dollars in thousands)
ASSETS
Real Estate
  Completed rental properties....................................... $2,247,393    $2,101,564
  Projects under development........................................    220,137       246,240
  Land held for development or sale.................................     52,649        77,279
                                                                     ----------    ----------
                                                                      2,520,179     2,425,083
  Less accumulated depreciation.....................................   (399,830)     (347,912)
                                                                     ----------    ----------
     Total Real Estate..............................................  2,120,349     2,077,171
Cash................................................................     41,302        39,145
Notes and accounts receivable, net..................................    204,959       168,177
Inventories.........................................................     48,769        41,186
Investments in and advances to affiliates...........................    145,242       145,238
Other assets........................................................    180,784       160,129
                                                                     ----------    ----------
                                                                     $2,741,405    $2,631,046
                                                                     ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Mortgage debt, nonrecourse.......................................... $1,898,428    $1,832,059
Accounts payable and accrued expenses...............................    378,230       342,511
Notes payable.......................................................     37,041        19,856
Long-term debt......................................................     94,923       113,061
Deferred income taxes...............................................    115,488       105,111
Deferred profit.....................................................     25,317        28,859
                                                                     ----------    ----------
     Total Liabilities..............................................  2,549,427     2,441,457
                                                                     ----------    ----------
SHAREHOLDERS' EQUITY
Preferred stock - convertible, without par value;
  1,000,000 shares authorized; no shares issued.....................         --            --
Common stock - $.33 1/3 par value
  Class A, 16,000,000 shares authorized; 7,932,358 and 7,906,990 shares issued, 7,696,408 and 7,903,990 outstanding,
     respectively...................................................      2,643         2,635
  Class B, convertible, 6,000,000 shares authorized; 5,554,618 and
     5,580,431 shares issued, 5,415,568 and 5,467,931 outstanding,
     respectively...................................................      1,851         1,859
                                                                     ----------    ----------
                                                                          4,494         4,494
Additional paid-in capital..........................................     43,996        44,014
Retained earnings...................................................    152,077       143,590
                                                                     ----------    ----------
                                                                        200,567       192,098
Less treasury stock, at cost; 1997: 235,950 Class A and 139,050
  Class B shares, 1996: 3,000 Class A and 112,500 Class B shares....     (8,589)       (2,509)
                                                                     ----------    ----------
     Total Shareholders' Equity.....................................    191,978       189,589
                                                                     ----------    ----------
                                                                     $2,741,405    $2,631,046
                                                                     ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                           For the Years Ended January 31,
                                                         ------------------------------------
                                                           1997          1996          1995
                                                         --------      --------      --------
                                                           (in thousands, except per share
                                                                        data)
Revenues..............................................   $610,449      $529,433      $522,608
                                                         --------      --------      --------
Operating expenses....................................    386,970       305,819       323,736
Interest expense......................................    133,364       130,001       116,821
Provision for decline in real estate..................     12,263         9,581        10,133
Depreciation and amortization.........................     73,304        65,716        65,580
                                                         --------      --------      --------
                                                          605,901       511,117       516,270
                                                         --------      --------      --------
Gain (loss) on disposition of properties..............     17,574          (754)      (30,835)
                                                         --------      --------      --------
EARNINGS (LOSS) BEFORE INCOME TAXES...................     22,122        17,562       (24,497)
                                                         --------      --------      --------
INCOME TAX EXPENSE (BENEFIT)
  Current.............................................      1,935           370         6,057
  Deferred............................................     11,016        10,253       (12,021)
                                                         --------      --------      --------
                                                           12,951        10,623        (5,964)
                                                         --------      --------      --------
NET EARNINGS (LOSS) BEFORE EXTRAORDINARY GAIN.........      9,171         6,939       (18,533)
Extraordinary gain, net of tax........................      2,900         1,847        60,449
                                                         --------      --------      --------
NET EARNINGS..........................................   $ 12,071      $  8,786      $ 41,916
                                                         ========      ========      ========
NET EARNINGS PER COMMON SHARE
  Net earnings (loss) before extraordinary gain, net
     of tax...........................................   $    .70      $    .51      $  (1.37)
  Extraordinary gain, net of tax......................        .22           .14          4.48
                                                         --------      --------      --------
NET EARNINGS PER COMMON SHARE.........................   $    .92      $    .65      $   3.11
                                                         ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                               COMMON STOCK
                                      ------------------------------
                                         CLASS A         CLASS B      ADDITIONAL            TREASURY STOCK
                                      --------------  --------------   PAID-IN    RETAINED  ---------------
                                      SHARES  AMOUNT  SHARES  AMOUNT   CAPITAL    EARNINGS  SHARES  AMOUNT    TOTAL
                                      ------  ------  ------  ------  ----------  --------  ------  -------  --------
                                                           (in thousands, except per share data)
BALANCES AT JANUARY 31, 1994, AS
  PREVIOUSLY REPORTED................ 5,146   $1,715  3,846   $1,282   $ 45,511   $ 96,934     --   $   --   $145,442
  Three-for-two stock split effective
    February 17, 1997 applied
    retroactively.................... 2,573     857   1,922     640      (1,497)        --     --       --         --
                                      -----   ------  -----   ------    -------   --------    ---   -------  ---------
BALANCES AT JANUARY 31, 1994, AS
  RESTATED........................... 7,719   2,572   5,768   1,922      44,014     96,934     --       --    145,442
  Net earnings.......................                                               41,916                     41,916
  Dividends -- $.13 per share........                                               (1,798)                    (1,798)
                                      -----   ------  -----   ------    -------   --------    ---   -------  ---------
BALANCES AT JANUARY 31, 1995, AS
  RESTATED........................... 7,719   2,572   5,768   1,922      44,014    137,052     --       --    185,560
  Net earnings.......................                                                8,786                      8,786
  Dividends -- $.17 per share........                                               (2,248)                    (2,248)
  Conversion of Class B shares to
    Class A shares...................   188      63    (188)    (63)                                               --
  Purchase of treasury stock.........                                                         116   (2,509)    (2,509)
                                      -----   ------  -----   ------    -------   --------    ---   -------  ---------
BALANCES AT JANUARY 31, 1996, AS
  RESTATED........................... 7,907   2,635   5,580   1,859      44,014    143,590    116   (2,509)   189,589
  Net earnings.......................                                               12,071                     12,071
  Dividends:
    Annual 1996 -- $.21 per share....                                               (2,797)                    (2,797)
    Quarterly 1997 -- $.06 per
      share..........................                                                 (787)                      (787)
  Conversion of Class B shares to
    Class A shares...................    25       8     (25)     (8)                                               --
  Purchase of treasury stock.........                                                         259   (6,080)    (6,080)
  Cash in lieu of fractional shares
    from three-for-two stock split...                                       (18)                                  (18)
                                      -----   ------  -----   ------    -------   --------    ---   -------  ---------
BALANCES AT JANUARY 31, 1997......... 7,932   $2,643  5,555   $1,851   $ 43,996   $152,077    375   $(8,589) $191,978
                                      =====   ======  =====   ======    =======   ========    ===   =======  =========

The accompanying notes are an integral part of these consolidated financial statements.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      For the Years Ended January 31,
                                                     ----------------------------------
                                                       1997         1996         1995
                                                     --------     --------     --------
                                                     (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Rents and other revenues received..............    $530,597     $508,494     $480,470
  Proceeds from land sales.......................      44,297       44,740       42,493
  Land development expenditures..................     (25,741)     (24,163)     (33,430)
  Operating expenditures.........................    (352,372)    (324,553)    (238,655)
  Interest paid..................................    (134,554)    (132,009)    (118,573)
                                                     --------     --------     --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES...      62,227       72,509      132,305
                                                     --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...........................    (157,601)    (122,878)    (121,602)
  Proceeds from disposition of properties........      26,040       15,950       15,264
  Investments in and advances to affiliates......      (3,342)      (5,920)     (25,967)
                                                     --------     --------     --------
     NET CASH USED IN INVESTING ACTIVITIES.......    (134,903)    (112,848)    (132,305)
                                                     --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in mortgage and long-term debt........     175,202      103,993       99,894
  Payments on long-term debt.....................     (26,932)     (12,873)     (17,555)
  Principal payments on mortgage debt on real
     estate......................................     (55,880)     (43,631)     (34,228)
  Increase in notes payable......................      22,820        6,140          434
  Payments on notes payable......................      (6,263)      (8,624)     (17,277)
  Increase in cash restricted for letter of
     credit......................................     (15,200)          --           --
  Payment of deferred financing costs............     (10,037)      (7,242)      (4,790)
  Purchase of treasury stock.....................      (6,080)      (2,509)          --
  Dividends paid to shareholders.................      (2,797)      (2,248)      (1,798)
                                                     --------     --------     --------
       NET CASH PROVIDED BY FINANCING
          ACTIVITIES.............................      74,833       33,006       24,680
                                                     --------     --------     --------
NET INCREASE (DECREASE) IN CASH..................       2,157       (7,333)      24,680
CASH AT BEGINNING OF YEAR........................      39,145       46,478       21,798
                                                     --------     --------     --------
CASH AT END OF YEAR..............................    $ 41,302     $ 39,145     $ 46,478
                                                     ========     ========     ========

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

                                                      For the Years Ended January 31,
                                                     ----------------------------------
                                                       1997         1996         1995
                                                     --------     --------     --------
                                                               (in thousands)
RECONCILIATION OF NET EARNINGS TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
NET EARNINGS.....................................    $ 12,071     $  8,786     $ 41,916
  Depreciation...................................      52,979       50,821       49,869
  Amortization...................................      20,325       14,895       15,711
  Deferred income taxes..........................      10,377       11,461       24,201
  Provision for decline in real estate...........      12,263        9,581       10,133
  (Gain) loss on disposition of properties.......     (17,574)         754       30,835
  Extraordinary gain.............................      (4,797)      (3,055)     (90,823)
  Decrease (increase) in land held for
     development or sale.........................       8,980        2,887       (5,768)
  (Increase) decrease in notes and accounts
     receivable..................................     (40,579)      29,425          947
  (Increase) decrease in inventories.............      (7,583)      (2,237)      24,271
  Increase (decrease) in accounts payable and
     accrued expenses............................      40,225      (29,232)      37,403
  (Decrease) increase in deferred profit.........      (3,542)       2,942         (592)
  (Increase) in other assets.....................     (20,918)     (24,519)      (5,798)
                                                     --------     --------     --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES...    $ 62,227     $ 72,509     $132,305
                                                     ========     ========     ========

Supplemental Non-Cash Disclosure:

     The following items represent the non-cash effect of reductions in the Company's interest in Granite Development Partners, L.P. and the Clark Building, and the disposition of the Company's interest in Beachwood Place, during the fiscal year ended January 31, 1997 and an increase in the Company's interest in Liberty Center during the fiscal year ended January 31, 1996.

Operating Activities
  Land held for development or sale..............    $ 15,650     $     --     $     --
  Notes and accounts receivable..................       3,797           --           --
  Other assets...................................       5,175           --           --
  Accounts payable and accrued expenses..........      (5,311)          --           --
                                                     --------     --------     --------
       Total effect on operating activities......    $ 19,311     $     --     $     --
                                                     =========    =========    =========
Investing Activities
  Capital expenditures...........................    $ 16,085     $(15,714)    $     --
  Investments in and advances to affiliates......       3,338           --           --
                                                     --------     --------     --------
       Total effect on investing activities......    $ 19,423     $(15,714)    $     --
                                                     =========    =========    =========
Financing Activities
  Mortgage and long-term debt....................    $(39,362)    $ 15,714     $     --
  Notes payable..................................         628           --           --
                                                     --------     --------     --------
       Total effect on financing activities......    $(38,734)    $ 15,714     $     --
                                                     =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     Forest City Enterprises, Inc. is a major, vertically integrated national real estate company with four principal business groups. The COMMERCIAL GROUP develops, acquires, owns and operates shopping centers, office buildings and mixed-use projects including hotels. The RESIDENTIAL GROUP develops or acquires, and owns and operates the Company's multi-family properties. The LAND GROUP owns and develops raw land into master planned communities and other residential developments for resale. The LUMBER TRADING GROUP operates the Company's lumber wholesaling business.

     Forest City Enterprises, Inc. owns approximately $2.5 billion of properties at cost in 20 states and Washington, D.C. The Company's executive offices are in Cleveland, Ohio. Regional offices are located in New York, Los Angeles, Boston, Chicago, Portland, Tucson, Detroit and Washington, D.C.

FISCAL YEAR

     The years 1996, 1995 and 1994 refer to the fiscal years ended January 31, 1997, 1996 and 1995, respectively.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Forest City Enterprises, Inc. and all wholly-owned subsidiaries ("Enterprises" and the "Company"). The Company also includes its proportionate share of the assets, liabilities and results of operations of its real estate partnerships, joint ventures and majority-owned corporations. These entities are included as of their respective fiscal year-ends (generally December 31).

     All significant intercompany accounts and transactions between consolidated entities have been eliminated. Entities which the Company does not control are accounted for on the equity method. Undistributed earnings of such entities included in retained earnings are $418,000 at January 31, 1997.

     The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Certain prior years' amounts in the accompanying financial statements have been reclassified to conform to the current year's presentation. The Consolidated Statements of Cash Flows have been presented using the direct method, whereas the indirect method was used in prior years.

RECOGNITION OF REVENUE AND PROFIT

     REAL ESTATE SALES -- The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate" for reporting the disposition of properties.

     LEASING OPERATIONS -- The Company enters into leases with tenants in its rental properties. The lease terms of tenants occupying space in the shopping centers and office buildings range from 1 to 25 years, excluding leases with anchor tenants. Minimum rent revenues are recognized when due from tenants. Leases with most shopping center tenants provide for percentage rents when the tenants' sales volumes exceed stated amounts. The Company is also reimbursed for certain expenses related to operating its commercial properties.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

     LUMBER BROKERAGE -- The Company recognizes the gross margin on these sales as revenue. Sales invoiced for the years 1996 through 1994 were approximately $2,884,000,000, $2,337,500,000 and $2,697,500,000, respectively.

     CONSTRUCTION -- Revenue and profit on long-term fixed-price contracts are reflected under the percentage-of-completion method. On reimbursable cost-plus fee contracts, revenues are recorded in the amount of the accrued reimbursable costs plus proportionate fees at the time the costs are incurred.

RECOGNITION OF COSTS AND EXPENSES

     Operating expenses primarily represent the recognition of operating costs, administrative expenses and taxes other than income taxes.

     For financial reporting purposes, interest and real estate taxes during development and construction are capitalized as a part of the project cost.

     Depreciation is generally computed on a straight-line method over the estimated useful asset lives. The estimated useful lives of buildings range from 20 to 50 years.

     Major improvements are capitalized and expensed through depreciation charges. Repairs, maintenance and minor improvements are expensed as incurred. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the respective accounts and any resulting gains or losses are reported in the Consolidated Statements of Earnings.

     The Company periodically reviews its properties to determine if its carrying costs will be recovered from future operating cash flows. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded as a provision for decline in real estate.

LAND OPERATIONS

     Land held for development or sale is stated at the lower of carrying amount or fair value less cost to sell.

INVENTORIES

     The lumber brokerage inventories are stated at the lower of cost or market. Inventory cost is determined by specific identification and average cost methods.

OTHER ASSETS

     Included in other assets are costs incurred in connection with obtaining financing, which are deferred and amortized over the life of the related debt. Costs incurred in connection with leasing space to tenants are also included in other assets and are deferred and amortized on the straight-line method over the lives of the related leases.

INCOME TAXES

     Deferred tax assets and liabilities reflect the tax consequences on future years of differences between the tax and financial statement basis of assets and liabilities at year-end. The Company has recognized the benefits of its tax loss carryforward and general business tax credits which it expects to use as a reduction of the deferred tax expense.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company determined the estimated fair value of its debt and hedging instruments by aggregating the various types (i.e. fixed-rate versus variable-rate debt) and discounting future cash payments at interest rates that the Company believes approximates the current market. There was no material difference in the carrying amount and the estimated fair value of the Company's total mortgage debt and hedging instruments.

INTEREST RATE PROTECTION AGREEMENTS

     The Company maintains a practice of hedging its variable interest rate risk by purchasing interest rate caps or entering into interest rate swap agreements for periods of one to five years. The principal risk to the Company through its interest rate hedging strategy is the potential inability of the financial institution from which the interest rate protection was purchased to cover all of its obligations. To mitigate this exposure, the Company purchases its interest rate protection from either the institution that holds the debt or from institutions with a minimum A credit rating.

     The cost of interest rate protection is capitalized in other assets in the Consolidated Balance Sheets and amortized over the benefit period as interest expense in the Consolidated Statements of Earnings.

STOCK-BASED COMPENSATION

     The Company follows Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees", and related Interpretations to account for stock-based compensation. As such, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount the employee is required to pay for the stock.

STOCK SPLIT

     On December 11, 1996, the Board of Directors declared a three-for-two stock split of the Company's common stock payable February 17, 1997 to shareholders of record on February 3, 1997. The stock split was effected as a stock dividend. The stock split is given retroactive effect to the beginning of the earliest period presented in the accompanying Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity by transferring the par value of the additional shares issued from the additional paid-in capital account to the common stock accounts. All share and per share data included in this annual report, including stock option plan information, have been restated to reflect the stock split.

EARNINGS PER SHARE

     Earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the year of 13,155,236 in 1996, 13,480,164 in 1995 and 13,487,421 in 1994. Stock options outstanding during 1996 did not have a material dilutive effect on earnings per share.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

CAPITAL STOCK

     Class B common stock is convertible into Class A common stock on a share-for-share basis. The 1,000,000 authorized shares of preferred stock without par value, none of which have been issued, may be convertible into Class A common stock.

     Class A common shareholders elect 25% of the members of the Board of Directors and Class B common shareholders elect the remaining directors annually. The Company currently has 12 directors.

     During 1996, the Company repurchased 232,950 shares of Class A and 26,550 shares of Class B common stock, and during 1995, the Company repurchased 3,000 shares of Class A and 112,500 shares of Class B common stock. All these shares were held in treasury at January 31, 1997.

NEW ACCOUNTING STANDARD

     Effective February 1, 1996, the Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires that long-lived assets to be held and used or disposed of should be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 and determined that no impairment loss is required to be recognized for real estate held and used or to be disposed of in the current year.

B. REAL ESTATE AND RELATED ACCUMULATED DEPRECIATION AND NONRECOURSE MORTGAGE
   DEBT

     The components of real estate cost and related nonrecourse mortgage debt are presented below.

                                                           January 31, 1997
                                        -------------------------------------------------------
                                                         Less                       Nonrecourse
                                          Total       Accumulated        Net         Mortgage
                                           Cost       Depreciation      Cost           Debt
                                        ----------    -----------    -----------    -----------
                                                            (in thousands)
    Completed rental properties
      Residential....................   $  605,201    $  110,467     $   494,734    $   496,545
      Commercial
         Shopping centers............      787,468       125,721         661,747        682,596
         Office and other
           buildings.................      835,190       151,545         683,645        657,189
      Corporate and other equipment..       19,534        12,097           7,437             --
                                        ----------      --------      ----------     ----------
                                         2,247,393       399,830       1,847,563      1,836,330
                                        ----------      --------      ----------     ----------
    Projects under development
      Residential....................       46,564            --          46,564          9,601
      Commercial
         Shopping centers............       91,223            --          91,223          8,729
         Office and other
           buildings.................       82,350            --          82,350         12,070
                                        ----------      --------      ----------     ----------
                                           220,137            --         220,137         30,400
                                        ----------      --------      ----------     ----------
    Land held for development or
      sale...........................       52,649            --          52,649         31,698
                                        ----------      --------      ----------     ----------
                                        $2,520,179    $  399,830     $ 2,120,349    $ 1,898,428
                                        ==========      ========      ==========     ==========

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

C. NOTES AND ACCOUNTS RECEIVABLE, NET

     Notes and accounts receivable are summarized below.

                                                                         January 31,
                                                                    ----------------------
                                                                      1997         1996
                                                                    ---------    ---------
                                                                    (in thousands)
    Lumber brokerage.............................................   $ 153,944    $ 116,295
    Real estate sales............................................      14,509       13,862
    Syndication activities.......................................      12,865       15,072
    Receivable from tenants......................................      12,795       12,527
    Other receivables............................................      15,840       14,108
                                                                     --------     --------
                                                                      209,953      171,864
    Allowance for doubtful accounts..............................      (4,994)      (3,687)
                                                                     --------     --------
                                                                    $ 204,959    $ 168,177
                                                                     ========     ========

     Notes receivable at January 31, 1997 of $24,536,000, reflected in real estate sales and syndication activities in the table above, are collectible primarily over five years, with $15,488,000 being due within one year. The weighted average interest rate at January 31, 1997 and 1996 was 9.2% and 11.8%, respectively.

     In July 1996, the Lumber Trading Group entered into a three-year agreement under which it is selling an undivided interest in a pool of accounts receivable up to a maximum of $90,000,000. At January 31, 1997 and 1996, the Company had received $34,000,000 and $27,000,000, respectively, as net proceeds from this transaction. The program is non-recourse to the Company and the Company bears no risk as to the collectability of the accounts receivable. An interest in additional accounts receivable may be sold as collections reduce previously sold interests.

D. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Included in accounts payable and accrued expenses at January 31, 1997 and 1996 are book overdrafts of approximately $66,971,000 and $48,316,000, respectively. The overdrafts are a result of the Company's cash management program and represent checks issued but not yet presented to a Company bank for collection.

E. NOTES PAYABLE

     The components of notes payable, which represent indebtedness whose original maturity dates are within one year of issuance, are as follows.

                                                                         January 31,
                                                                      ------------------
                                                                       1997       1996
                                                                      -------    -------
                                                                      (in thousands)
     Payable To
       Banks...................................................       $15,191    $12,743
       Other...................................................        21,850      7,113
                                                                      -------    -------
                                                                      $37,041    $19,856
                                                                      =======    =======

     Notes payable to banks reflect borrowings on the Lumber Trading Group's $46,000,000 bank lines of credit. The Company has the right to borrow an additional $10,000,000 for up to 90 days

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

E. NOTES PAYABLE -- CONTINUED

through May 31, 1997 under these bank lines of credit. Borrowings under these bank lines of credit, which are non-recourse to the Company, are collateralized by all the assets of the Lumber Trading Group and bear interest at prime and has a fee of 1/5% per annum on the unused portion of the available commitment. These bank lines of credit are subject to review and extension annually. The weighted average interest rate was 8.3% and 8.9% at January 31, 1997 and 1996, respectively.

     Interest expense on notes payable was $5,166,000 in 1996, $5,078,000 in 1995 and $5,321,000 in 1994. Interest actually paid on notes payable was $5,097,000 in 1996, $5,129,000 in 1995 and $5,527,000 in 1994.

F. MORTGAGE DEBT, NONRECOURSE

     Mortgage debt, which is collateralized by completed rental properties, projects under development and certain undeveloped land, is as follows.

                                                               January 31,
                                            --------------------------------------------------
                                                    1997                         1996
                                            ---------------------        ---------------------
                                                          (dollars in thousands)
                                                          RATE(1)                      Rate(1)
                                                          -------                      -------
     Fixed...............................   $  917,547     7.96%        $  738,217      8.09%
     Variable --
       Taxable(2)........................      769,169      7.38            910,767      7.16
       Tax-Exempt........................      134,302      4.38            128,199      4.13
     UDAG and other subsidized loans.....       77,410      2.60             54,876      2.56
                                            ----------                   ----------
                                            $1,898,428      7.25         $1,832,059      7.19
                                            ==========                   ==========

---------------

(1) The weighted average interest rates shown above include both the base index and the lender margin.

(2) At February 1, 1997, $330,385,000 of this debt is subject to interest rate swaps as described below.

     Debt related to projects under development at January 31, 1997 totals $30,400,000, out of a total commitment from lenders of $93,461,000. Of this outstanding debt, $25,288,000 is variable-rate debt and $5,112,000 is fixed-rate debt. The Company generally borrows funds for development and construction projects with maturities of three to seven years utilizing variable-rate financing. Upon opening and achieving stabilized operations, the Company generally obtains long-term fixed-rate financing.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

F. MORTGAGE DEBT, NONRECOURSE -- CONTINUED

     As of January 31, 1997, the Company had entered into $378,385,000 of London Interbank Offered Rate ("LIBOR") interest rate swap agreements for durations ranging from one to five years, as follows.

 SWAP BASE                               PRINCIPAL
LIBOR RATE            PERIOD            OUTSTANDING
-----------    --------------------    --------------
                                       (in thousands)
   6.25%       03/15/96 - 12/29/00        $ 21,624
   6.28%       04/15/96 - 04/15/99          99,095
   6.54%       06/03/96 - 10/31/00          58,052
   6.64%       01/02/97 - 01/04/99          39,750
   6.21%       02/01/97 - 02/01/98          80,000
   6.28%       05/01/96 - 11/12/01          31,864
   6.25%       05/01/97 - 02/01/98          48,000
                                           -------
                                          $378,385
                                           =======

     The effect of these interest rate swap agreements reduces the Company's outstanding taxable variable-rate debt at February 1, 1997, to $438,784,000, which is 23.1% of the total mortgage debt.

     In addition, the Company has purchased LIBOR interest rate caps ranging from 6.50% to 9.85% on $40,969,000 of its variable-rate debt with varying expiration dates through February 1, 2001.

     The Urban Development Action Grants and other subsidized loans bear interest at rates which are below prevailing commercial lending rates and are granted to the Company as an inducement to develop real estate in economically underdeveloped areas. A right to participate by the local government in the future cash flows of the project is generally a condition of these loans. Participation in annual cash flows generated from operations is recognized as an expense in the period earned. Participation in appreciation and cash flows resulting from a sale or refinancing is recorded as an expense at the time of sale or is capitalized as additional basis and amortized if amounts are paid prior to the disposition of the property.

     Mortgage debt maturities for the next five years ending January 31 are as follows: 1998, $288,915,000; 1999, $167,563,000; 2000, $416,612,000; 2001,
$318,753,000 and 2002, $98,186,000.

     The Company is engaged in discussions with its current lenders and is actively pursuing new lenders to extend and refinance the mortgage debt that matures. The Company intends to convert a significant portion of its existing variable-rate debt to fixed-rate mortgages in order to reduce the volatility in the Company's project mortgage interest expense.

     Interest incurred on mortgage debt was $129,241,000 in 1996, $126,520,000 in 1995 and $110,899,000 in 1994, of which $1,383,000, $2,861,000 and $2,156,000 was capitalized, respectively. Interest actually paid on mortgage debt, net of capitalized interest, was $122,341,000 in 1996, $118,889,000 in 1995 and
$105,256,000 in 1994.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

G. LONG-TERM DEBT

     Long-term debt is as follows.

                                                                         January 31,
                                                                    ---------------------
                                                                     1997          1996
                                                                    -------      --------
                                                                       (in thousands)
     Term loan...................................................   $45,000      $ 55,000
     Revolving credit agreement..................................    48,000        53,000
     Other debt..................................................     1,923         5,061
                                                                    -------      --------
                                                                    $94,923      $113,061
                                                                    =======      ========

     At January 31, 1997, the Company had a term loan maturing July 1, 2001 and an $80,000,000 revolving credit agreement maturing July 25, 1998. The term loan requires quarterly principal payments of $2,500,000. The revolving credit agreement allows for up to $20,000,000 in outstanding letters of credit (none of which were outstanding at January 31, 1997), which shall reduce the revolving credit portion available to the Company. At its maturity, the revolving credit agreement may be renewed annually or converted to a seven-year term loan by the Company. The term loan and revolving credit agreement provide, among other things, for 1) interest rates which range from 1/4% to 3/4% over the prime rate or 2% to 2 1/2% over LIBOR; 2) the maintenance of a specified level of net worth and cash flows (as defined); and 3) a restriction on dividend payments. At January 31, 1997, approximately $7,203,000 of retained earnings were available for payment of dividends.

     The Company has entered into an interest rate swap agreement to fix $87,000,000 of the term loan and revolving credit agreement at the base LIBOR rate of 6.21% plus lender margin for the period February 1, 1997 to February 1, 1998.

     Interest rates on the other debt ranged primarily from 6.1% to 12.3% at January 31, 1997.

     Maturities of other debt for the next five years ending January 31 are as follows: 1998, $850,000; 1999, $794,000; 2000, $151,000; 2001, $80,000; and
2002, $22,000.

     Interest incurred on long-term debt was $6,982,000 in 1996, $7,764,000 in 1995 and $7,650,000 in 1994 of which $6,642,000, $6,500,000 and $4,893,000 was capitalized, respectively. Interest actually paid on long-term debt was $7,116,000 in 1996, $7,991,000 in 1995 and $7,790,000 in 1994.

CONSOLIDATED INTEREST

     Total interest incurred on all forms of indebtedness (included in Notes E, F and G) was $141,389,000 in 1996, $139,362,000 in 1995 and $123,870,000 in 1994
of which $8,025,000, $9,361,000 and $7,049,000 was capitalized, respectively. Interest paid on all forms of indebtedness was $134,554,000 in 1996, $132,009,000 in 1995 and $118,573,000 in 1994.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

H. INCOME TAXES

     The provision (benefit) for income taxes consists of the following components.

                                                         For the Years Ended January 31,
                                                        ----------------------------------
                                                         1997         1996          1995
                                                        -------      -------      --------
                                                                  (in thousands)
     Current
       Federal.......................................   $   896      $   159      $  4,764
       Foreign.......................................       580          143            63
       State.........................................       459           68         1,230
                                                        -------      -------      --------
                                                          1,935          370         6,057
                                                        -------      -------      --------
     Deferred
       Federal.......................................     6,985        6,083        (9,945)
       Foreign.......................................      (126)          --            --
       State.........................................     4,157        4,170        (2,076)
                                                        -------      -------      --------
                                                         11,016       10,253       (12,021)
                                                        -------      -------      --------
     Total provision (benefit).......................   $12,951      $10,623      $ (5,964)
                                                        =======      =======      ========

     The effective tax rate for income taxes varies from the federal statutory rate of 35% for 1996, 1995 and 1994 due to the following items.

                                                         For the Years Ended January 31,
                                                        ----------------------------------
                                                         1997         1996          1995
                                                        -------      -------      --------
                                                                  (in thousands)
     Statement earnings (loss) before income taxes...   $22,122      $17,562      $(24,497)
                                                        =======      =======      ========
     Income taxes computed at the statutory rate.....   $ 7,742      $ 6,146      $ (8,574)
     Increase (decrease) in tax resulting from:
       State taxes, net of federal benefit...........     3,000        2,220          (839)
       Contribution carryover........................       811          520           494
       Nondeductible lobbying costs..................       811           --            --
       Adjustment of prior estimated taxes...........      (111)         566           589
       Valuation allowance...........................       351          897           102
       Losses without tax benefits...................        --           --         2,067
       Other items...................................       347          274           197
                                                        -------      -------      --------
     Total provision (benefit).......................   $12,951      $10,623      $ (5,964)
                                                        =======      =======      ========

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

H. INCOME TAXES -- CONTINUED
     An analysis of the deferred tax provision (benefit) is as follows.

                                                         For the Years Ended January 31,
                                                        ----------------------------------
                                                         1997         1996          1995
                                                        -------      -------      --------
                                                                  (in thousands)
     Excess of tax over statement depreciation and
       amortization..................................   $ 4,730      $ 5,743      $  8,046
     Allowance for doubtful accounts deducted for
       statement purposes............................      (349)         461          (464)
     Costs on land and rental properties under
       development expensed for tax purposes.........     3,244         (515)          366
     Revenues and expenses recognized in different
       periods for tax and statement purposes........    (2,652)       6,224       (14,893)
     Development fees deferred for statement
       purposes......................................      (109)      (1,326)         (400)
     Provision for decline in real estate............    (1,650)       3,547        (3,547)
     Deferred state taxes, net of federal benefit....     2,392        2,565           757
     Interest on construction advances deferred for
       statement purposes............................      (189)        (953)        1,609
     Benefits of tax loss carryforward recognized
       against deferred taxes........................     3,187       (5,656)       (1,869)
     Deferred compensation...........................     2,061         (734)       (1,728)
     Valuation allowance.............................       351          897           102
                                                        -------      -------      --------
     Deferred provision (benefit)....................   $11,016      $10,253      $(12,021)
                                                        =======      =======      ========

     The types of differences that give rise to significant portions of the deferred income tax liability are as follows.

                                                                TEMPORARY         DEFERRED TAX
                                                               DIFFERENCES      (ASSET)LIABILITY
                                                               -----------      ----------------
                                                                        (in thousands)
     Depreciation...........................................    $ 237,653           $ 93,992
     Capitalized costs......................................      142,517             56,365
     Net operating losses...................................      (88,868)           (35,147)
     General business credits...............................           --             (3,601)
     Other..................................................        2,996              3,879
                                                                 --------           --------
                                                                $ 294,298           $115,488
                                                                 ========           ========

     Income taxes paid (refunded) totaled $830,000, $(888,000) and $3,244,000 in 1996, 1995 and 1994, respectively. At January 31, 1997, the Company had a net operating loss carryforward for tax purposes of $88,868,000 which will expire in the years ending January 31, 2005 through January 31, 2011 and general business credits carryovers of $3,601,000 which will expire in the years ending January 31, 2003 through January 31, 2011. The Company's deferred tax liability at January 31, 1997 is comprised of deferred liabilities of $194,574,000, deferred assets of $83,832,000 and a valuation allowance related to state taxes and general business credits of $4,746,000.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

I. SEGMENT INFORMATION

     Principal business groups are determined by the type of customer served or the product sold. The COMMERCIAL GROUP develops, acquires, owns and operates shopping centers, office buildings and mixed-use projects including hotels. The RESIDENTIAL GROUP develops or acquires, and owns and operates the Company's multi-family properties. The LAND GROUP owns and develops raw land into master planned communities and other residential developments for resale to users principally in Arizona, Florida, Nevada, New York and Ohio. The LUMBER TRADING GROUP operates the Company's lumber wholesaling business. CORPORATE includes interest on corporate borrowings and general administrative expenses. The following tables summarize selected financial data by business segment for the fiscal years ended January 31, 1997, 1996 and 1995.

                                                                            For the Years Ended January 31,
                                                        ------------------------------------------------------------------------
                                                                                                    Earnings (Loss) Before
                                                                     Revenues                            Income Taxes
                                                        -----------------------------------    ---------------------------------
                                                          1997         1996         1995         1997        1996        1995
                                                        ---------    ---------    ---------    --------    --------    ---------
                                                                                     (in thousands)
Commercial Group.....................................   $ 309,834    $ 294,241    $ 258,966    $ (1,656)   $ 12,283    $   7,482
Residential Group(1).................................     116,525      105,749      128,124       6,795       7,238        4,880
Land Group...........................................      53,888       42,889       48,894       6,007       3,823        3,290
Lumber Trading Group(2)..............................     124,491       81,093       80,590       8,966       5,826        4,906
Provision for decline in real estate.................          --           --           --     (12,263)     (9,581)     (10,133)
Gain (loss) on disposition of properties.............          --           --           --      17,574        (754)     (30,835)
Corporate............................................       5,711        5,461        6,034      (3,301)     (1,273)      (4,087)
                                                         --------     --------     --------    --------     -------     --------
    Consolidated.....................................   $ 610,449    $ 529,433    $ 522,608    $ 22,122    $ 17,562    $ (24,497)
                                                         ========     ========     ========    ========     =======     ========

                                                                                For the Years Ended January 31,
                                                              -------------------------------------------------------------------
                                                                                          Real Estate
                                                              -------------------------------------------------------------------
                            Identifiable Assets at                                                 Depreciation and Amortization
                                  January 31,                           Additions, net
                    ---------------------------------------   ----------------------------------   ------------------------------
                       1997          1996          1995         1997        1996         1995        1997       1996       1995
                    -----------   -----------   -----------   ---------   ---------   ----------   --------   --------   --------
                                                                   (in thousands)
Commercial
  Group...........  $ 1,699,056   $ 1,640,810   $ 1,566,320   $  84,972   $  83,623   $   95,264   $ 54,875   $ 49,572   $ 46,870
Residential
  Group(1)........      642,873       613,480       614,609      26,120      27,612     (184,465)    15,419     14,001     17,108
Land Group........       88,953       121,031       126,680     (25,658)     (8,887)       5,791        748         59         90
Lumber Trading
  Group...........      209,901       172,305       175,107       2,285        (504)         542      2,140      1,962      1,377
Corporate.........      100,622        83,420       102,018       7,377       1,103          (62)       122        122        135
                     ----------    ----------    ----------    --------    --------    ---------    -------    -------    -------
   Consolidated...  $ 2,741,405   $ 2,631,046   $ 2,584,734   $  95,096   $ 102,947   $  (82,930)  $ 73,304   $ 65,716   $ 65,580
                     ==========    ==========    ==========    ========    ========    =========    =======    =======    =======

---------------

(1) The Residential Group includes the Company's apartment and residential development divisions. In prior years, these divisions were reported separately. Segment information for the years ended January 31, 1996 and 1995 in this Note I combines these divisions to conform to the current year presentation.

(2) The Company recognizes the gross margin on lumber brokerage sales as revenue. Sales invoiced for the years ended January 31,1997, 1996 and 1995 were approximately $2,884,000,000, $2,337,500,000 and $2,697,500,000,
    respectively.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

J. LEASES

THE COMPANY AS LESSOR

     The following summarizes the minimum future rental income to be received on noncancelable operating leases of commercial properties that generally extend for periods of more than one year.

                                                                           FOR THE YEARS
                                                                         ENDING JANUARY 31,
                                                                         ------------------
                                                                           (in thousands)
     1998.............................................................       $  152,852
     1999.............................................................          149,394
     2000.............................................................          142,181
     2001.............................................................          134,404
     2002.............................................................          116,515
     Later years......................................................          823,259
                                                                             ----------
          Total minimum future rentals................................       $1,518,605
                                                                             ==========

     Most of the commercial leases include provisions for reimbursements of other charges including real estate taxes and operating costs. Other charges amounted to $94,033,000, $84,533,000 and $83,881,000 in 1996, 1995 and 1994,
respectively.

THE COMPANY AS LESSEE

     The Company is a lessee under various operating leasing arrangements for real property and equipment having terms expiring through 2076, excluding optional renewal periods.

     Minimum fixed rental payments under long-term leases (over one year) in effect at January 31, 1997 are as follows.

                                                             FOR THE YEARS
                                                           ENDING JANUARY 31,
                                                           ------------------
                                                             (in thousands)
                    1998................................        $  9,425
                    1999................................           8,711
                    2000................................           6,874
                    2001................................           6,373
                    2002................................           5,651
                    Later years.........................         140,915
                                                                --------
                      Total minimum lease payments......        $177,949
                                                                ========

     Rent expense was $8,813,000, $6,986,000 and $6,468,000 for 1996, 1995 and
1994, respectively.

K. CONTINGENT LIABILITIES

     As of January 31, 1997, the Company has guaranteed loans totaling $1,661,000 and has $12,555,000 in outstanding letters of credit.

     The Company customarily guarantees lien-free completion of its construction. Upon completion the guarantees are released. The Company is also involved in certain claims and litigation related to its operations. Based upon the facts known at this time, management is of the opinion that the

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

K. CONTINGENT LIABILITIES -- CONTINUED

ultimate outcome of all such claims and litigation will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

L. STOCK OPTION PLAN

     During 1994, the Board of Directors of the Company and the shareholders approved the 1994 Stock Option Plan ("Plan"). Shares may be awarded under the Plan to key employees in the form of either incentive stock options or non-qualified stock options. The aggregate number of shares that may be awarded during the term of the Plan is 375,000 shares, subject to adjustments under the Plan. The maximum number of shares that may be awarded to any employee during any calendar year is 37,500 shares. The exercise price of all non-qualified and incentive stock options shall be at least equal to the fair market value of a share on the date the option is granted unless the grantee of incentive stock options constructively owns more than ten percent of the total combined voting power of all classes of stock of the Company, in which case the exercise price of each incentive stock option shall be not less than 110% of the fair market value of a share on the date granted. The Plan is administered by the Compensation Committee of the Board of Directors. During 1996, 180,900 Class A fixed stock options were granted. The options have a term of 10 years and vest over two to four years. No options were granted in 1994 and 1995.

     The Company applies APBO No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for its Plan. During 1996, the Company adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Had compensation cost been determined in accordance with SFAS No. 123, net earnings and earnings per share for 1996 would have been reduced to the pro forma amounts indicated below.

                                                                      NET            EARNINGS
                                                                    EARNINGS         PER SHARE
                                                                 --------------      ---------
                                                                 (in thousands)
     As reported..............................................      $ 12,071           $ .92
     Pro forma................................................      $ 11,846           $ .90

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grant in 1996: dividend yield of .5%; expected volatility of 30.7%; risk-free interest rate of 6.5%; and expected life of 8.7 years.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

L. STOCK OPTION PLAN -- CONTINUED

     A summary of stock option activity during 1996 is presented below.

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                 SHARES        EXERCISE PRICE
                                                                ---------      --------------
     Outstanding at beginning of year........................          --
     Granted.................................................     180,900          $28.75
     Exercised...............................................          --
     Forfeited...............................................          --
                                                                ---------
     Outstanding at end of year..............................     180,900          $28.75
                                                                =========
     Options exercisable at year end.........................          --
                                                                =========
     Weighted average fair value of options granted during
       the year..............................................   $   14.37
                                                                =========
     Range of exercise prices................................   $   28.75
                                                                =========
     Weighted average remaining contractual life.............   9.6 years
                                                                =========

M. SUMMARIZED FINANCIAL INFORMATION

     Forest City Rental Properties Corporation ("Rental Properties") is a wholly-owned subsidiary engaged in the development, acquisition and management of real estate projects, including apartment complexes, regional malls and shopping centers, hotels, office buildings and mixed-use facilities. Condensed consolidated balance sheets and statements of earnings for Rental Properties and its subsidiaries follows.

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

M. SUMMARIZED FINANCIAL INFORMATION -- CONTINUED

           FOREST CITY RENTAL PROPERTIES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                           January 31,
                                                                    --------------------------
                                                                       1997            1996
                                                                    ----------      ----------
                                                                          (in thousands)
ASSETS
Real Estate
  Completed rental properties....................................   $2,227,859      $2,085,284
  Projects under development.....................................      215,960         246,240
                                                                    ----------      ----------
                                                                     2,443,819       2,331,524
  Less accumulated depreciation..................................     (387,733)       (338,216)
                                                                    ----------      ----------
          Total Real Estate......................................    2,056,086       1,993,308
Cash.............................................................       14,194          24,430
Other Assets.....................................................      267,596         250,171
                                                                    ----------      ----------
                                                                    $2,337,876      $2,267,909
                                                                    ==========      ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
Mortgage debt, nonrecourse.......................................   $1,866,730      $1,767,910
Accounts payable and accrued expenses............................      101,532         130,099
Long-term debt...................................................       93,467         108,049
Other liabilities and deferred credits...........................      157,466         150,143
                                                                    ----------      ----------
          Total Liabilities......................................    2,219,195       2,156,201
                                                                    ----------      ----------
SHAREHOLDER'S EQUITY
Common stock and additional paid-in capital......................        5,378           5,378
Retained earnings................................................      113,303         106,330
                                                                    ----------      ----------
          Total Shareholder's Equity.............................      118,681         111,708
                                                                    ----------      ----------
                                                                    $2,337,876      $2,267,909
                                                                    ==========      ==========

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

M. SUMMARIZED FINANCIAL INFORMATION -- CONTINUED

           FOREST CITY RENTAL PROPERTIES CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                            For the Years Ended January 31,
                                                          ------------------------------------
                                                            1997          1996          1995
                                                          --------      --------      --------
                                                                     (in thousands)
Revenues...............................................   $426,226      $398,576      $386,858
                                                          --------      --------      --------
Operating expenses.....................................    228,110       198,282       205,707
Interest expense.......................................    121,186       117,560       104,836
Provision for decline in real estate...................     11,684         9,581        10,133
Depreciation and amortization..........................     70,221        63,557        63,956
                                                          --------      --------      --------
                                                           431,201       388,980       384,632
                                                          --------      --------      --------
Gain (loss) on disposition of properties...............     17,574          (754)      (30,835)
                                                          --------      --------      --------
EARNINGS (LOSS) BEFORE INCOME TAXES....................     12,599         8,842       (28,609)
INCOME TAX EXPENSE (BENEFIT)
  Current..............................................       (989)       (1,213)         (375)
  Deferred.............................................      9,515         6,925        (7,573)
                                                          --------      --------      --------
                                                             8,526         5,712        (7,948)
                                                          --------      --------      --------
NET EARNINGS (LOSS) BEFORE EXTRAORDINARY GAIN..........      4,073         3,130       (20,661)
Extraordinary gain, net of tax.........................      2,900         1,847        60,449
                                                          --------      --------      --------
NET EARNINGS...........................................   $  6,973      $  4,977      $ 39,788
                                                          ========      ========      ========

N. GAIN (LOSS) ON DISPOSITION AND EXTRAORDINARY GAIN

     During 1996, the Company recorded a gain on disposition of properties of $17,574,000, before tax of $7,976,000, primarily resulting from the sale of its 18.63% interest in Beachwood Place, a regional shopping center in suburban Cleveland, Ohio. In 1995, a loss on disposition of properties of $754,000, before tax of $276,000, was recognized on the sale of a California apartment complex.

     Extraordinary gains, net of tax, of $2,900,000 and $1,847,000 were recorded for 1996 and 1995, respectively. These gains were the result of the extinguishment of nonrecourse mortgage debt and related accrued interest on three rental properties. In 1994, loss on disposition of properties of $19,181,000, net of tax of $11,654,000, was recognized on the sale of Park LaBrea Towers, a 2,825-unit apartment complex located in Los
Angeles, California. Prior to the sale transaction, an extraordinary gain of $56,462,000, net of tax of $27,715,000, was recorded as a result of extinguishment of nonrecourse purchase money mortgage debt and related accrued interest.

     Also in 1994, two other rental properties recognized extraordinary gains on nonrecourse debt extinguishment, amounting to $3,987,000, net of tax.

O. SUBSEQUENT EVENT

     During February 1997, the Company settled litigation with the original land owner of Toscana, a 563-unit apartment complex in Irvine, California, and in connection therewith sold the property to the original land owner. As a result of these transactions, the Company recorded litigation settlement proceeds of $15,000,000, a pre-tax loss on disposition of the property of $35,505,000, and a pre-tax extraordinary gain of $18,272,000 related to the extinguishment of a portion of the nonrecourse

                 FOREST CITY ENTERPRISES, INC. AND SUBSIDIARIES

O. SUBSEQUENT EVENT -- CONTINUED
mortgage debt. The net result of these transactions to the Company was a pre-tax loss of $2,233,000.

QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

                                                                        Quarter Ended
                                ----------------------------------------------------------------------------------------------
                                JAN. 31,    OCT. 31,    JULY 31,     APR. 30,    Jan. 31,    Oct. 31,    July 31,     Apr. 30,
         FISCAL YEAR              1997        1996        1996         1996        1996        1995        1995         1995
-----------------------------   --------    --------    ---------    --------    --------    --------    ---------    --------
                                                            (in thousands, except per share data)
Revenues.....................   $169,177    $163,809    $ 148,492    $128,971    $170,643    $126,399    $ 120,807    $111,584
Earnings (loss) before income
  taxes(1)...................   $  2,065    $ 15,527    $   5,488    $   (958)   $ 21,131    $  1,706    $    (998)   $ (4,277)
Net earnings (loss) before
  extraordinary gain(1)(2)...   $   (759)   $  8,054    $   2,822    $   (946)   $ 10,450    $    601    $    (903)   $ (3,209)
Net earnings (loss)..........   $   (759)   $ 10,047    $   3,729    $   (946)   $ 10,450    $    601    $     944    $ (3,209)
Net earnings (loss) before
  extraordinary gain per
  common share(1)(2)(4)......   $   (.05)   $    .61    $     .21    $   (.07)   $    .77    $    .04    $    (.06)   $   (.24)
Net earnings (loss) per
  common share(4)............   $   (.05)   $    .76    $     .28    $   (.07)   $    .77    $    .04    $     .08    $   (.24)
Dividends declared per common
  share(3)(4)
  Annual dividend
    Class A..................   $     --    $    .21    $      --    $     --    $     --    $    .17    $      --    $     --
    Class B..................   $     --    $    .21    $      --    $     --    $     --    $    .17    $      --    $     --
  Quarterly dividend
    Class A..................   $    .06    $     --    $      --    $     --    $     --    $     --    $      --    $     --
    Class B..................   $    .06    $     --    $      --    $     --    $     --    $     --    $      --    $     --
Market price range of common
  stock(4)
  Class A
    High.....................   $  41.67    $  33.08    $   28.08    $  25.50    $  24.50    $  26.33    $   26.33    $  23.50
    Low......................   $  32.67    $  27.83    $   24.50    $  22.00    $  21.33    $  24.50    $   22.00    $  20.25
  Class B
    High.....................   $  40.67    $  32.67    $   28.08    $  25.42    $  24.33    $  26.00    $   26.25    $  23.58
    Low......................   $  32.75    $  27.92    $   24.92    $  22.17    $  21.33    $  24.50    $   22.33    $  20.75

---------------

Both classes of common stock are traded on the American Stock Exchange ("Exchange") under the symbols, FCEA and FCEB. High and low prices shown are based upon data provided by the Exchange.

As of March 4, 1997, the number of registered holders of Class A and Class B common stock were 883 and 687, respectively.

(1) Third quarter 1996 data has been restated to reflect the reclassification of $3,297,000, before taxes, from provision for decline in real estate to extraordinary gain. This reclassification represents a $.15 reduction in net earnings (loss) before extraordinary gain per common share, but has no effect on net earnings of the Company.

(2) Excludes the extraordinary gain, net of tax of $2,900,000 ($.22 per share) and $1,847,000 ($.14 per share), in fiscal 1996 and 1995, respectively. These items are explained in Note N in the Notes to Consolidated Financial Statements.

(3) Future dividends will depend upon such factors as earnings, capital requirements and financial condition of the Company. Approximately $7,203,000 of retained earnings were available for payment of dividends as of January 31, 1997, under the restrictions contained in the term loan and revolving credit agreement with a group of banks.

(4) Adjusted for three-for-two split of Class A and Class B common stock effective February 17, 1997.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 29, 1997


                                  $250,000,000

                         FOREST CITY ENTERPRISES, INC.

 DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES, AND CLASS A COMMON STOCK

     Forest City Enterprises, Inc., an Ohio corporation ("Forest City" or the "Company"), may from time to time offer together or separately its (a) debt securities, in one or more series, which may be either senior subordinated debt securities (the "Senior Subordinated Debt Securities") or junior subordinated debt securities (the "Junior Subordinated Debt Securities" and, together with the Senior Subordinated Debt Securities, the "Debt Securities"), (b) shares of its preferred stock, without par value (the "Preferred Stock"), which may be issued in the form of Depositary Shares (as defined herein) evidenced by Depositary Receipts (as defined herein), and (c) shares of its Class A Common Stock, par value $.33 1/3 per share (the "Class A Common Stock"). The Debt Securities, Preferred Stock, and Class A Common Stock, are referred to herein collectively as the "Offered Securities."

     The Offered Securities may be issued in one or more series or issuance and will be limited to $250,000,000 aggregate public offering price (or its equivalent, based on the applicable exchange rate at the time of sale, in one or more foreign currencies, currency units or composite currencies as shall be designated by Forest City).

     Specific terms of the particular Offered Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (a) in the case of the Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculating interest, if any, place or places where principal, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Offered Securities, initial public offering or purchase price, methods of distribution and other special terms, (b) in the case of Preferred Stock, the specific designation, stated value and liquidation preference per share and number of shares offered, dividend rate (which may be fixed or variable) or method of calculating dividends, place or places where dividends will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Offered Securities, initial public offering or purchase price, methods of distribution and other special terms, (c) in the case of Class A Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms, and (d) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share.

     The Debt Securities will be unsecured. Accordingly, holders of the Debt Securities should look only to the assets of Forest City for payments of interest and principal and premium, if any. The Debt Securities will be subordinated in right of payment to all senior debt of Forest City, and the Junior Subordinated Debt Securities will be subordinated to the Senior Subordinated Debt Securities, to the extent described herein and in the applicable Prospectus Supplement relating thereto. The Debt Securities may be denominated in United States dollars or, at the option of Forest City if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may only be issued in registered form or in the form of one or more global debt securities unless otherwise specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global debt securities.


     The Prospectus Supplement also will contain information, as applicable, about certain United States Federal income tax considerations relating to the Offered Securities.



     The Offered Securities may be sold through agents, underwriters or dealers as designated from time to time, directly to purchasers, or through a combination of such methods. See "Plan of Distribution." If agents of Forest City or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts, if any, will be set forth in or may be calculated from the Prospectus Supplement with respect to such Offered Securities.


     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                               ------------------


               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION


     Forest City is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as Forest City, that file electronically with the Commission and the address of such Web site is http://www.sec.gov. Additionally, the Class A Common Stock of Forest City, par value $.33 1/3 per share, and the Class B Common Stock of Forest City, par value $.33 1/3 per share, are listed on the American Stock Exchange, Inc. and such reports, proxy statements and other information concerning Forest City are also available for inspection at the offices of the American Stock Exchange, Inc. located at 86 Trinity Place, New York, NY 10006-1881.


     Forest City has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Offered Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Forest City and the Offered Securities, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Forest City with the Commission are incorporated into this Prospectus by reference:


     1. Forest City's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-4372); and



     2. Description of Forest City's Class A Common Stock contained in its Registration Statement on Form 10 (File No. 1-4372).


     Each document or report filed by Forest City pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document.

     Forest City will provide without charge to any person, including any beneficial owners, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to:
Forest City Enterprises, Inc., 10800 Brookpark Road, Cleveland, Ohio 44130,
Attention: Secretary (telephone: 216-267-1200).

     Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                                  FOREST CITY


     Founded 77 years ago and publicly traded since 1960, Forest City Enterprises, Inc. (with its Subsidiaries, the "Company" or "Forest City") is one of the leading real estate development companies in the United States. It develops, acquires, owns and manages commercial and residential real estate projects in 20 states and the District of Columbia. At January 31, 1997, the Company had $2.7 billion in consolidated assets, of which approximately $2.5 billion was invested in commercial and residential real estate.



     The Company operates through its four principal business groups:



     - The Commercial Group, which develops, acquires, owns and operates shopping centers, office buildings and mixed-use projects including hotels.



     - The Residential Group, which develops, acquires, owns and operates the Company's multi-family properties.


     - The Land Group, which owns and develops raw land into master planned communities and other residential developments for resale.

     - The Lumber Trading Group, which operates the Company's lumber wholesaling business.


     Forest City was incorporated in Ohio in 1960 as a successor to a business started in 1921. The address of Forest City's principal executive offices is 10800 Brookpark Road, Cleveland, Ohio 44130; its telephone number is
(216)267-1200.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. For the purpose of computing such ratio, "earnings" consist of income from continuing operations before provision for income taxes and extraordinary gain, plus fixed charges, and distributed income from less than 50%-owned companies carried at equity, amortization of previously capitalized interest, equity method losses where the debt obligations are not guaranteed, less net capitalized interest of consolidated subsidiaries. "Fixed charges" comprise interest on long-term and short-term debt, capitalized interest, amortization of loan procurement costs and the portion of rents representative of an appropriate interest factor.


                                                                     YEAR ENDED JANUARY 31,
                                                                --------------------------------
                                                                1997   1996   1995   1994   1993
                                                                ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges............................  1.11   1.10     --   1.04   1.08



     To date, Forest City has not issued any shares of Preferred Stock; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges and are not separately presented. Total fixed charges exceeded the Company's adjusted earnings by $28,104 for the fiscal year ended January 31, 1995. For the fiscal year ended January 31, 1995, the Company recorded a loss of $31 million relating to the sale of Park Labrea Towers. Earnings, as adjusted, reflects this loss but does not reflect an extraordinary gain of $60 million, also relating to the sale of Park Labrea Towers. The Company has sources of funds other than earnings from operations, principally from depreciation and deferred taxes, that are available to cover fixed charges.

                                USE OF PROCEEDS

     Except as otherwise set forth in the applicable Prospectus Supplement, Forest City intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include repayment of indebtedness, additions to working capital, capital expenditures and acquisitions or for such other purposes as may be specified in the applicable Prospectus Supplement. A more detailed description of the use of proceeds of any specific offering of Offered Securities will be set forth in the Prospectus Supplement pertaining to such offering.

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Subordinated Debt Securities are to be issued under an Indenture (the "Senior Subordinated Indenture"), between Forest City, as issuer, and National City Bank, as Trustee (the "Trustee"). The Junior Subordinated Debt Securities will be issued pursuant to a separate Indenture (the "Junior Subordinated Indenture"), also between Forest City, as issuer, and National City Bank, as Trustee. The Senior Subordinated Indenture and Junior Subordinated Indenture are sometimes referred to collectively as the "Indentures." A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

     The Company currently conducts substantially all of its operations through subsidiaries. The Company's ability to pay principal and interest on the Debt Securities is dependent upon the ability of its subsidiaries to distribute their income to the Company. Certain of these subsidiaries are subject to capital adequacy restrictions and financial covenants.


     The Junior Subordinated Debt Securities will be subordinated in right of payment to all Senior Debt (as defined herein) and the Senior Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness (as defined herein). See "--Subordination of Debt Securities". The only Senior Debt or Senior Indebtedness now outstanding are borrowings under the Credit Agreement dated as of July 25, 1994 among Forest City Rental Properties Corporation, a wholly owned subsidiary of the Company, and the banks party thereto, as amended (the "Credit Agreement"), which borrowings are guaranteed in full by the Company. The Company may borrow up to $125,000,000 under the Credit Agreement; as of March 31, 1997, $110.0 million was outstanding under the Credit Agreement.



     The Holders of Debt Securities (including Senior Subordinated Debt Securities) will also be structurally subordinated to the creditors of the Company's subsidiaries. At January 31, 1997, approximately $1.9 billion of indebtedness issued or guaranteed by subsidiaries of the Company was outstanding in addition to borrowings under the Credit Agreement. Except for the borrowings and guaranties permitted under the Credit Agreement, all indebtedness issued or guaranteed by subsidiaries of the Company is nonrecourse to the Company.


GENERAL

     The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. Forest City may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as Forest City may determine.

     The applicable Prospectus Supplement will set forth whether the Debt Securities offered will be Senior Subordinated Debt Securities or Junior Subordinated Debt Securities, the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt
Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of Forest City; (8) the obligation, if any, of Forest City to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of Forest City or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the relevant Indenture described under "Defeasance and Covenant Defeasance -- Defeasance and Discharge" or "Defeasance and Covenant
Defeasance -- Covenant Defeasance," or under both such captions; (16) if applicable, the terms of any right to convert Debt Securities into shares of Class A Common Stock of Forest City or other securities or property; (17) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities, as defined in the applicable Indenture, and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer" or "Global Securities" and, if different from those described under such captions, any circumstances under which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants applicable to such Debt Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the relevant Indenture. (Section 301)


     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States Federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement under "United States Taxation." In addition, certain special United States Federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.


CONVERSION RIGHTS

     The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities upon conversion would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Debt Securities.

  SENIOR SUBORDINATED DEBT SECURITIES

     The Senior Subordinated Debt Securities will, to the extent set forth in the Senior Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Indebtedness, which includes the guaranty by Forest City of the obligations under the Credit Agreement. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Forest City, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon or to be due thereon, if any, on such Senior Indebtedness before the Holders of the Senior Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium if any) or interest, if any, on the Senior Subordinated Debt Securities. (Section 1502)

     By reason of such subordination, in the event of liquidation or insolvency, Holders of Senior Subordinated Debt Securities may recover less than holders of Senior Indebtedness and may recover more than the Holders of the Junior Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Senior Subordinated Debt Securities, the holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Senior Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Senior Subordinated Debt Securities. (Section 1503)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Senior Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section
1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of Forest City) upon conversion of a Senior Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Senior Subordinated Debt Security.


  JUNIOR SUBORDINATED DEBT SECURITIES


     The Junior Subordinated Debt Securities will, to the extent set forth in the Junior Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of Forest City, the holders of Senior Debt will first be entitled to receive payment in full of all amounts due thereon or to be due thereon, if any, on such Senior Debt before the Holders of the Junior Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium if any) or interest, if any, on the Junior Subordinated Debt Securities. (Section 1502)

     By reason of such subordination, in the event of liquidation or insolvency, Holders of Junior Subordinated Debt Securities may recover less than holders of Senior Debt and may recover less than the Holders of the Senior Subordinated Debt Securities.

     In the event of the acceleration of the maturity of any Junior Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Junior Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Junior Subordinated Debt Securities. (Section 1503)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Junior Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of Forest
City) upon conversion of a Junior Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Junior Subordinated Debt Security.


  DEFINITIONS


     Unless otherwise indicated in the applicable Prospectus Supplement, the following definitions are applicable to the Indentures relating to the Debt Securities. Reference is made to the relevant Indenture for the full definition of each term.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services, (v) all indebtedness of the Person, whether incurred on or prior to the date of the relevant Indenture or thereafter incurred, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and
(vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; provided that such definition shall not include trade accounts payable or accrued liabilities arising in the ordinary course of business.

     "Senior Debt" means the principal of (and premium, if any) and interest if any, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Forest City to the extent that such claim for post-petition interest is allowed in such proceeding) on Debt, whether incurred on or prior to the date of the Junior Subordinated Indenture or thereafter created, assumed or incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (a) any Debt which, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Reform Act of 1978, was without recourse to Forest City, (b) Debt to any employee of Forest City, and (c) the Junior Subordinated Debt Securities.

     "Senior Indebtedness" means (i) the principal of (and premium, if any) and interest on all indebtedness for borrowed money of Forest City other than the Debt Securities, whether incurred on or prior to the date of the Senior Subordinated Indenture or thereafter incurred, except obligations that by their terms are not superior in right of payment to the Senior Subordinated Securities or to other indebtedness which is pari passu with, or subordinated to, the Senior Subordinated Securities and (ii) any deferrals, renewals or extensions of any such indebtedness for money borrowed. The term "indebtedness for money borrowed" as used in the foregoing sentence means any obligation of, or any obligation guaranteed by, Forest City for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets.

ADDITIONAL TERMS

     Neither Indenture limits or prohibits the incurrence of additional Senior Debt or Senior Indebtedness, either of which may include indebtedness that is senior to the Debt Securities, but subordinate to other obligations of Forest City. In connection with the future issuances of Offered Securities, the Indentures may be amended or supplemented to limit the amount of indebtedness incurred by Forest City. See "-- Restrictive Covenants." The Senior Subordinated Debt Securities, when issued, will constitute Senior Debt. The guaranty by Forest City of the obligations of Forest City Rental Properties Corporation under the Credit Agreement constitutes both Senior Debt and Senior Indebtedness.

     The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the relevant Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the relevant Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by Forest City for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but Forest City may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. Forest City has appointed National City Bank as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by Forest City for any Debt Securities will be named in the applicable Prospectus Supplement. (Section
305) Forest City may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that Forest City will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, Forest City will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a depositary (the "Depositary") or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian thereof and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

     Notwithstanding any provision of the relevant Indenture or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified Forest City that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the relevant Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the relevant Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the relevant Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of Forest City, the Trustee or any agent of Forest City or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicted in the applicable Prospectus Supplement, payment of interest on a Debt Security on any interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as Forest City may designate for such purpose from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by Forest City for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. Forest City may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve change in the office through which any Paying Agent acts, except that Forest City will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by Forest City to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to Forest City, and the Holder of such Debt Security thereafter may look only to Forest City for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

     Covenants specific to a particular series of Debt Securities will be included in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indentures will provide that Forest City may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "Successor

Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, Forest City, unless (i) the Successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes Forest City's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of Forest City or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, property of Forest City would become subject to a Lien that would not be permitted by the relevant Indenture, Forest City takes such steps as shall be necessary to secure the Debt Securities, if any, equally and ratably with (or prior to) the indebtedness secured by such Lien and (iv) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the relevant Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not such payment is prohibited by the subordination provisions of the relevant Indenture; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the relevant Indenture; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not such deposit is prohibited by the subordination provisions of the relevant Indenture; (d) failure to perform any other covenant of Forest City in the relevant Indenture (other than a covenant included in the relevant Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 10% in aggregate principal amount of the Outstanding Debt Securities of that series, as provided in the relevant Indenture; (e) failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by Forest City, if, in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such indebtedness has not been discharged or such acceleration has not been rescinded or annulled, in each case, within 10 days after written notice has been given by the Trustee, or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series, as provided in the relevant Indenture; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

     If any Event of Default (other than an Event of Default described in clause
(f) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the relevant Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the relevant Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

     Subject to the provisions of the relevant Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the relevant Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the relevant Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

     Forest City will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not Forest City, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of each Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the relevant Indenture may be made by Forest City and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security,
(f) in the case of Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Debt Securities, (g) reduce the percentage in principal amounts of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the relevant Indenture, (h) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the relevant Indenture or for waiver of certain defaults, (i) modify such provisions with respect to modification and waiver, or (j) in the case of convertible Debt Securities, make any change that adversely affects the right to convert any Debt Security as provided in the relevant Indenture or Prospectus Supplement (except as permitted by the relevant Indenture or to decrease the conversion price of any such Debt Security). (Section 902)

     Each Indenture will provide that the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive compliance by Forest City with certain restrictive provisions of such Indenture. The Holders of a majority in principal amount of the

Outstanding Debt Securities of any series may waive any past default under the relevant Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the relevant Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513) In addition, each Indenture will provide that any consents or waivers sought from Holders of Debt Securities may be obtained in connection with a tender offer or exchange offer for any series of Outstanding Debt Securities or in consideration of payments of money or other value, provided that such tender offer, exchange offer or offer of consideration or other value is made to all Holders of the Outstanding Debt Securities of such series on the same terms. (Section 908)

     Each Indenture will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, Forest City will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under each Indenture, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by Forest City (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable Prospectus Supplement, Forest City may elect, at its option at any time, to have the provisions of
Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the relevant Indenture, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

  DEFEASANCE AND DISCHARGE

     The Indentures will provide that, upon Forest City's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, Forest City will be discharged from all its obligations with respect thereto, including the provisions of Article Fifteen of the relevant Indenture relating to subordination, except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, Forest City has delivered to the Trustee an Opinion of Counsel to the effect that Forest City has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)


  COVENANT DEFEASANCE


     The Indentures will provide that, upon Forest City's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, Forest City may omit to comply with certain restrictive covenants, including any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) and clause (e) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Debt Securities. Forest City, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the relevant Indenture and such Debt Securities. Forest City will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that holders of such Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event Forest City exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, Forest City would remain liable for such payments. (Sections 1303 and 1304)


NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     Forest City, the Trustee and any agent of Forest City or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

RELATIONSHIPS WITH THE TRUSTEE

     National City Bank is Trustee under both the Senior Subordinated Indenture and the Junior Subordinated Indenture. National City Bank is also a lender under the Credit Agreement and is, and likely will be in the future, a lender with respect to individual projects of the Company's subsidiaries.

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                         DESCRIPTION OF PREFERRED STOCK


     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Amended Articles of Incorporation of Forest City adopted as of October 11, 1983 (the "Articles") fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.


GENERAL

     Under the Articles, the Board of Directors of the Company is authorized without further shareholder action, to provide for the issuance of up to 1,000,000 shares of Preferred Stock, in such series, with such preferences, conversion or other rights, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors.

     The Preferred Stock will have the dividend, redemption, liquidation, sinking fund and conversion rights set forth below unless otherwise provided in the applicable Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the designation and authorized number of shares of each series;
(ii) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (iii) the price at which such series will be issued; (iv) the dividend rate, the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (v) any redemption or sinking fund provisions of such series; (vi) any conversion rights; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Class A Common Stock and the Class B Common Stock of Forest City, par value $.33 1/3 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").


     The Board of Directors has approved submission to the Company's shareholders of amendments to the Articles to increase the authorized shares of the Company's Preferred Stock from 1,000,000 shares to 5,000,000 shares. If the proposed amendments are approved at the Annual Meeting of Company Shareholders to be held June 10, 1997, the additional shares of Preferred Stock would be generally available for issuance without further action by the shareholders. In addition, the Board of Directors has approved submission to the Company's shareholders of amendments to the Articles to increase the Class A Common Stock from 16,000,000 shares to 48,000,000 shares and the Class B Common Stock from 6,000,000 shares to 18,000,000 shares. See "Description of Common Stock." It is possible, depending upon the transaction in which Class A Common Stock, Class B Common Stock or Preferred Stock is issued, that issuance of such capital stock could have a dilutive effect on shareholders' equity and earnings per share attributable to present holders of Class A Common Stock and Class B Common Stock.


DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the applicable Prospectus Supplement relating to such series of Preferred Stock. Holders of Preferred Stock will be entitled to receive dividends in preference to and in priority over dividends on account of Common Stock and will be cumulative from the date determined by the Board of Directors.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, unless the accrued dividends on each series of Preferred Stock have been declared and paid.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

RIGHTS UPON LIQUIDATION

     Upon any dissolution, liquidation or winding-up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company, whether from capital, surplus or earnings, and before any distribution of any assets is made on account of Class A Common Stock or Class B Common Stock, the amount per share fixed by the Board of Directors for such series of Preferred Stock (as reflected in the applicable Prospectus Supplement), plus unpaid dividends to the date fixed for distribution. Holders of Preferred Stock will be entitled to no further participation in any distribution made in conjunction with any such dissolution, liquidation or winding-up.

REDEMPTION

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption will specify the number of shares of such series that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right, if applicable, to convert such shares into Class A Common Stock of the Company prior to the date fixed for redemption. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

SINKING FUND

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

CONVERSION RIGHTS

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Class A Common Stock. The Preferred Stock will have no preemptive rights.

VOTING RIGHTS

     Under ordinary circumstances, the holders of Preferred Stock have no voting rights except as required by law. However, if dividends on the Preferred Stock are in arrears for an aggregate of six quarterly dividends upon such shares, the holders of the Preferred Stock, voting as a class, will become entitled to elect two Directors until such time as such arrearages are paid and current dividends paid or declared and funded.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     Forest City may, at its option, elect to offer fractional shares of Preferred Stock ("Depositary Shares"), rather than full shares of Preferred Stock. In such event, Forest City will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between Forest City and a depositary named in the applicable Prospectus Supplement (the "Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to all the provisions of the Deposit Agreement, including the definitions therein of certain terms, and with respect to any particular Depositary Receipts, to the description of the terms thereof included in the Prospectus Supplement relating thereto.

     Pending the preparation of definitive Depositary Receipts, the Stock Depositary may, upon the written order of Forest City, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at Forest City's expense.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders. The Stock Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed will be held by the Stock Depositary (without liability for interest thereon) and will be added to and treated as part of the sum next received by the Stock Depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the Stock Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, in such amounts as are, as nearly as practicable, in proportion to the number of such Depositary Shares owned by such holder, unless the Stock Depositary determines that it is not feasible to make such distribution, in which case the Stock Depositary may, with the approval of Forest City, adopt such method as it deems equitable and practical, including the sale of such property and distribute the net proceeds from such sale to such holders.

     The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by Forest City to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of Depositary Receipts at the corporate trust office of the Stock Depositary (unless the related Depositary Shares have previously been called for redemption), the holder of the Depositary Shares evidenced thereby will be entitled to delivery at such office to or upon such holder's order, of the number of whole shares of the related series of Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Shares making such withdrawals will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares of such Preferred Stock will not thereafter be entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Stock Depositary Shares will be redeemed from the proceeds received by the Stock Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Stock Depositary in accordance with the terms of the Deposit Agreement. Whenever Forest City redeems shares of Preferred Stock held by the Stock Depositary, the Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Stock Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary or by any other method that may be determined by the Stock Depositary to be equitable.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon such redemption and any money, securities, or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Stock Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Stock Depositary as to the exercise of the voting rights pertaining to the amount of whole shares of the Preferred Stock represented by such holder's Depositary Shares. The Stock Depositary will endeavor, insofar as practicable, to vote the amount of whole shares of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Forest City will agree to take all reasonable action which may be deemed necessary by the Stock Depositary in order to enable the Stock Depositary to do so. The Stock Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Forest City and the Stock Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding under such Deposit Agreement. The Deposit Agreement may be terminated by the Stock Depositary or Forest City only if (i) all outstanding Depositary Shares under such Deposit Agreement have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of Forest City and such distribution has been distributed to the holders of Depositary Receipts.

CHARGES AND EXPENSES OF DEPOSITARY

     Forest City will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Forest City will pay charges of the Stock Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock at the option of Forest City, and any withdrawals of Preferred Stock by the holders of Depositary Shares. Holders of Depositary Receipts will pay all other transfer and other taxes and governmental charges and such other charges as they are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Stock Depositary may resign at any time by delivering to Forest City notice of its election to do so, and Forest City may at any time remove the Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     Forest City will deliver, at its own expense, all notices and reports required by law, by the rules of any national securities exchange upon which the Preferred Stock, the Depositary Shares or the Depositary Receipts are listed or by the Company's Articles to be furnished to the record holders of Preferred Stock.

     As provided in the Deposit Agreement, neither the Stock Depositary nor Forest City will be liable if it is prevented or delayed by law or any other circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Forest City and the Stock Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. Forest City and the Stock Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

                          DESCRIPTION OF COMMON STOCK

     The Articles authorize the issuance of (a) 16,000,000 shares of Class A Common Stock, of which, at January 31, 1997, and after giving effect to a three-for-two stock split effective February 17, 1997, 7,932,358 shares were issued and were held of record by 884 shareholders, 235,950 shares were held in treasury and 7,696,408 shares were outstanding and (b) 6,000,000 shares of Class B Common Stock, convertible on a share-for-share basis into Class A Common Stock, of which, at January 31, 1997, and after giving effect to a three-for-two stock split effective February 17, 1997, 5,554,618 shares were issued and were held of record by 690 shareholders, 139,050 shares were held in treasury and 5,415,568 shares were outstanding.

     The description set forth below of the Class A Common Stock and Class B Common Stock is subject to and qualified in its entirety by reference to the Articles.



     The Board of Directors has approved submission to the Company's shareholders of amendments to the Articles to increase the authorized shares of Class A Common Stock from 16,000,000 shares to 48,000,000 shares and the Class B Common Stock from 6,000,000 shares to 18,000,000 shares. If the proposed amendments are approved at the Annual Meeting of Company Shareholders to be held June 10, 1997, the additional shares of Class A Common Stock and Class B Common Stock would be generally available for issuance without further action by the shareholders. In addition, the Board of Directors has approved submission to the Company's shareholders of amendments to the Articles to increase the Company's Preferred Stock from 1,000,000 shares to 5,000,000 shares. See "Description of Preferred Stock." It is possible, depending upon the transaction in which Class A Common Stock, Class B Common Stock or Preferred Stock is issued, that issuance of such capital stock could have a dilutive effect on shareholders' equity and earnings per share attributable to present holders of Class A Common Stock and Class B Common Stock.


GENERAL

     Except as described below, the shares of Class A Common Stock and the shares of Class B Common Stock are in all respects identical, and the respective holders shall be entitled to participate in any dividend, reclassification, merger, consolidation, reorganization, recapitalization, liquidation, dissolution or winding up of the affairs of the Company, share-for-share, without priority or other distinction between classes.

     Both the Class A and Class B Common Stock are listed on the American Stock Exchange. As of January 31, 1997, and after giving effect to a three-for-two stock split effective February 17, 1997, Class A Common Stock accounted for approximately 59% of the total number of shares of Common Stock issued and outstanding.

DIVIDENDS

     The Directors of Forest City are not required to declare a regular cash dividend in any fiscal year. The Class A Common Stock and Class B Common Stock will participate equally on a share-for-share basis in any and all cash dividends paid. No cash dividend can be paid on a class of Common Stock until provision is made for payment of a dividend of at least an equal amount on a share-for-share basis on the other class of Common Stock for such fiscal year.

     Any extra dividend, special dividend or dividend paid other than cash (other than a stock dividend) is required to be paid equally to the holders of Class A Common Stock and the holders of Class B Common Stock on a share-for-share basis. If the Directors determine to declare any stock dividend with respect to either class of Common Stock, they must at the same time declare a proportionate stock dividend with respect to the other class of Common Stock. If the shares of either class of Common Stock are combined or subdivided, the shares of the other class of Common Stock must be combined or subdivided in an equivalent manner. In the discretion of the Directors, dividends payable in Class A Common Stock may be paid with respect to shares of either class of Common Stock, but dividends payable in Class B Common Stock may be paid only with respect to shares of Class B Common Stock.

VOTING RIGHTS


     The holders of the Class A Common Stock (voting as a separate class) are entitled to elect 25% of the Directors rounded up to the nearest whole number. All other Directors are elected by the holders of the Class B Common Stock voting as a separate class. Cumulative voting for the election of Directors is provided by Ohio law if notice in writing is given by any shareholder to the President, a Vice President or the Secretary of the Company not less than forty-eight hours before the time fixed for the holding of the meeting that such shareholder desires cumulative voting with respect to the election of directors by a class of shareholders to which he belongs, and if an announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each holder of shares of that class shall have the right to accumulate such voting power as he possesses at such election with respect to shares of that class. Each holder of shares of Class A Common Stock or Class B Common Stock, as the case may be, shall have as many votes as equal the number of shares of that class of Common Stock owned by him multiplied by the number of directors to be elected by the holders of that class of Common Stock. These votes may be distributed among the total number of directors to be elected by the holders of that class of Common Stock or distributed among any lesser number, in such proportion as the holder may desire.


     In the event that the number of outstanding shares of Class A Common Stock is (as of the record date for any shareholder meeting at which Directors will be elected) less than 10% of the combined outstanding shares of Class A and Class B Common Stock, then the holders of Class A Common Stock will not have the right to elect 25% of the Directors. In such event, the holders of the Class A Common Stock and the holders of the Class B Common Stock would vote together as a single class in the election of all Directors, with each Class A share having one vote and each Class B share having ten votes.

     Further, in the event that the number of outstanding shares of Class B Common Stock as of the above-mentioned record date, is less than 500,000 shares, the holders of Class B Common Stock will lose their rights to elect 75% of the Directors. In such event, the holders of the Class A Common Stock would continue to vote as a separate class to elect 25% of the Directors rounded up to the nearest whole number, and the holders of the Class A and Class B Common Stock would vote together as a single class in the election of the remaining Directors, with each Class A share having one vote and each Class B share having ten votes.

     The holders of Class A Common Stock and the holders of Class B Common Stock are entitled to vote as separate classes (1) for the election of Directors (as discussed above); (2) to amend the Articles or the Code of Regulations of Forest City or approve a merger or consolidation of Forest City with or into another corporation if such amendment, merger or consolidation would adversely affect the rights of the particular class; and (3) on all matters as to which class voting may be required by applicable Ohio law. The holders of the Class A Common Stock vote together with the holders of the Class B Common Stock as a single class on all matters which are submitted to shareholder vote, except as discussed above. When all holders of shares of Forest City vote as a single class, each Class A share has one vote and each Class B share has ten votes.

CONVERSION

     Holders of shares of Class B Common Stock are entitled to convert, at any time and at their election, each share of Class B Common Stock into one share of Class A Common Stock. Shares of Class A Common Stock are not convertible into any security of Forest City.

OTHER TERMS

     Shareholders of Forest City have no preemptive or other rights to subscribe for additional shares of voting securities of Forest City (except for the conversion rights of Class B Common Stock described above and conversion rights of Preferred Stock, if any). Upon any liquidation, dissolution or winding up of Forest City, the assets legally available for distribution to holders of all classes of Common Stock are distributable ratably among the holders of the shares of all classes of Common Stock outstanding at the time. No class of Common Stock is subject to redemption.

TRANSFER AGENT


     National City Bank Corporate Trust Operations Department, Cleveland, Ohio, currently serves as transfer agent for the Common Stock.


                              PLAN OF DISTRIBUTION

     Forest City may sell Offered Securities to or through underwriters and may sell Offered Securities directly to other purchasers or through agents.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Offered Securities, underwriters may receive compensation from Forest City or from purchasers of Offered Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from Forest City and any profit on the resale of Offered Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Forest City will be described, in the relevant Prospectus Supplement.

     Under agreements which may be entered into by Forest City, underwriters and agents who participate in the distribution of Offered Securities may be entitled to indemnification by Forest City against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the relevant Prospectus Supplement, Forest City will authorize underwriters or other persons acting as Forest City's agents to solicit offers by certain institutions to purchase Offered Securities from Forest City pursuant to contracts ("Delayed Delivery Contracts") providing for payment and delivery on a future date. Institutions with which Delayed Delivery Contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Forest City. The obligations of any purchaser under Delayed Delivery Contracts will be subject only to the conditions that (i) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such purchaser is subject, and (ii) if the Offered Securities are being sold to underwriters, Forest City shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Delayed Delivery Contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Delayed Delivery Contracts.

     Agents, underwriters, and dealers may be customers of, engage in transactions with, or perform services for, Forest City and its subsidiaries in the ordinary course of business.

                       VALIDITY OF THE OFFERED SECURITIES

     The validity of the Offered Securities offered hereby will be passed upon for Forest City by Jones, Day, Reavis & Pogue, Cleveland, Ohio, and for any underwriters or agents by counsel to be named in the applicable Prospectus Supplement. Counsel to the underwriters or agents may, in some instances, rely as to certain matters of Ohio law upon the opinion of Jones, Day, Reavis & Pogue.

                                    EXPERTS


     The consolidated financial statements and financial statement schedules of Forest City and Subsidiaries appearing in Forest City's Annual Report on Form 10-K for the year ended January 31, 1997 have been audited by Coopers & Lybrand L.L.P., independent accountants as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

INSIDE BACK COVER

PHOTOGRAPH: Photograph of Silver Lakes
CAPTION: Silver Lakes -- Fort Lauderdale, Flordia

PHOTOGRAPH: Photograph of Studio Colony
CAPTION: Studio Colony -- Los Angeles, California

PHOTOGRAPH: Photograph of Liberty Center
CAPTION: Liberty Center -- Pittsburgh, Pennsylvania

PHOTOGRAPH: Photograph of Tower City Center
CAPTION: Tower City Center -- Cleveland, Ohio

======================================================

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF, OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------

            TABLE OF CONTENTS

          PROSPECTUS SUPPLEMENT

                                            PAGE
                                            ----
Prospectus Supplement Summary.............   S-3
Risk Factors..............................  S-15
Use of Proceeds...........................  S-25
Price Range of Common Stock and Dividend
  History.................................  S-25
Capitalization............................  S-27
The Company...............................  S-28
Strategy for Growth and Competitive
  Advantages..............................  S-29
Business..................................  S-35
Selected Financial and Other
  Information.............................  S-61
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  S-64
Properties................................  S-75
Description of Certain Indebtedness.......  S-78
Management................................  S-82
Underwriting..............................  S-85
Validity of the Class A Common Stock......  S-86
Index to Consolidated Financial
  Statements..............................   F-1

                  PROSPECTUS

Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
Forest City...............................     4
Ratio of Earnings to Fixed Charges........     4
Use of Proceeds...........................     5
Description of Debt Securities............     5
Description of Preferred Stock............    16
Description of Depositary Shares..........    19
Description of Common Stock...............    21
Plan of Distribution......................    23
Validity of the Offered Securities........    24
Experts...................................    24

======================================================

======================================================
                                1,700,000 SHARES

                                  FOREST CITY
                               ENTERPRISES, INC.
                              CLASS A COMMON STOCK
                         (PAR VALUE $.33 1/3 PER SHARE)
                             ---------------------

                         [FOREST CITY ENTERPRISES LOGO]

                             ---------------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:


    Securities and Exchange Commission Registration Fee..................   $   75,757.58
    Trustee's Fees and Expenses*.........................................       15,000.00
    Transfer Agent and Registrar Fees*...................................       15,000.00
    Legal Fees and Expenses*.............................................      300,000.00
    Accounting Fees and Expenses*........................................      150,000.00
    Printing Expenses*...................................................      500,000.00
    Miscellaneous*.......................................................       20,000.00
                                                                                 --------
         Total...........................................................   $1,075,757.58
                                                                                 ========


---------------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees, and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees, and agents for settlements, fines, or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees, and agents) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard to the corporation's best interests.

     Ohio law does not authorize payment of judgments to a director, officer, employee, or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is permitted, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee, or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles, code of regulations, or by contract except with respect to the advancement of expenses of directors.

     Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees, or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

     Forest City's Code of Regulations provides that Forest City shall indemnify any person made or threatened to be made a party to any action, suit, or proceeding, other than an action by or in the right of Forest City, by reason of the fact that he is or was a director, trustee, officer, employee, or agent of Forest City or of any other bank, corporation, partnership, trust or other enterprise for which he was serving as a director, officer, or employee at the request of Forest City, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Forest City, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Under the terms of Forest City's directors' and officers' liability and company reimbursement insurance policy, directors and officers of Forest City are insured against certain liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.


    EXHIBIT
    NUMBER                                   DESCRIPTION OF DOCUMENT
    ------        -----------------------------------------------------------------------------
      1.1    --   Form of Underwriting Agreement for Debt Securities.
      1.2    --   Form of Underwriting Agreement for Preferred Stock.
      1.3    --   Form of Underwriting Agreement for Class A Common Stock.
      4.1    --   Form of Senior Subordinated Indenture between the Registrant and National
                  City Bank, as Trustee thereunder.
      4.2    --   Form of Junior Subordinated Indenture between the Registrant and National
                  City Bank, as Trustee thereunder.
      4.3    --   Form of Deposit Agreement, including form of Depositary Receipt.
      4.4    --   Credit Agreement, dated as of July 25, 1994, among Forest City Rental
                  Properties Corporation, the banks named therein and Society National Bank, as agent, incorporated by reference to Exhibit 10.1 to the Registrant's Form
                  10-Q for the quarter ended July 31, 1994 (File No. 1-4372).
      4.5    --   Guaranty of Payment of Debt, dated as of July 25, 1994, between Forest City
                  Enterprises, Inc. and the banks named therein incorporated by reference to
                  Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended July 31,
                  1994 (File No. 1-4372).
      4.6    --   First Amendment to Credit Agreement, dated as of September 12, 1995 among
                  Forest City Rental Properties Corporation, the banks named therein and
                  Society National Bank, as agent, incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended October 31, 1995 (File No.
                  1-4372).
      4.7    --   First Amendment to Guaranty of Payment of Debt, dated as of September 12,
                  1995, among Forest City Enterprises, Inc., the banks named therein and
                  Society National Bank, as agent, incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended October 31, 1995 (File No.
                  1-4372).
      4.8    --   Second Amendment to Credit Agreement, dated as of April 4, 1996, among Forest
                  City Rental Properties Corporation, the banks named therein and Society
                  National Bank, as agent.
      4.9    --   Second Amendment to Guaranty of Payment of Debt, dated as of April 4, 1996, among Forest City Enterprises, Inc., the banks named therein and Society
                  National Bank, as agent, incorporated by reference to Exhibit 10.6 to the
                  Registrant's Form 10-K for the fiscal year ended January 31, 1997 (File No.
                  1-4372).
      4.10   --   Third Amendment to Credit Agreement, dated as of December 18, 1996, among
                  Forest City Rental Properties Corporation, the banks named therein and
                  KeyBank National Association, f/k/a Society National Bank, as agent.
      4.11   --   Third Amendment to Guaranty of Payment of Debt, dated as of December 18,
                  1996, among Forest City Enterprises, Inc., the banks named therein and
                  KeyBank National Association, f/k/a Society National Bank, as agent.

    EXHIBIT
    NUMBER                                   DESCRIPTION OF DOCUMENT
    ------        -----------------------------------------------------------------------------
      4.12   --   Amended Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended
                  October 31, 1983 (File No. 1-4372).
      4.13   --   Code of Regulations of the Registrant, as amended June 14, 1994, incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-4372).
      5      --   Opinion of Jones, Day, Reavis & Pogue.
     *12     --   Computation of Ratio of Earnings to Fixed Charges.
     *23.1   --   Consent of Coopers & Lybrand L.L.P.
     23.2    --   Consent of Jones, Day, Reavis & Pogue (contained in Exhibit 5).
     24      --   Powers of Attorney.
     25.1    --   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of
                  National City Bank, as Trustee under the Senior Subordinated Indenture.
     25.2    --   Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of
                  National City Bank, as Trustee under the Junior Subordinated Indenture.


---------------


* Filed herewith


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that:

     For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be determined to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, the State of Ohio, on April 29, 1997.


                                          FOREST CITY ENTERPRISES, INC. By:
                                          /s/ CHARLES A. RATNER
                                            ------------------------------------
                                          Charles A. Ratner
                                            President and Chief Executive
                                          Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



               SIGNATURE                                  TITLE                      DATE
----------------------------------------    ------------------------------------------------------

/s/ ALBERT B. RATNER                        Co-Chairman of the Board         April 29, 1997
----------------------------------------    and Director
Albert B. Ratner

/s/ SAMUEL H. MILLER                        Co-Chairman of the Board,        April 29, 1997
----------------------------------------    Treasurer and Director
Samuel H. Miller

*                                           President, Chief Executive       April 29, 1997
----------------------------------------    Officer and Director (Principal
Charles A. Ratner                           Executive Officer)
/s/ THOMAS G. SMITH                         Senior Vice President, Chief     April 29, 1997
----------------------------------------    Financial Officer and Secretary
Thomas G. Smith                             (Principal Financial Officer)

/s/ LINDA M. KANE                           Vice President and Corporate     April 29, 1997
----------------------------------------    Controller (Principal Accounting
Linda M. Kane                               Officer)

/s/ NATHAN SHAFRAN                          Vice Chairman of the Board       April 29, 1997
----------------------------------------    and Director
Nathan Shafran

/s/ JAMES A. RATNER                         Executive Vice President         April 29, 1997
----------------------------------------    and Director
James A. Ratner

/s/ RONALD A. RATNER                        Executive Vice President         April 29, 1997
----------------------------------------    and Director
Ronald A. Ratner

/s/ J MAURICE STRUCHEN                      Director                         April 29, 1997
----------------------------------------
J Maurice Struchen

               SIGNATURE                                  TITLE                      DATE
----------------------------------------    ------------------------------------------------------

/s/ MICHAEL P. ESPOSITO, JR.                Director                         April 29, 1997
----------------------------------------
Michael P. Esposito, Jr.

/s/ JERRY V. JARRETT                        Director                         April 29, 1997
----------------------------------------
Jerry V. Jarrett

/s/ SCOTT S. COWEN                          Director                         April 29, 1997
----------------------------------------
Scott S. Cowen

/s/ BRIAN J. RATNER                         Director                         April 29, 1997
----------------------------------------
Brian J. Ratner

/s/ DEBORAH RATNER SALZBERG                 Director                         April 29, 1997
----------------------------------------
Deborah Ratner Salzberg


---------------


* The undersigned, pursuant to a Power of Attorney executed by each of the Directors and officers identified above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Amendment No. 1 to Registration Statement on behalf of each of the persons noted above, in the capacities indicated.



By: /s/ Charles A. Ratner                                                      April 29, 1997
    -----------------------------------------
    Charles A. Ratner, Attorney-in-Fact

                                   EXHIBIT INDEX


EXHIBIT                                        EXHIBIT
NUMBER                                       DESCRIPTION
------    ---------------------------------------------------------------------------------
   1.1    Form of Underwriting Agreement for Debt Securities.
   1.2    Form of Underwriting Agreement for Preferred Stock.
   1.3    Form of Underwriting Agreement for Class A Common Stock.
   4.1    Form of Senior Subordinated Indenture between the Registrant and National City
          Bank, as Trustee thereunder.
   4.2    Form of Junior Subordinated Indenture between the Registrant and National City
          Bank, as Trustee thereunder.
   4.3    Form of Deposit Agreement, including form of Depositary Receipt.
   4.4    Credit Agreement, dated as of July 25, 1994, among Forest City Rental Properties
          Corporation, the banks named therein and Society National Bank, as agent, incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the
          quarter ended July 31, 1994 (File No. 1-4372).
   4.5    Guaranty of Payment of Debt, dated as of July 25, 1994, between Forest City
          Enterprises, Inc. and the banks named therein incorporated by reference to
          Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended July 31, 1994
          (File No. 1-4372).
   4.6    First Amendment to Credit Agreement, dated as of September 12, 1995 among Forest
          City Rental Properties Corporation, the banks named therein and Society National
          Bank, as agent, incorporated by reference to Exhibit 10.3 to the Registrant's
          Form 10-Q for the quarter ended October 31, 1995 (File No. 1-4372).
   4.7    First Amendment to Guaranty of Payment of Debt, dated as of September 12, 1995, among Forest City Enterprises, Inc., the banks named therein and Society National
          Bank, as agent, incorporated by reference to Exhibit 10.4 to the Registrant's
          Form 10-Q for the quarter ended October 31, 1995 (File No. 1-4372).
   4.8    Second Amendment to Credit Agreement, dated as of April 4, 1996, among Forest
          City Rental Properties Corporation, the banks named therein and Society National
          Bank, as agent.
   4.9    Second Amendment to Guaranty of Payment of Debt, dated as of April 4, 1996, among
          Forest City Enterprises, Inc., the banks named therein and Society National Bank, as agent, incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-4372).
  4.10    Third Amendment to Credit Agreement, dated as of December 18, 1996, among Forest
          City Rental Properties Corporation, the banks named therein and KeyBank National
          Association, f/k/a Society National Bank, as agent.

EXHIBIT                                        EXHIBIT
NUMBER                                       DESCRIPTION
------    ---------------------------------------------------------------------------------
  4.11    Third Amendment to Guaranty of Payment of Debt, dated as of December 18, 1996, among Forest City Enterprises, Inc., the banks named therein and KeyBank National
          Association, f/k/a Society National Bank, as agent.
  4.12    Amended Articles of Incorporation of the Registrant, incorporated by reference to
          Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended October 31, 1983
          (File No. 1-4372).
  4.13    Code of Regulations of the Registrant, as amended June 14, 1994, incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-K for the fiscal year ended
          January 31, 1997 (File No. 1-4372).
   5      Opinion of Jones, Day, Reavis & Pogue.
* 12      Computation of Ratio of Earnings to Fixed Charges.
* 23.1    Consent of Coopers & Lybrand L.L.P.
  23.2    Consent of Jones, Day, Reavis & Pogue (contained in Exhibit 5).
  24      Powers of Attorney.
  25.1    Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of
          National City Bank, as Trustee under the Senior Subordinated Indenture.
  25.2    Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of
          National City Bank, as Trustee under the Junior Subordinated Indenture.


---------------


* Filed herewith.